    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1996


                                                      REGISTRATION NO. 333-10611
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            UNIFRAX INVESTMENT CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3299                           34-1839043
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                            UNIFRAX INVESTMENT CORP.
                             2351 WHIRLPOOL STREET
                         NIAGARA FALLS, NEW YORK 14305
                                 (716) 278-3800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                WILLIAM P. KELLY
                            UNIFRAX INVESTMENT CORP.
                             2351 WHIRLPOOL STREET
                         NIAGARA FALLS, NEW YORK 14305
                                 (716) 278-3800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                                   COPIES TO:

                 WILLIAM APPLETON                                  WILLIAM M. HARTNETT
                 BAKER & HOSTETLER                               CAHILL GORDON & REINDEL
             3200 NATIONAL CITY CENTER                               80 PINE STREET
            CLEVELAND, OHIO 44114-3485                          NEW YORK, NEW YORK 10005
                  (216) 621-0200                                     (212) 701-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED OCTOBER 9, 1996


PROSPECTUS



                                  $100,000,000



                                    UNIFRAX  [Logo]



                            UNIFRAX INVESTMENT CORP.


                              % SENIOR NOTES DUE 2003


    Unifrax Investment Corp. ("Investment Corp.") is offering (the "Offering")
$100,000,000 aggregate principal amount of its     % Senior Notes due 2003 (the
"Notes"). The Offering is part of the financing that will be used to consummate the recapitalization of Unifrax Corporation (the "Recapitalization") which will result in Unifrax Holding Co. ("Holding") owning 90% of the common stock of Unifrax Corporation, an indirect wholly-owned subsidiary of The British Petroleum Company plc ("BP"). An affiliate of BP will retain the remaining 10% of the common stock of Unifrax Corporation. The Recapitalization will be effected pursuant to the Recapitalization Agreement (as defined). Under the terms of the Recapitalization Agreement, Investment Corp. will merge into Unifrax Corporation upon completion of the Offering, with Unifrax Corporation becoming the surviving corporation (the "Company") and becoming liable for the Notes. The consummation of the Offering and the consummation of the Recapitalization and the transactions contemplated thereby will be concurrent, and each is conditioned upon the other. Prior to the merger, Investment Corp. will be the issuer and will be obligated under the Notes, and Unifrax Corporation will have no liability either under the Notes or in connection with the Offering. Upon consummation of the merger of Investment Corp. and Unifrax Corporation, Unifrax Corporation, as the surviving corporation, will be liable under the Notes and in connection with the Offering to the same extent that Investment Corp. was so liable prior to such merger. See "The Recapitalization."



    Interest on the Notes will be payable semi-annually on each          and
         , commencing            , 1997, at the rate of     % per annum. The
Notes will be redeemable, in whole or in part, at the option of the Company on
or after            , 2000, at the redemption prices set forth herein plus
accrued interest to the date of redemption. In addition, on or prior to
           , 1999, the Company may, at its option, redeem up to $30.0 million in aggregate principal amount with the net cash proceeds of one or more Public Equity Offerings (as defined), at the redemption price set forth herein plus accrued interest to the date of redemption; provided, however, that after any such redemption the aggregate principal amount of the Notes outstanding must equal at least $70.0 million.



    The Notes will be senior unsecured obligations of the Company, will rank senior to all subordinated indebtedness of the Company and will rank pari passu in right of payment with all other senior indebtedness of the Company, including the indebtedness under the Credit Agreement (as defined). As of October 9, 1996, after giving pro forma effect to the Recapitalization, the Company would have had approximately $132.0 million of total indebtedness and $25.0 million of secured indebtedness outstanding under the Credit Agreement (in each case excluding unused commitments of $20.0 million under the Credit Agreement).



    Upon a Change of Control (as defined), each holder will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of their principal amount plus accrued interest to the date of repurchase. There can be no assurance that the Company will have the financial ability or will be permitted by the Credit Agreement to repurchase the Notes. See "Risk Factors--Potential Inability to Make a Required Change of Control Offer." In addition, the Company will be obligated to offer to repurchase Notes at 100% of their principal amount plus accrued interest to the date of repurchase in the event of certain asset sales.



    There is no existing market for the Notes, and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which such holders would be able to sell their Notes. The Company does not intend to apply for listing of the Notes on any securities exchange. See "Risk Factors--Absence of Prior Market for Notes; Determination of Offering Price; Market Risk."



    SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                                                       PROCEEDS TO
                                                       PRICE TO       UNDERWRITING      INVESTMENT
                                                      PUBLIC(1)       DISCOUNT(2)        CORP.(3)
-----------------------------------------------------------------------------------------------------
Per Note..........................................          %              %                %
-----------------------------------------------------------------------------------------------------
Total.............................................       $              $                $
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from          .


(2) Investment Corp. has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(3) Before deducting expenses payable by Investment Corp., estimated at $    .


                            ------------------------


    THE NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS, AND SUBJECT TO VARIOUS OTHER CONDITIONS INCLUDING THE UNDERWRITERS' RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT
  , 1996.


BT SECURITIES CORPORATION                      NATIONSBANC CAPITAL MARKETS, INC.


                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1996.

                               PROSPECTUS SUMMARY


     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this Prospectus. Prior to February 29, 1996, Unifrax Corporation ("Unifrax") was known as The Carborundum Company ("Carborundum") and included a number of divisions and subsidiaries engaged in various manufacturing businesses. On February 29, 1996, all of the Carborundum businesses except for the North American ceramic fibers division (the "Division") were sold in the Saint-Gobain Sale (as defined). Concurrent with the Saint-Gobain Sale, Carborundum was re-named Unifrax, and subsequent to the Saint-Gobain Sale, Unifrax has consisted solely of the Division. As used herein, unless the context otherwise requires, the "Company," prior to February 29, 1996, refers to the Division and, subsequently, refers to Unifrax and the related sales corporations in Europe (XPE Vertriebs GmbH) and South America (NAF Brasil Ltda.).



                                  THE COMPANY


     The Company is the leading North American manufacturer of ceramic fiber with a market share in excess of 40% of the ceramic fiber sold in the North American market, as measured by volume. Developed by the Company in 1942, ceramic fiber is a white, glassy material belonging to a class of materials known as man-made vitreous fibers (a class which also includes fiberglass and mineral wool). Ceramic fiber possesses several commercially attractive performance properties including stability at very high temperatures, extremely low heat transmission and retention, light weight compared to other heat-resistant materials, chemical stability and corrosion resistance. These properties make ceramic fiber a superior insulating material in high temperature applications.

     Ceramic fiber's most common application has been to line industrial furnaces, where high temperatures demand its heat-resistant characteristics. Historically, the industrial furnace-related market has represented the largest percentage of the Company's sales. While maintaining its strong position in this traditional market, the Company's strategy has been to apply its expertise to rapidly-growing, high value-added niche markets. These niche markets, which include automotive (products such as airbag inflation filters and catalytic converter gaskets), power generation (products such as steam boiler insulation, duct wrap and stack linings), and fire protection (products such as commercial kitchen exhaust duct wrap and cable trays), now account for the majority of the Company's net sales. For the year ended December 31, 1995, approximately 44% of the Company's net sales were derived from furnace-related markets, 31% from automotive-related markets, and 25% from other markets. During each of the four years ended December 31, 1995, sales of new products and applications (those commercialized within the previous five years) represented over 20% of the Company's net sales.

     During the four-year period ended December 31, 1995, the Company's net sales and EBITDA increased at compound annual growth rates of 12% and 28%, respectively. During this period, the growth in EBITDA exceeded the growth in sales due to a shift in the sales mix to higher margin products, improvements in manufacturing efficiency, increased capacity utilization rates, and continued control of marketing and administrative costs.


COMPETITIVE STRENGTHS


     The Company has the following strengths which provide competitive advantages in the North American ceramic fiber market.

     Broad Product Line. The Company manufactures one of the broadest lines of ceramic fiber products sold in the North American market. The Company's ceramic fiber is produced in numerous forms, including bulk fiber, blankets and modules, boards, papers and felts, textiles and a variety of other high value-added products. These products are used in thermal management applications where heat resistance, light weight and low heat transmission and retention are required.

     Product Innovation. The Company has demonstrated the ability to introduce successful, high value-added products and applications for both traditional and niche markets. The Company's product leadership can be attributed to its close relationship with its customers and its extensive research and development efforts. These new products have been sold in the furnace-related markets as well as in high-growth niche markets for both existing and new applications. Examples of successful new product introductions include porosity-controlled paper used as a filter in automotive airbag inflators, expandable paper (known as XPE(TM)) used as a gasket in catalytic converters, easy-to-install Anchor-Loc 2(R) furnace modules and Insulfrax(R) furnace blanket which uses a new fiber chemistry.


     Strong Customer Relationships. Long-term customer relationships with distributors as well as end-use customers have been an important factor in the Company's success. Of the Company's top 10 distributors in 1995, the majority have represented the Company for over 10 years and a substantial number have been distributors for the Company for more than 20 years. A significant number of end-use customers have also been purchasing products from the Company for extended periods of time. For example, in the furnace-related market, most of the Company's current customers have been purchasing products for at least 5 years, many for over 10 years and several for over 20 years. In many situations, especially in the case of the automotive market, customers recognize that they must depend on a particular supplier for an extended period and consequently exercise considerable care in the supplier selection process. The Company's products are currently specified in numerous automotive applications, such as airbag inflators, which require "zero defect" components. By successfully meeting such stringent requirements, the Company is recognized as a reliable supplier, and has developed solid relationships with its customers.

     Recognized Quality. The Company's products have received repeated recognition for high quality and excellent capability, including eight consecutive Chrysler Pentastars, an award which Chrysler bestows on only the top 2% of its suppliers. The Company also expects its Tonawanda facility to receive certification under QS-9000, the quality standard for GM, Ford and Chrysler suppliers, early in 1997, although there can be no assurance that it will do so.

     Low Cost Manufacturing. The Company's manufacturing strategy has consistently emphasized investment in capital equipment and process engineering improvements designed to increase efficiency and lower manufacturing costs. The Company believes it has the industry's most advanced fiber manufacturing technology and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market.


BUSINESS STRATEGY


     The Company's business objective is to increase earnings by expanding its leadership position in niche markets while maintaining its market position in furnace-related markets. To meet this objective, the Company will continue to focus research and development efforts on the creation of new niche products and applications, and will add needed capacity at its New Carlisle, Indiana facility to maintain its position as a low cost producer of bulk fiber and blanket. In addition, the Company has developed the industry model for product stewardship, and will continue to lead the industry's effort on such programs.

     New Products and Markets. By combining its market knowledge and strong customer relationships with its technical expertise, the Company has successfully introduced a wide variety of new products. During each of the past four years, new products and applications (those commercialized within the previous five years) have accounted for over 20% of the Company's net sales. These new products have been sold for use in existing and new applications to both the furnace-related and high-growth niche markets, and many are designed and qualified to meet specialized customer requirements. The Company's cumulative research and development expenses were $9.4 million for the four fiscal years ended December 31, 1995 and the Company expects such expenses to be $2.5 million in 1996. The Company plans to continue to dedicate substantial resources to its new product development programs and expects new products to continue to drive the Company's long-term growth.

     Continued Cost Reduction and Productivity Enhancements. The Company's current management team has a successful track record of achieving cost reductions and will continue these efforts. By concentrating its furnacing operations primarily at one location, the Company believes that it has developed the industry's most advanced fiber manufacturing technology and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market. The Company spent $12.8 million in total capital expenditures for the four fiscal years ended December 31, 1995. The Company anticipates spending $9.7 million in 1996, including construction in progress under a $13.7 million furnace expansion program to be completed in 1997. This furnace expansion is designed to provide needed capacity and flexibility and to further reduce manufacturing costs.


     Leadership in Product Health and Safety. Man-made fibers such as ceramic fiber, fiberglass and mineral wool have been categorized as "possibly carcinogenic in humans" and "probably carcinogenic in humans" by various government agencies and health organizations. The Company has been the industry's leader with respect to management of potential health and product safety issues associated with ceramic fiber. Specifically, the Company has established systems to identify and reduce potential adverse health effects, if any, associated with its products. The Company works actively with its employees and customers to reduce workplace exposure through improved product handling procedures. In addition, the Company has been active in developing new types of industrial fibers with physical and chemical properties that may help to reduce the potential risks associated with ceramic fiber. See "Business -- Product and Health Safety Issues."



                                  RISK FACTORS


     An investment in the Notes involves certain risks associated with the Company's business and the industry in which it competes, including (i) the Company's dependence on ceramic fiber and the health and safety issues related thereto, (ii) the Company's substantial leverage, (iii) restrictions imposed by the terms of the Company's indebtedness, (iv) the Company's potential inability to make a Change of Control Offer as required by the Notes, (v) the impact of environmental regulations on the company's operations and property and governmental regulations relating thereto, (vi) the control of the Company by a majority stockholder, (vii) the dependence by the Company on certain key executives, (viii) the Company's sensitivity to general economic conditions and the highly competitive nature of the ceramic fiber industry, (ix) the Company's dependence on a certain product line and on a raw material supplier, and (x) restrictions on the Company's ability to expand internationally due to a covenant not to compete. For a more detailed discussion of these and certain other risks, see "Risk Factors."


                               SAINT-GOBAIN SALE



     On February 29, 1996, BP completed the sale of substantially all of the assets of Carborundum, other than the Division, to Societe Europeenne des Produits Refractaires ("SEPR") and various other affiliates of Compagnie de Saint-Gobain, a multinational French manufacturing company. In connection with that sale (the "Saint-Gobain Sale"), the Company entered into a series of agreements with SEPR which govern their market and business relationships. These agreements affect how the Company conducts business and currently restrict the Company's ability to expand its sales outside of the North American market for a period of 5 years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions -- Relationship with SEPR."



                                 THE INVESTORS


     Holding was formed in June 1996 by Kirtland Capital Partners II L.P. (solely or together with its predecessors and affiliates "Kirtland") to effect the Recapitalization. Kirtland is a private investment firm based in Cleveland, Ohio, which has been buying and building manufacturing and distribution businesses since 1978. Kirtland has made investments in middle market businesses that manufacture and distribute wire and wire harnesses, PVC pipe and plumbing products and decorative laminates. In addition, Kirtland previously made a related industry investment in North American Refractories Co., a leading manufacturer and distributor of refractory products. See "Certain Relationships and Related Transactions -- Relationship with Kirtland and Holding."



                              THE RECAPITALIZATION



     The Offering is part of the Recapitalization which is being effected pursuant to the Recapitalization Agreement dated as of June 9, 1996 (the "Recapitalization Agreement"), among Unifrax, Holding, Investment Corp. and BP and certain of its subsidiaries, including BP America, Inc. ("BP America"). Certain subsidiaries of BP own all of the outstanding stock of Unifrax. The principal components of the Recapitalization, which will be consummated concurrently with the Offering (the "Closing"), include the following:


     - Kirtland and management of the Company will invest $27.0 million in Holding (the "Equity Investment"). Holding owns all of the outstanding capital stock of Investment Corp., the registrant, which was organized to effect the Recapitalization.

     - Investment Corp. will merge into Unifrax with Unifrax becoming the surviving corporation and becoming liable for the Notes.

     - The proceeds of the Offering, together with estimated initial borrowings by the Company of $25.0 million under the Credit Agreement, $7.0 million under the subordinated promissory note to be issued by the Company to a subsidiary of BP (the "BP Note") and the proceeds of the Equity Investment, will be used to: (i) pay affiliates of BP $144.0 million in connection with the redemption of certain stock of Unifrax held by affiliates of BP; (ii) pay affiliates of BP $10.0 million as consideration for the Non-compete Agreement (the "Non-compete Agreement") between BP and Holding; and (iii) pay an estimated $5.0 million of fees and expenses relating to the Recapitalization, the Offering, the Credit Agreement and the Equity Investment. See "The Recapitalization."

     Upon completion of the Recapitalization, Holding will own 90% of the common stock of the Company and an affiliate of BP will own 10% of the common stock of the Company. See "Risk Factors -- Controlling Stockholder," "Principal Stockholders" and "Certain Relationships and Related Transactions."


     Pursuant to the Recapitalization Agreement, BP America will indemnify Holding and the Company, subject to certain limitations, against liabilities arising from operations of the Company which were discontinued prior to the Closing, liabilities for wrongful death or personal injury allegedly caused by exposure, prior to the Closing, to refractory ceramic fiber products manufactured by the Company, and certain environmental matters. See "Certain Relationships and Related Transactions -- Relationship with BP and its Subsidiaries -- Recapitalization Agreement."



                         LOCATION OF EXECUTIVE OFFICES


     The Company's executive offices are located at 2351 Whirlpool Street, Niagara Falls, New York 14305. The Company's telephone number is (716) 278-3800.

                                  THE OFFERING



Issuer.....................  Investment Corp. will issue the Notes and will merge into Unifrax Corporation in connection with the Recapitalization. After the merger, Unifrax Corporation will be the surviving corporation and will be liable for the Notes.



Securities Offered.........  $100,000,000 aggregate principal amount of     %
                             Senior Notes due 2003.


Maturity Date..............              , 2003.


Payment Dates..............  Interest on the Notes will accrue from the date of issuance and will be payable semiannually on each
                                         and             , commencing
                               , 1997.



Ranking....................  The Notes will be senior unsecured obligations of the Company (as defined), will rank senior to all subordinated indebtedness of the Company and will rank pari passu in right of payment with all other senior indebtedness of the Company, including the indebtedness under the Credit Agreement (as defined). Since the indebtedness under the Credit Agreement is secured by the assets of the company, there can be no assurance that the Notes will be paid in full. See "Description of Notes."



Optional Redemption........  The Notes will be redeemable, in whole or in part, at the option of the Company on or after
                               , 2000, at the redemption prices set forth herein
                             plus accrued interest to the date of redemption. In
                             addition, on or prior to             , 1999, the
                             Company may, at its option, redeem up to $30.0 million in aggregate principal amount with the net cash proceeds of one or more Public Equity Offerings, at the redemption price set forth herein plus accrued interest to the date of redemption; provided, however, that after any such redemption the aggregate principal amount of the Notes outstanding must equal at least $70.0 million. See "Description of Notes -- Redemption -- Optional Redemption."



Change of Control..........  If a Change of Control occurs, the Company will be required to offer to repurchase all outstanding Notes at a price equal to 101% of their principal amount plus accrued interest to the date of repurchase. The Credit Agreement will restrict the repurchase by the Company of Notes in these and other circumstances. If the Company fails to repurchase the Notes when so obligated, that failure will constitute a default under the Indenture (as defined). The occurrence of a default under the Indenture will also cause a default under the Credit Agreement. See "Description of
                             Notes -- Change of Control."


Offers to Purchase.........  In the event of certain asset sales, the Company will be required to offer to repurchase the Notes at a price equal to 100% of their principal amount plus accrued interest to the date of repurchase. See "Description of Notes -- Certain
                             Covenants -- Limitation on Asset Sales."

Certain Covenants..........  The Indenture governing the Notes (the "Indenture")
                             will impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, engage in certain lines of business, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company, impose restrictions on the ability of a subsidiary to pay certain dividends or make certain payments to the Company and sell or issue preferred stock of subsidiaries to third parties. See "Description of Notes -- Certain Covenants."

                                USE OF PROCEEDS


     Aggregate consideration for the Recapitalization, the Non-compete Agreement and related fees and expenses will be funded with (i) a $25.0 million term loan under the Credit Agreement, (ii) the $100.0 million proceeds of the Offering,
(iii) the $7.0 million BP Note, and (iv) the $27.0 million Equity Investment.

     The sources and uses of funds to consummate the Recapitalization and related transactions are set forth in the following table:

                                                                                AMOUNT
                                                                         ---------------------
                                                                         (DOLLARS IN MILLIONS)
    SOURCES OF FUNDS:
    Credit Agreement(a)................................................         $  25.0
    The Notes..........................................................           100.0
    The BP Note........................................................             7.0
    Equity Investment..................................................            27.0
                                                                                 ------
              Total Sources............................................         $ 159.0
                                                                                 ======
    USES OF FUNDS:
    Payments to existing stockholder(b)................................         $ 144.0
    Non-compete Agreement(c)...........................................            10.0
    Fees and expenses..................................................             5.0
                                                                                 ------
              Total Uses...............................................         $ 159.0
                                                                                 ======

---------------

(a) The Credit Agreement will consist of a $25.0 million term loan and a revolving credit facility of $20.0 million. The Company anticipates that no amounts will be borrowed under the revolving credit facility to consummate the Recapitalization. See "Description of Credit Agreement and Other Indebtedness."


(b) The payments to existing stockholder are made in consideration of the redemption of shares of Unifrax and the sale of shares of Unifrax, and the amount of the payments is subject to decrease based on changes in the net working capital of the Company at the Closing. See "The Recapitalization."



(c) See "Certain Relationships and Related Transactions -- Relationship with BP and its Subsidiaries -- Non-compete Agreement" for a description of the Non-compete Agreement to be provided by BP to Holding.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA



     The following table sets forth summary financial data of the Company for the five years ended December 31, 1995 and for the six-month periods ended as of June 30, 1995 and June 30, 1996, and certain pro forma data for the year ended December 31, 1995 and the six-month period ended June 30, 1996. The historical data set forth below for 1993, 1994 and 1995 have been derived from, and should be read in conjunction with, the Company's audited financial statements and the notes thereto appearing elsewhere in this Prospectus. The historical financial data set forth below for 1992 has been derived from audited financial statements which are not included herein. The historical financial data set forth below for 1991 has been derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The historical financial data for the six-month periods ended June 30, 1995 and June 30, 1996, have been derived from, and should be read in conjunction with, the unaudited financial statements and the notes thereto of the Company for such periods which are also included herein. Such financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Operating results for the six-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the year ended December 31, 1996.


     The pro forma statement of income data for 1995 and for the six-month period ended June 30, 1996, assume that the Recapitalization and the Saint-Gobain Sale occurred on January 1, 1995. The pro forma balance sheet data as of June 30, 1996, gives effect to the Recapitalization as if it had occurred on June 30, 1996. The pro forma financial data do not purport to represent what the Company's financial condition or results of operations would actually have been had the Recapitalization and the Saint-Gobain Sale in fact occurred on the assumed date, or to project the Company's financial condition or results of operations for any future period or date.

     The following table should be read in conjunction with "Selected Historical Financial Data", "Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                               SIX-MONTHS ENDED JUNE 30,
                                            YEAR ENDED DECEMBER 31,                      --------------------------------------
                         -------------------------------------------------------------                              PRO FORMA
                                                                             PRO FORMA               COMBINED(A)   CONSOLIDATED
                          1991      1992      1993        1994      1995       1995        1995         1996           1996
                         -------   -------   -------     -------   -------   ---------   ---------   -----------   ------------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
 Net sales.............  $53,540   $64,565   $67,692     $76,246   $84,064    $83,638     $ 43,036     $45,192       $ 45,121
 Cost of goods sold....   27,620    33,099    34,153      37,590    40,630     40,594       20,803      22,579         22,573
                         -------   -------   -------     -------   -------    -------      -------     -------       --------
 Gross profit..........   25,920    31,466    33,539      38,656    43,434     43,044       22,233      22,613         22,548
 Selling and
  distribution.........    9,462    10,370     9,932      10,688    11,579     12,066        6,064       6,418          6,499
 Administration........    5,701     5,212     5,415       6,279     6,189      8,869        3,218       3,429          4,431
 Allocated corporate
  charges (b)..........    2,900     2,600     2,800       2,300     2,700         --        1,350         356             --
 Research and
  development..........    2,106     2,455     2,247       2,272     2,450      2,450        1,372       1,121          1,121
 Restructuring
  charges..............       --       480       155          --        --         --           --          --             --
                         -------   -------   -------     -------   -------    -------      -------     -------       --------
 Operating income......    5,751    10,349    12,990      17,117    20,516     19,659       10,229      11,289         10,497
 Interest expense......       --        --        --          --        --    (13,316)          --          --         (6,609)
 Other income
  (expense)............      541       555       549         591       932        542          392          43            (46)
                         -------   -------   -------     -------   -------    -------      -------     -------       --------
 Income before income
  taxes and accounting
  change...............    6,292    10,904    13,539      17,708    21,448      6,885       10,621      11,332          3,842
 Provision for income
  taxes................    2,511     4,356     5,611       7,256     8,743      2,772        4,316       4,697          1,625
                         -------   -------   -------     -------   -------    -------      -------     -------       --------
 Income before
  accounting change....    3,781     6,548     7,928      10,452    12,705      4,113        6,305       6,635          2,217
 Effect of accounting
  change...............       --        --    (2,658)(c)      --        --         --           --          --             --
                         -------   -------   -------     -------   -------    -------      -------     -------       --------
 Net Income............  $ 3,781   $ 6,548   $ 5,270     $10,452   $12,705    $ 4,113     $  6,305     $ 6,635       $  2,143
                         =======   =======   =======     =======   =======    =======      =======     =======       ========
OTHER DATA:
 EBITDA (d)............  $ 9,515   $14,501   $17,510     $21,928   $25,749    $25,282     $ 12,715     $13,287       $ 12,796
 Depreciation and
  amortization.........    3,223     3,597     3,971       4,220     4,301      5,081        2,094       1,955          2,345
 Cash flows from
  operating
  activities(g)........       NA     9,347    10,172      11,324    18,925                   8,040       8,141
 Cash flows from
  investing
  activities(g)........       NA    (3,571)   (2,950)     (2,578)   (3,593)                 (1,169)     (3,049)
 Cash flows from
  financing
  activities(g)........       NA    (6,049)   (7,134)     (8,743)  (15,393)                 (6,858)     (5,129)
 Capital
  expenditures.........    2,751     3,669     3,032       2,670     3,404      3,404        1,193       2,795          2,795
 Ratio of EBITDA to
  interest expense
  (d)..................                                                          1.90x                                   1.94x
 Ratio of earnings to
  fixed charges (e)....    75.90x   113.41x   124.08x     166.50x   165.98x      1.48x      169.59x     172.70x          1.54x
BALANCE SHEET DATA
  (AT PERIOD END):
 Working capital.......  $11,103   $11,597   $13,583     $16,688   $14,763                $ 17,151     $15,362       $ 16,169
 Total assets..........   53,453    54,327    55,105      56,897    54,239                  56,668      57,903         83,048
 Long-term debt........       --        --        --          --        --                      --          --        132,000
 Total liabilities.....   15,414    15,888    18,634      18,943    18,815                  19,136      20,788        146,591
 Parent company
  investment/
  Stockholders' equity
  (deficit)(f).........   38,039    38,439    36,471      37,954    35,424                  37,532      37,115        (63,543)


---------------

(a) Represents the combined data of Unifrax and the affiliated overseas sales corporations created following the Saint-Gobain Sale.

(b) Certain administrative services and research and development activities were provided to all businesses of Carborundum including the Division on a centralized basis. Indirect administrative expenses were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Carborundum. In the opinion of management of the Company, charges and allocations have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Division been operating as a stand-alone entity.

(c) Represents the cumulative effect of a change in accounting principle made in 1993 related to the accounting for post-retirement benefits other than pensions.


(d) "EBITDA" means earnings from operations before interest expense, taxes, depreciation, amortization, and cumulative effect of change in accounting principle. EBITDA is included because management believes that it is an indicator used by investors to gauge a company's ability to service its interest and principal obligations. EBITDA should not be considered in isolation from, as a substitute for or as being more meaningful than net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. EBITDA, as presented herein, may be calculated differently by other companies and, as such, EBITDA amounts presented herein may not be comparable to other similarly titled measures of other companies.



(e) Earnings used in computing the ratio of earnings to fixed charges consist of income from continuing operations before income taxes and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and imputed interest on lease obligations.



(f) The Division (prior to the Closing) had no separately identifiable equity other than an amount equal to its net assets captioned as "Parent company investment." In connection with the Recapitalization, this investment will be eliminated and replaced by stockholders' equity comprised of the Company's issued common stock at par value and a residual amount of additional paid-in capital.


(g) Information for 1991 is not available.

                                  RISK FACTORS


     Prospective purchasers of the Notes should consider carefully the following risk factors, as well as the other information set forth in this Prospectus.


DEPENDENCE ON CERAMIC FIBER; HEALTH AND SAFETY ISSUE

     Possible Health Concerns Related to Ceramic Fibers. Substantially all of the Company's products contain ceramic fiber, a man-made vitreous fiber which, along with similar fibers such as fiberglass and mineral wool, has been categorized as "possibly carcinogenic in humans" by the International Agency for Research on Cancer, an agency within the World Health Organization of the United Nations. Other government agencies and health organizations, including the U.S. Environmental Protection Agency (the "EPA"), have categorized ceramic fiber as "probably carcinogenic in humans." To date, studies of workers with occupational exposure to airborne ceramic fiber have found no clinically significant relationship between prior or current exposure to ceramic fiber and disease in humans; however, independent animal studies have indicated that ceramic fiber inhaled by test animals can cause cancer. Whether or not ceramic fiber is ever demonstrated to cause disease in humans, the Company could be required to spend substantial amounts of money in connection with the monitoring, study, and resolution of this health and safety issue, including efforts to develop a product or process that would meet any government-imposed regulation. Furthermore, the Company's efforts to develop a product or process that would satisfy any regulatory initiative may not be successful.


     Ceramic Fibers Litigation. From time to time, the Company has been named as a defendant in lawsuits involving alleged injury suffered from exposure to ceramic fiber. The Company believes the lawsuits brought against it have been without merit and the litigation currently pending, or to its knowledge threatened, will not have a material adverse effect on the financial condition or results of operations of the Company. The Company's belief is based on the fact that, although animal studies have indicated that ceramic fiber inhaled by test animals can cause disease, there have been no human diseases proven to be caused by exposure to refractory ceramic fiber. The Company's belief is also based on the indemnification agreements with BP, as set forth below. As part of the Recapitalization, BP has agreed to indemnify the Company and Holding against certain liabilities for wrongful death or personal injury arising from exposure to ceramic fiber prior to the Recapitalization. Additional litigation and administrative proceedings could be brought against the Company and its distributors and customers, and the Company could be exposed to significant defense costs as well as potential adverse judgments with respect to exposure claims for periods after the Recapitalization. However, BP's indemnity will not extend to any liabilities for wrongful death or personal injury caused by exposures which occur after the Recapitalization. If claims arise from exposure in part before and in part after the Recapitalization, then BP's indemnity will only apply to the portion of the injury arising from the exposure prior to the Recapitalization. BP shall not indemnify the Company with respect to any liabilities for wrongful death or personal injury to the extent caused by the failure of the Company to maintain a Product Stewardship Program consistent with that maintained by the Company prior to the Recapitalization, as modified in a commercially reasonable manner in accordance with changing regulatory, scientific and technical factors. In addition, there can be no assurance that the Company will be able to obtain adequate product liability insurance coverage for any future exposures which are not covered by BP's indemnity. BP's failure to indemnify the Company, or the imposition of claims against the Company which are not covered by BP's indemnity, could have a material adverse effect on the Company. See "Certain Relationships and Related Transactions -- Relationship with BP and Its Subsidiaries."


     Cost of Compliance with Future Government Regulations. To date, studies of occupational exposure have found no clinically significant relationship between prior or current exposure to ceramic fiber and disease in humans; however, there can be no assurance that a link will not be found in the future. The costs which may be incurred by the Company in dealing with the ceramic fiber health issue and the imposition of government regulation cannot be reasonably estimated at this time but could have a material adverse effect on the financial condition and results of operations of the Company. The EPA has proposed to make refractory ceramic fibers subject to a "Significant New Use Rule" ("SNUR"); a final rule has never been promulgated, but the May 13, 1996 Regulatory Agenda predicts that U.S. EPA will take final action on the proposed rule in

December of 1996. This date for final action has been postponed from year to year for several years. Under a SNUR, a manufacturer must notify the EPA if it plans a significant new use of one of its chemicals or compounds, and the EPA may require testing to ensure that the proposed new use is safe. Since the Company relies heavily on the development of new uses for ceramic fibers and the introduction of new products for its sales growth, this increased governmental regulation could materially impact operations of the Company.


     Although no specific U.S. government regulations currently exist for the allowable concentrations of ceramic fiber in breathable air, the U.S. Occupational Safety and Health Administration ("OSHA"), the National Institute of Occupational Safety and Health ("NIOSH"), and Health Canada ("HC") have been reviewing the potential health implications of ceramic fiber exposure for several years. Currently, the Company voluntarily complies with an industry recommended exposure guideline of 1.0 fiber per cubic centimeter of air as determined by the Refractory Ceramic Fiber Coalition ("RCFC"). The American Conference of Governmental Industrial Hygienists ("ACGIH"), an independent association of prominent scientists, is currently considering a recommended exposure guideline for ceramic fibers between 0.1 and 0.5 fibers per cubic centimeter of air. Such ACGIH recommendations may be adopted by government regulators. Although none are presently foreseen domestically, if the U.S. adopts legislative or regulatory standards severely restricting the use of ceramic fiber or severely limiting fiber exposure, such regulations could have a material adverse effect on the Company. There is no guarantee that the Company or its customers could economically reduce exposure levels. The higher costs associated with meeting such standards could make the Company's products less competitive than alternative products. See "The Recapitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Product and Health Safety Issues."


SUBSTANTIAL LEVERAGE


     After consummation of the Recapitalization, the Company will have significant indebtedness. At June 30, 1996, on a pro forma basis after giving effect to the Recapitalization and the financing thereof, the Company would have had total indebtedness of approximately $132.0 million, and a stockholders' deficit of $63.5 million. In addition, the Company expects to borrow additional amounts under the Credit Agreement or otherwise for working capital and other corporate purposes. Under the Credit Agreement, the Company will have a $20 million revolving credit facility, which will be undrawn at the Closing. There are no currently existing arrangements to borrow additional funds beyond the funds available under the Credit Agreement. See "The Recapitalization," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Credit Agreement and Other Indebtedness" and the Financial Statements and notes thereto included elsewhere in this Prospectus.


     The degree to which the Company is leveraged could have important consequences to holders of the Notes including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its indebtedness, (iii) the agreements governing the Company's long-term indebtedness will contain certain restrictive financial and operating covenants that could limit the Company's ability to compete and expand, and (iv) the Company's vulnerability to economic downturns may be increased, and its ability to withstand competitive pressures or respond to changing business and economic conditions may be reduced. The ability of the Company to pay interest and principal on the Notes to satisfy its other debt obligations and to make planned expenditures will be dependent on the future operating performance of the Company, which could be affected by changes in economic conditions and other factors, including factors beyond the control of the Company. A failure to comply with the covenants and other provisions of its debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. The Company believes that cash flow from operations will be sufficient to cover its debt service requirements and other requirements. However, if the Company is at any time unable to generate sufficient cash flow from operations to service its indebtedness, it may be required to seek to renegotiate the terms of the instruments relating to that indebtedness or seek to refinance all or a portion of that indebtedness or to obtain additional financing. There can be no assurance that the Company will be able to successfully renegotiate such terms or that any such refinancing would be possible or that any additional financing could be obtained, or obtained on terms that are favorable or acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Credit Agreement and Other Indebtedness."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS


     The Indenture will restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Indenture will also impose restrictions on the ability of subsidiaries to pay dividends or make certain payments to the Company. The Credit Agreement will contain other restrictive covenants, including financial covenants relating to the net worth, capital expenditures and interest coverage and debt coverage ratios of the Company, and covenants relating to employee benefits, environmental laws, certain contracts for the purchase of materials for services, and the amendment of certain documents (including the Indenture and the Notes) that are not contained in the Indenture. In addition, certain covenants that are contained in both the Indenture and the Credit Agreement, including limitations on indebtedness, liens, mergers and consolidations, the purchase and sale of assets, the payment of dividends and other payments in respect to stock, are more restrictive in the Credit Agreement. A breach of any of these covenants could result in a default under the Credit Agreement and/or the Indenture. Upon the occurrence of an event of default under the Credit Agreement, the lenders thereunder could elect to declare all amounts outstanding under the Credit Agreement, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the Credit Agreement accelerate the payment of such indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. Substantially all of the Company's assets will be pledged as security for indebtedness incurred under the Credit Agreement. See "Description of Notes -- Certain Covenants" and "Description of Credit Agreement and Other Indebtedness."


POTENTIAL INABILITY TO MAKE A REQUIRED CHANGE OF CONTROL OFFER


     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all of the Notes that might be delivered by Holders seeking to accept the Change of Control offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent that it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, the Credit Agreement will restrict the repurchase of Notes by the Company in connection with a Change of Control Offer and restricts the ability of the Company to incur indebtedness from third parties, which restriction may only be waived at the discretion of the lenders under the Credit Agreement.



     If the Company fails to repurchase the Notes when so obligated, that failure will constitute a default under the Indenture. The occurrence of a default under the Indenture will also cause a default under the Credit Agreement, and since the indebtedness under the Credit Agreement will be secured by the assets of the Company, there can be no assurance that the Notes will be paid in full.


PROTECTION LIMITS OF THE INDENTURE

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant requiring the Company to make a Change of Control Offer. The restrictions in the Indenture may make it more difficult or discourage a takeover of the Company, whether or not the management of the Company is in favor or opposed. Consequently, consummation of any such transaction in certain circumstances may require the repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such repurchase or whether the Company will be permitted to do so by the lenders under the Credit Agreement. See
"-- Potential Inability to Make a Required Change of Control Offer." Although these restrictions cover arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, or similar transaction including risk of nonpayment of principal and interest.


     Furthermore, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain limited purposes. See "Description of Notes -- Modification of the Indenture."

IMPACT OF ENVIRONMENTAL REGULATION; GOVERNMENTAL REGULATION


     Like similar companies, the Company's operations and properties are subject to a wide variety of foreign, federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contamination in the environment, and the health and safety of employees and other individuals. As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental protection and health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. The Company may incur liability as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), or comparable state law in connection with off-site disposal activities at three sites. Carborundum has entered into a Consent Decree with the New York State Department of Environmental Conservation to remediate contamination at the Company's facility located in Sanborn, New York. However, pursuant to the Recapitalization Agreement, BP has agreed to indemnify the Company as to these and other environmental matters. See "Certain Relationships and Related
Transactions -- Relationship with BP and Its Subsidiaries -- Recapitalization Agreement -- Environmental Indemnity." Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental protection and health and safety laws and regulations, and liability for known claims of this type, will not have a material adverse effect on the Company's business or financial position. However, future events, such as changes in existing laws and regulations or their interpretation, and more rigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material to the Company's business or financial position. See "Business -- Environmental Matters."


CONTROLLING STOCKHOLDER


     Upon consummation of the Recapitalization, Holding will own 90% of the outstanding common stock of the Company. Kirtland owns a majority of the outstanding common stock of Holding. By virtue of such stock ownership, Kirtland will have the power to control all matters submitted to stockholders of the Company and to elect all directors of the Company and its subsidiaries. The interests of Kirtland as equity holder may differ from the interests of holders of the Notes. See "Principal Stockholders" and "Certain Relationships and Related Transactions."


DEPENDENCE ON KEY EXECUTIVES

     The Company's performance to date has depended largely on William P. Kelly, the Company's President and Chief Executive Officer, and certain other executive officers of the Company. The loss of the services of Mr. Kelly or such other persons could have a material adverse effect on the business and operations of the Company and there can be no assurance that the Company would be able to find replacements with equivalent skills. The Company has no written employment agreement with, or "key man" life insurance on, its executive officers. See "Management."

GENERAL ECONOMIC CONDITIONS; COMPETITION

     The Company's business is sensitive to downturns in the general economy because a substantial portion of its products are used in cyclical industries. Furthermore, the Company recently began a $14.4 million expansion project at its facility in New Carlisle, Indiana. This expansion will increase the Company's fixed costs and may increase its sensitivity to general economic conditions. See "Business -- Cyclicality and Seasonality."

     The ceramic fiber industry is highly competitive, and some of the Company's competitors are larger and have greater resources than the Company. This competition could adversely affect the Company's financial condition and results of operations. See "Certain Relationships and Related
Transactions -- Relationship with SEPR" and "Business -- Competition."

DEPENDENCE ON PRODUCT LINE

     The adoption of automotive airbags in the U.S. over the past five years has resulted in rapid growth in the Company's sales of porosity-controlled paper, which is used in airbag inflators. Today most airbag inflation systems depend on sodium azide technology. The Company believes that sodium azide technology may be gradually displaced in new car designs by one or more alternative technologies which may or may not use the Company's porosity-controlled paper. As new car models are designed, alternative technologies existing or being developed may replace the Company's ceramic based fiber paper, leaving the Company with a smaller potential market for its products. During each of the two years ended December 31, 1994 and December 31, 1995, the Company's sales of porosity-controlled paper represented between 10% and 15% of the Company's total net sales. A substantial decrease in sales of porosity-controlled paper, if it were to occur, could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Markets."

DEPENDENCE ON RAW MATERIAL SUPPLIER


     Vermiculite is a mineral which is an important raw material in the manufacture of the XPE(TM) product line used in automotive catalytic converters. The Company currently purchases approximately one-half of its requirements of vermiculite from one supplier in China and the other half from a U.S. supplier. Because vermiculite from the Chinese source has superior performance qualities, the Company believes that over the next two to three years, both it and its competitors will become increasingly reliant on the Chinese source. Although the Company is attempting to identify additional sources, at the present time, no additional source of vermiculite with comparable performance qualities has been located, and if such a source is located in the future, there can be no assurance that supplies can be obtained from such source on the same terms and conditions as are obtained from the current supplier. During the year ended December 31, 1995, the Company's sales of XPE(TM) represented approximately 10% of the Company's net sales. Any significant interruption in the supply of vermiculite for an extended period of time could have a material adverse effect on the financial condition and results of operations of the Company. See "Business -- Markets," and "Business -- Manufacturing and Operations."


RESTRICTIONS ON INTERNATIONAL EXPANSION


     As part of the arrangements related to the Saint-Gobain Sale, the Company entered into a series of agreements with SEPR which affect how the Company conducts business outside the North American market. These agreements include the Company's covenant not to compete with SEPR outside the North American market until March 1, 2001, and other restrictions on the Company's ability to distribute its products and license its technology outside the North American market. These arrangements restrict the Company's ability to expand its sales (other than XPE(TM) sales) outside the North American market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions -- Relationship with SEPR."


ABSENCE OF PRIOR MARKET FOR NOTES; DETERMINATION OF OFFERING PRICE; MARKET RISK


     The Company does not intend to apply for a listing of the Notes on a securities exchange. There is currently no established market for the Notes and there can be no assurance as to the liquidity of markets that may develop for the Notes. If such markets were to exist, the Notes could trade at prices that may be lower than the initial market values thereof, depending on many factors, including prevailing interest rates, the markets for similar securities, the financial performance of the Company and other factors.

     The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading market independent of the financial performance of, and prospects for, the Company.

FRAUDULENT CONVEYANCE

     The incurrence by the Company of indebtedness such as the Notes may be subject to review under relevant state and federal fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if a court were to find that, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, either (a) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding creditors or (b) the Company received less than reasonably equivalent value or consideration for incurring such indebtedness and
(i) was insolvent or were rendered insolvent by reason of such transactions,
(ii) was engaged in a business or transaction for which the assets remaining with the Company constituted reasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court may subordinate such indebtedness to presently existing and future indebtedness of the Company, avoid the issuance of such indebtedness and direct the repayment of any amounts paid thereunder to the Company's creditors, or take other action detrimental to the holders of such indebtedness.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, were greater than the value of all its property at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liabilities on its debts, including contingent liabilities, as they become absolute and matured.

     There can be no assurance as to what standard a court would apply in order to determine solvency. To the extent that proceeds from the sale of the Notes were used to finance the Recapitalization, a court may find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented thereby. In addition, if a court were to find that any of the components of the Recapitalization constituted a fraudulent transfer, to the extent that proceeds from the sale of the Notes were used to finance the Recapitalization, a court may find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the Notes.

     The Company believes that it received equivalent value at the time the indebtedness under the Notes was incurred. In addition, the Company does not believe that, after giving effect to the Recapitalization, it (i) was or will be insolvent or rendered insolvent, (ii) was or will be engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, nor did any of such entities intend to incur, or believe that they will or would incur, debts beyond its ability to pay such debts as they mature. These beliefs are based on the Company's operating history, analysis of internal cash flow projections and estimated values of assets and liabilities of the Company at the time of the Offering and after giving pro forma effect to the Recapitalization. There can be no assurance, however, that a court passing on these issues would make the same determination.

LACK OF INDEPENDENT OPERATING HISTORY

     Holding, which was formed in June 1996 to effect the Recapitalization, has no operating history. The Company has conducted business as a division of BP and has no independent operating history. The Company has been dependent upon BP for certain financial and administrative support. Following consummation of the Recapitalization, the company will be responsible for administering its own treasury, cash management, accounting, legal, risk management, tax, environmental, insurance, human resources and other services.

BENEFITS TO INSIDERS


     Kirtland is the majority shareholder of Holding which, upon completion of the Recapitalization, will own 90% of the Common Stock of the Company. At the Closing, the Company will pay Kirtland a financing fee, and will reimburse Kirtland for its out of pocket expenses as compensation for its services as financial advisor. Also at the Closing, Kirtland will enter into an advisory services agreement with the Company pursuant to which Kirtland will provide management consulting and financial advisory services to the Company. See "Certain Relationships and Related Transactions -- Relationship with Kirtland and Holding."

                              THE RECAPITALIZATION

     The Offering is part of the Recapitalization which is being effected pursuant to the Recapitalization Agreement. Currently, all of the outstanding stock of Unifrax is owned by BP Exploration (Alaska) Inc. ("BPX") and The Standard Oil Company ("Standard"). BPX and Standard are subsidiaries of BP. At the Closing, the following steps shall occur in the order set forth below:


     1. BP shall contribute to Unifrax XPE Vertriebs GmbH and NAF Brasil Ltda.



     2. Unifrax shall redeem, and BPX and Standard shall sell to Unifrax, the one share of Unifrax held by Standard and 79 shares of the 99 shares of Unifrax held by BPX (the "Redeemed Shares") in exchange for a written promise from Unifrax to pay an aggregate of $120.0 million (the "Redemption Cash") and delivery of the BP Note.



     3. Holding will purchase from BPX 18 shares of Unifrax, leaving BPX two shares of Unifrax. Holding shall pay BPX $17.0 million in cash for the 18 shares of Unifrax (the "Initial Payment"). The Initial Payment is subject to a decrease based on changes in the net working capital of the Company. Additionally, Holding will pay BP $10.0 million in consideration for the Non-compete Agreement.


     4. Investment Corp. shall complete the Offering.


     5. Investment Corp. and Unifrax shall be merged, with Unifrax the surviving corporation . Pursuant to the merger: (i) all outstanding shares of Unifrax held by BPX shall be converted into 2,000 shares of common stock of Unifrax; (ii) all of the outstanding shares of Unifrax held by Holding shall be converted into 18,000 shares of common stock of Unifrax; and (iii) all outstanding shares of Investment Corp. shall be cancelled. The merger of Investment Corp. and Unifrax will not occur until immediately after completion of the Offering. Accordingly, prior to the merger, Investment Corp. will be the issuer and will be obligated under the Notes, and Unifrax will have no liability either under the Notes or in connection with the Offering. Upon consummation of the merger, Unifrax, as the surviving corporation, will be liable under the Notes and in connection with the Offering to the same extent that Investment Corp. was so liable prior to such merger.



     6. Unifrax shall borrow $25.0 million under the Credit Agreement.



     7. Unifrax shall pay Standard and BPX the Redemption Cash and shall pay the fees and expenses of the transaction, estimated at $5.0 million.


     Upon completion of the Recapitalization, Holding will own 90% of the common stock of Unifrax and BPX will own 10% of the common stock of Unifrax. See "Risk Factors -- Controlling Stockholder," "Principal Stockholders" and "Certain Relationships and Related Transactions."


     Pursuant to the Recapitalization Agreement, BP America will indemnify Holding and the Company, subject to certain limitations, against liabilities arising from operations of the Company which were discontinued prior to the Closing, liabilities for wrongful death or personal injury allegedly caused by exposure, prior to the Closing, to refractory ceramic fiber products manufactured by the Company, and certain environmental matters. See "Certain Relationships and Related Transactions -- Relationship with BP and its Subsidiaries -- Recapitalization Agreement."


     Consummation of the Offering is conditioned upon the closing of the Recapitalization. Closing of the Recapitalization is conditioned upon events set forth in the Recapitalization Agreement, including Investment Corp.'s ability to obtain financing.

                                USE OF PROCEEDS

     Aggregate consideration for the Recapitalization, the Non-compete Agreement and related fees and expenses, of approximately $159 million (subject to a decrease for changes in the net working capital of the Company) will be funded with (i) a $25.0 million term loan under the Credit Agreement, (ii) the $100.0 million proceeds of the Offering, (iii) the $7.0 million BP Note, and (iv) the $27.0 million Equity Investment.

     The sources and uses of funds to consummate the Recapitalization and related transactions are set forth in the following table:

                                                                            AMOUNT
                                                                     ---------------------
                                                                     (DOLLARS IN MILLIONS)
        SOURCES OF FUNDS:
        Credit Agreement(a)........................................         $  25.0
        The Notes..................................................           100.0
        The BP Note................................................             7.0
        Equity Investment..........................................            27.0
                                                                            -------
             Total Sources.........................................         $ 159.0
                                                                     ===============
        USES OF FUNDS:
        Payments to existing stockholder(b)........................         $ 144.0
        Non-compete Agreement(c)...................................            10.0
        Fees and expenses..........................................             5.0
                                                                            -------
             Total Uses............................................         $ 159.0
                                                                     ===============

---------------


(a) The Credit Agreement will consist of a $25.0 million term loan and a revolving credit facility of $20.0 million. The Company anticipates that no amounts will be borrowed under the revolving credit facility to consummate the Recapitalization. See "Description of Credit Agreement and Other Indebtedness."


(b) The payments to the existing stockholder are made in consideration of the redemption of shares of Unifrax and the sale of shares of Unifrax, and the amount of the payments is subject to decrease based on changes in the net working capital of the Company at the Closing. See "The Recapitalization."


(c) See "Certain Relationships and Related Transactions -- Relationship with BP and its Subsidiaries -- Non-compete Agreement" for a description of the Non-compete Agreement to be provided by BP to Holding.


                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company as of June 30, 1996 and as adjusted to reflect the Recapitalization. The information given below is unaudited and should be read in conjunction with the financial statements and the information under "Pro Forma Financial Data," including in each case the notes thereto, included elsewhere in this Prospectus.



                                                                                JUNE 30, 1996
                                                                    ACTUAL        PRO FORMA
                                                                   --------     -------------
                                                                     (DOLLARS IN THOUSANDS)
    Long-term debt:
      Credit Agreement(a)........................................  $     --       $  25,000
      Notes......................................................        --         100,000
      The BP Note................................................        --           7,000
                                                                   --------     -------------
    Total long-term debt.........................................        --         132,000
    Parent company investment/Stockholders' equity (deficit)(b):
      Common Stock...............................................        --              --
      Parent company investment/additional paid-in capital.......    37,115          31,493
      Accumulated deficit........................................        --         (95,036)
                                                                   --------     -------------
    Total parent company investment/stockholders' equity
      (deficit)..................................................    37,115         (63,543)
                                                                   --------     -------------
    Total capitalization.........................................  $ 37,115       $  68,457
                                                                   ========      ==========


---------------


(a) The Credit Agreement will consist of a $25.0 million term loan and a revolving credit facility of $20.0 million. The Company anticipates that no amounts will be borrowed under the revolving credit facility to consummate the Recapitalization. See "Description of Credit Agreement and Other Indebtedness."



(b) The Company was historically accounted for as a division, with no separately reported equity other than an amount equal to its net assets captioned as "parent company investment," which included transactions of an intercompany nature. In connection with the Recapitalization, (i) the amount of the parent company investment, adjusted for the assets and liabilities to be transferred to BP, will be reclassified as common stock, at par value, and additional paid-in capital; (ii) 80 shares of stock out of 100 shares outstanding, will be redeemed, which will result in an 80% elimination of the amounts recorded as common stock and additional paid-in capital; (iii) the amount of the redemption price in excess of the adjustment to common stock and additional paid-in capital will be recorded as an accumulated deficit; and (iv) the Company will recognize a deferred tax asset as a result of the Recapitalization which will be recorded as additional paid-in capital.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data gives effect to the Saint-Gobain Sale and the Recapitalization. See Notes 2, 7, and 17 to the audited financial statements included herein.


     The unaudited pro forma consolidated balance sheet of the Company as of June 30, 1996 has been prepared after giving effect to the pro forma adjustments described in the notes to the pro forma financial data. These adjustments have been made assuming the transactions reflected in the pro forma consolidated balance sheet had occurred on June 30, 1996.


     The unaudited pro forma consolidated statements of income of the Company for the year ended December 31, 1995 and the six months ended June 30, 1996 have been prepared after giving effect to the pro forma adjustments described in the notes to the pro forma financial data. These adjustments have been made assuming the transactions reflected in the pro forma consolidated statements of income had occurred on January 1, 1995.


     The unaudited pro forma financial data set forth below is for informational purposes only and may not necessarily be indicative of the financial position and results of operations of the Company as they may be in the future or what the financial position or results of operations of the Company would have been had the transactions described above occurred on the dates indicated. The pro forma adjustments are based upon available information and upon certain assumptions that management of the Company believes are reasonable.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996

                             (DOLLARS IN THOUSANDS)


                                                             HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                             ----------     -----------     ---------
ASSETS

Current assets:
     Cash..................................................   $     --       $      --      $      --
     Accounts receivable, net..............................     15,235              --         15,235
     Inventories...........................................      8,840              --          8,840
     Deferred income taxes.................................      2,769             307(a)       3,076
     Prepaid expenses and other current assets.............        433              --            433
                                                             ----------     -----------     ---------
Total current assets.......................................     27,277             307         27,584
Property, plant and equipment, net.........................     30,082              --         30,082
Deferred income taxes......................................         --          19,838(a)      19,838
Other assets...............................................        544           5,000(b)       5,544
                                                             ----------     -----------     ---------
                                                              $ 57,903       $  25,145      $  83,048
                                                               =======       =========       ========
LIABILITIES, PARENT COMPANY INVESTMENT/STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.........................................   $  3,805       $      --      $   3,805
  Accrued expenses.........................................      8,110            (500)(c)      7,610
                                                             ----------     -----------     ---------
Total current liabilities..................................     11,915            (500)        11,415
Long-term debt.............................................         --         125,000(d)     125,000
Note payable -- shareholder................................         --           7,000(e)       7,000
Accrued postretirement benefit cost........................      5,116          (2,340)(c)      2,776
Deferred income taxes......................................      3,357          (3,357)(a)         --
Other long-term obligations................................        400              --            400
                                                             ----------     -----------     ---------
Total liabilities..........................................     20,788         125,803        146,591
Parent company investment/Stockholders' equity (deficit):
     Common stock; $0.01 par value, 50,000 shares
       authorized, 20,000 issued and outstanding pro
       forma...............................................         --              --(f)          --
     Parent company investment/Additional paid-in
       capital.............................................     37,115          (5,622)(f)     31,493
     Accumulated deficit...................................         --         (95,036)(f)    (95,036)
                                                             ----------     -----------     ---------
                                                                37,115        (100,658)       (63,543)
                                                             ----------     -----------     ---------
                                                              $ 57,903       $  25,145      $  83,048
                                                               =======       =========       ========


                            See accompanying notes.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET


                                 JUNE 30, 1996

                             (DOLLARS IN THOUSANDS)


(a)  Reflects the net deferred income tax effects of the Recapitalization. The
     Recapitalization Agreement provides that an election will be made to have the
     Recapitalization treated as an asset purchase for income tax purposes, with a corresponding increase in the tax basis of assets. For financial reporting purposes, the
     Company will retain its historical cost basis. The Company will recognize a related deferred tax asset (net of a valuation allowance of $20,145) because, based upon the
     Company's past history of profitability, management considers realization of this asset to be more likely than not.
(b)  Represents the financing fees associated with the Credit Agreement and the Notes.
(c)  Reflects the assumption of certain obligations of the Company by BP America.
(d)  Reflects borrowings by the Company as follows:


        Credit Agreement..................................................  $ 25,000
        Notes.............................................................   100,000
                                                                            --------
                                                                             125,000
        Less current portion..............................................        --
                                                                            --------
                                                                            $125,000
                                                                            ========


(e)  Reflects the issuance of the BP Note.
(f)  The Company was historically accounted for as a division, with no separately reported equity other than an amount equal to its net assets captioned as "parent company investment" which included transactions of an intercompany nature. In connection with the Recapitalization, (i) the amount of the parent company investment, adjusted for the assets and liabilities to be transferred to BP, will be reclassified as common stock, at par value, and additional paid-in capital; (ii) 80 shares of stock out of 100 shares outstanding, will be redeemed, which will result in an 80% elimination of the amounts recorded as common stock and additional paid-in capital; (iii) the amount of the redemption price in excess of the adjustment to common stock and additional paid-in capital will be recorded as an accumulated deficit; and (iv) the Company will recognize a deferred tax asset as a result of the Recapitalization which will be recorded as additional paid-in capital.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                             (DOLLARS IN THOUSANDS)


                                                                    HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                                    ----------     -----------     ---------
Net sales.........................................................   $ 84,064       $    (426)(a)  $ 83,638
Operating expenses:
  Cost of goods sold..............................................     40,630             (36)(a)    40,594
  Selling and distribution........................................     11,579             487(a)     12,066
  Administration..................................................      6,189           2,680(b)      8,869
  Allocated corporate charges.....................................      2,700          (2,700)(c)        --
  Research and development........................................      2,450              --         2,450
                                                                    ----------     -----------     ---------
                                                                    63,548...             431        63,979
Operating income..................................................     20,516            (857)       19,659
Interest expense..................................................         --         (13,316)(d)   (13,316 )
Other income, net.................................................        932            (390)(a)       542
                                                                    ----------     -----------     ---------
Income before income taxes........................................     21,448         (14,563)        6,885
Provision for income taxes........................................      8,743          (5,971)(e)     2,772
                                                                    ----------     -----------     ---------
Net income........................................................   $ 12,705       $  (8,592)     $  4,113
                                                                    =========      ===========     ==========
(a)  Reflects the impact of the Saint-Gobain Sale (see "Certain Relationships and Related
     Transactions -- Relationship with SEPR") as follows:
         i) elimination of sales to previously affiliated foreign ceramic fiber businesses acquired by SEPR,
            net of continuing sales as defined in the SEPR agreements............................  $  (426)
        ii) cost of goods sold effect of (i) above...............................................      (36)
       iii) additional selling and distribution costs associated with the newly organized foreign
            XPE(TM) sales affiliates in Germany and Brazil.......................................      487
        iv) reduction in royalty payments received as a result of the Saint-Gobain Sale..........     (390)
(b)  Reflects the following:
         i) additional administration costs associated with the newly organized foreign XPE(TM)
            sales affiliates in Germany and Brazil...............................................  $   250
        ii) increased charges for insurance as a stand-alone company.............................      800
       iii) increased pension expense............................................................      351
        iv) increased administration expenses to operate as a stand-alone company................      500
         v) advisory fee to Kirtland.............................................................      300
        vi) amortization of deferred financing costs.............................................      780
       vii) elimination of divestment related expenses...........................................     (137)
      viii) adjustment to interest costs for the postretirement benefit obligations retained by
            BP...................................................................................     (164)
                                                                                                   -------
            Total................................................................................  $ 2,680
                                                                                                   ========
(c)  As a stand-alone company, the Company will no longer be charged an allocation of the costs of the discontinued Carborundum worldwide group headquarters, including an allocation of overhead charges from BP. Incremental costs of operating as a stand-alone entity are reflected in (b)ii), (b)iv) and (b)v) above.
(d)  Reflects the interest expense on the pro forma debt instruments as follows:
         i) Credit Agreement(*)..................................................................  $ 1,988
        ii) Notes at an assumed interest rate of 10.75% per annum................................   10,750
       iii) BP Note at Prime (assuming Prime equals 8.25%).......................................      578
                                                                                                   -------
            Total................................................................................  $13,316
                                                                                                   ========
          * Reflects the term notes of $25,000 at an interest rate of 2.00% over LIBOR (assuming
            LIBOR equals 5.75%) and a commitment fee of 0.25% on the unused portion of the
            $20,000 available revolving credit facility, all of which is assumed to be unused.
     Increasing LIBOR and Prime each by 1/8% per annum would increase pro forma interest expense by $40.
(e)  Income taxes, which include federal and state income taxes, have been calculated at an effective income tax rate of 41%.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996

                             (DOLLARS IN THOUSANDS)


                                                                    HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                                    ----------     -----------     ---------
Net sales.........................................................   $ 45,192       $     (71)(a)  $ 45,121
Operating expenses:
  Cost of goods sold..............................................     22,579              (6)(a)    22,573
  Selling and distribution........................................      6,418              81(a)      6,499
  Administration..................................................      3,429           1,002(b)      4,431
  Allocated corporate charges.....................................        356            (356)(c)        --
  Research and development........................................      1,121              --         1,121
                                                                    ----------     -----------     ---------
                                                                       33,903             721        34,624
                                                                    ----------     -----------     ---------
Operating income..................................................     11,289            (792)       10,497
                                                                                   ===========     ==========
Interest expense..................................................         --          (6,609)(d)    (6,609 )
Other income (expense), net.......................................         43             (89)(a)       (46 )
                                                                    ----------     -----------     ---------
Income before income taxes........................................     11,332          (7,490)        3,842
                                                                    =========      ===========     ==========
Provision for income taxes........................................      4,697          (3,072)(c)     1,625
                                                                    ----------     -----------     ---------
Net income........................................................   $  6,635       $  (4,418)     $  2,217
                                                                    =========      ===========     ==========
(a)  Reflects the impact of the Saint-Gobain Sale (see "Certain Relationships and Related
     Transactions -- Relationship with SEPR") as follows:
        i) elimination of sales to previously affiliated foreign ceramic fiber businesses acquired by SEPR,
           net of continuing sales as defined in the SEPR agreement..............................  $  (71)
       ii) cost of goods sold effect of (i) above................................................      (6)
      iii) additional selling and distribution costs associated with the newly organized foreign
           XPE(TM) sale affiliates in Germany and Brazil.........................................      81
       iv) reduction in royalty payments received as a result of the Saint-Gobain Sale...........     (89)
           The pro forma adjustments for the six-month period ended June 30, 1996 reflect the impact of the Saint-Gobain Sale through February 29, 1996. Subsequent to February 29,
           1996, the historical results include the input of the Saint-Gobain Sale.
(b)  Reflects the following:
        i) additional administration costs associated with the newly organized foreign XPE(TM)
           sales affiliates in Germany and Brazil................................................  $   42
       ii) increased charges for insurance as a stand-alone company..............................     400
      iii) increased pension expense.............................................................     172
       iv) increased administration expenses to operate as a stand-alone company.................     200
        v) advisory fee to Kirtland..............................................................     150
       vi) amortization of deferred financing costs..............................................     390
       vi) elimination of divestment related expenses............................................    (270)
      vii) adjustment to interest costs for the postretirement benefit obligations retained by
           BP....................................................................................     (82)
                                                                                                   ------
           Total.................................................................................  $1,002
                                                                                                   ======
(c)  As a stand-alone company, the Company will no longer be charged an allocation for the costs of the discontinued Carborundum worldwide group headquarters, including an allocation of overhead charges from BP. Incremental costs of operating as a stand-alone entity are reflected in (b)ii), (b)iv) and (b)v) above.
(d)  Reflects the interest expense on the pro forma debt instruments as follows:
        i) Credit Agreement(*)...................................................................  $  945
       ii) Notes at an assumed interest rate of 10.75% per annum.................................   5,375
      iii) BP Note at Prime (assuming Prime equals 8.25%)........................................     289
                                                                                                   ------
           Total.................................................................................  $6,609
                                                                                                   ======
         * Reflects the term notes of $25,000 (less scheduled repayments of $2,500 during the period) at an interest rate of 2.00% over LIBOR (assuming LIBOR equals 5.75%) and a commitment fee of 0.25% on the unused portion of the $20,000 available revolving credit facility, all of which is assumed to be unused.
     Increasing LIBOR and Prime each by 1/8% per annum would increase pro forma interest expense by $19.
(e)  Income taxes, which include federal and state income taxes, have been calculated at an effective income tax rate of 41%.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected historical financial data of the Company for the five years ended December 31, 1995 and for the six-month periods ended June 30, 1995 and June 30, 1996. The historical data set forth below for the years 1993, 1994, and 1995 have been derived from, and should be read in conjunction with, the Company's audited financial statements and the notes thereto appearing elsewhere in this Prospectus. The financial statements for the years 1993, 1994, and 1995 have been audited by Ernst & Young LLP, independent auditors, whose report thereon also appears elsewhere herein. The historical financial data set forth below for 1992 have been derived from audited financial statements which are not included herein. The historical financial data set forth below for 1991 have been derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The historical financial data for the six-month periods ended June 30, 1995, and June 30, 1996, have been derived from, and should be read in conjunction with, the unaudited financial statements and the notes of the Company for such periods which are also included herein. Such financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Operating results for the six-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the year ended December 31, 1996.


     The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                          SIX-MONTHS ENDED
                                                                                                              JUNE 30,
                                                             YEAR ENDED DECEMBER 31,                         COMBINED(A)
                                             -------------------------------------------------------     -------------------
                                              1991        1992        1993        1994        1995        1995        1996
                                             -------     -------     -------     -------     -------     -------     -------
                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales................................  $53,540     $64,565     $67,692     $76,246     $84,064     $43,036     $45,192
  Cost of goods sold.......................   27,620      33,099      34,153      37,590      40,630      20,803      22,579
                                             -------     -------     -------     -------     -------     -------     -------
  Gross profit.............................   25,920      31,466      33,539      38,656      43,434      22,233      22,613
  Selling and distribution.................    9,462      10,370       9,932      10,688      11,579       6,064       6,418
  Administration...........................    5,701       5,212       5,415       6,279       6,189       3,218       3,429
  Allocated corporate charges(b)...........    2,900       2,600       2,800       2,300       2,700       1,350         356
  Research and development.................    2,106       2,455       2,247       2,272       2,450       1,372       1,121
  Restructuring charges....................       --         480         155          --          --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
  Operating income.........................    5,751      10,349      12,990      17,117      20,516      10,229      11,289
  Other income.............................      541         555         549         591         932         392          43
                                             -------     -------     -------     -------     -------     -------     -------
    Income before taxes and cumulative
      effect of change in accounting
      principle............................    6,292      10,904      13,539      17,708      21,448      10,621      11,332
  Provision for income taxes...............    2,511       4,356       5,611       7,256       8,743       4,316       4,697
                                             -------     -------     -------     -------     -------     -------     -------
  Income before cumulative effect of change
    in accounting principle................    3,781       6,548       7,928      10,452      12,705       6,305       6,635
  Cumulative effect of change in accounting
    principle..............................       --          --      (2,658)(c)      --          --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
  Net income...............................  $ 3,781     $ 6,548     $ 5,270     $10,452     $12,705     $ 6,305     $ 6,635
                                             =======     =======     =======     =======     =======     =======     =======
OTHER DATA:
  EBITDA(d)................................  $ 9,515     $14,501     $17,510     $21,928     $25,749     $12,715     $13,287
  Depreciation and amortization............    3,223       3,597       3,971       4,220       4,301       2,094       1,955
  Cash flows from operating
    activities(g)..........................       NA       9,347      10,172      11,324      18,925       8,040       8,141
  Cash flows from investing
    activities(g)..........................       NA      (3,571)     (2,950)     (2,578)     (3,593)     (1,169)     (3,049)
  Cash flows from financing
    activities(g)..........................       NA      (6,049)     (7,134)     (8,743)    (15,393)     (6,858)     (5,129)
  Capital expenditures.....................    2,751       3,669       3,032       2,670       3,404       1,193       2,795
  Ratio of earnings to fixed charges(e)....    75.90x     113.41x     124.08x     166.50x     165.98x     169.59x     172.70x
BALANCE SHEET DATA (AT PERIOD END):
  Working capital..........................  $11,103     $11,597     $13,583     $16,688     $14,763     $17,151     $15,362
  Total assets.............................   53,453      54,327      55,105      56,897      54,239      56,668      57,903
  Total liabilities........................   15,414      15,888      18,634      18,943      18,815      19,136      20,788
  Parent company investment(f).............   38,039      38,439      36,471      37,954      35,424      37,532      37,115

---------------

(a) Represents the combined data of Unifrax and the affiliated overseas sales corporations created following the Saint-Gobain Sale.

(b) Certain administrative services and research and development activities were provided to all businesses of Carborundum, including the Division, on a centralized basis. Indirect administrative expenses were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Unifrax. In the opinion of management of the Company, charges and allocations have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Company been operating as a stand-alone entity.

(c) Represents the cumulative effect of a change in accounting principle made in 1993 related to the accounting for postretirement benefits other than pensions.


(d) "EBITDA" means earnings from operations before interest expense, taxes, depreciation, amortization, and cumulative effect of change in accounting principle. EBITDA is included because management believes that it is an indicator used by investors to gauge a company's ability to service its interest and principal obligations. EBITDA should not be considered in isolation from, as a substitute for, or as being more meaningful than net income, cash flows from operating, investing and financing activities or other income or cash flow statement data prepared in accordance with generally accepted accounting principles and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. EBITDA, as presented herein, may be calculated differently by other companies and, as such, EBITDA amounts presented herein may not be comparable to other similarly titled measures of other companies.



(e) Earnings used in computing the ratio of earnings to fixed charges consist of income from continuing operations before income taxes and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and imputed interest on lease obligations.



(f) The Division was accounted for as a division of Carborundum rather than as a subsidiary. The Division (prior to consummation of the Recapitalization) had no separately identifiable equity other than an amount equal to its net assets captioned as "parent company investment." In connection with the Recapitalization, this investment will be eliminated and replaced by stockholders' equity comprised of the Company's issued common stock at par value and a residual amount of additional paid-in capital.



(g) Information is not available for 1991.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the other information set forth in this Prospectus, including the financial statements and the notes thereto. The discussion herein refers to the actual historical financial results of the Company. As a consequence of the Saint-Gobain Sale and the Recapitalization, these results may not be comparable to future operating results. See the notes to the audited financial statements included herein.


GENERAL

     The Company is the leading North American manufacturer of ceramic fiber with a market share in excess of 40% of the ceramic fiber sold in the North American market, as measured by volume. Developed by the Company in 1942, ceramic fiber is a white, glassy material belonging to a class of materials known as man-made vitreous fibers. Ceramic fiber is sold to the furnace-related market, the automotive market and several other niche markets. The Company's sales and earnings from year-to-year reflect the relative strengths of these markets as well as the product mix sold within any particular market.


     Historically, the Company's sales growth has been driven by several factors, including the use of ceramic fiber as a lower cost or higher performance substitute for traditional hard brick refractories and other insulating materials, the introduction of new ceramic fiber products and applications and the general economic expansion of ceramic fiber markets. During the four-year period ended December 31, 1995, the Company's net sales and EBITDA increased at compound annual rates of approximately 12% and 28%, respectively. During the three-year period ended December 31, 1995, the Company's cash provided by operations, cash used in investing and cash used in financing increased at compound annual growth rates of 27%, 0% and 37%, respectively. The growth rate in EBITDA and cash provided by operations has exceeded the growth rate in net sales during this period due to high profit margins resulting from several factors, including a sales mix shift to higher value-added products, improved manufacturing efficiency, higher capacity utilization and continued control of marketing and administration costs. During each of the four years ended December 31, 1995, the sales of products and applications which were commercialized within the previous five years comprised over 20% of the Company's net sales.


     Prior to the Saint-Gobain Sale, the Company operated as a major division of Carborundum. The Company operated autonomously; however, for efficiency, Carborundum provided some support services, such as information systems, credit and collections, payroll, corporate communications and health, safety and environmental quality on a centralized basis. The Company was charged for these services based on usage.

     In addition, certain other indirect administration expenses of Carborundum, such as legal, treasury and executive office, as well as certain research and development activities directed more broadly at ceramic materials, were allocated to the businesses (including the Company) either based on the level of service provided or based on the overall cost structure of Carborundum. Amounts allocated to the Company for such expenses are shown as "Allocated corporate charges" in the Company's statements of income. In the opinion of management, charges and allocations to the Company have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Company been operating as a stand-alone entity. In the future, the Company believes it will be able to obtain such administrative services at comparable rates.

     As a major business unit of Carborundum, the Company was closely tied to Carborundum's other ceramic fiber operations in the United Kingdom, Germany, Australia and Brazil. These non-North American units were generally dependent on the Company for new product and process technology. Occasionally, the Company relied upon overseas production capacity to fulfill North American demand.

     The Recapitalization will be treated as an asset purchase for income tax purposes, with a corresponding increase in the tax basis of assets. For financial reporting purposes, the Company will retain its historical cost basis. The Company will recognize a related deferred tax asset as management considers realization of this asset to be more likely than not based upon the Company's past history of profitability, expected future profitability and the extended period over which the timing differences will reverse.

                             RESULTS OF OPERATIONS


                                                                                 SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,              JUNE 30,
                                             -----------------------------       -----------------
                                             1993        1994        1995        1995        1996
                                             -----       -----       -----       -----       -----
Net sales..................................  100.0%      100.0%      100.0%      100.0%      100.0%
Cost of goods sold.........................   50.5        49.3        48.3        48.3        50.0
                                             -----       -----       -----       -----       -----
Gross profit...............................   49.5        50.7        51.7        51.7        50.0
Selling and distribution...................   14.7        14.0        13.8        14.1        14.2
Administration.............................    8.0         8.2         7.4         7.5         7.6
Allocated corporate charges................    4.1         3.0         3.2         3.1         0.8
Research & development.....................    3.3         3.0         2.9         3.2         2.4
Restructuring charges......................    0.2          --          --          --          --
                                             -----       -----       -----       -----       -----
Operating income...........................   19.2        22.5        24.4        23.8        25.0


SIX MONTHS ENDED JUNE 30, 1996, COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995


     Net sales increased $2.2 million, or 5.0% from $43.0 million in 1995 to $45.2 million in 1996. This increase was principally due to continued strong demand for bulk, blanket, and module products in the furnace-related market, for XPE(TM) in the automotive market, and for other niche market applications. The increase was partially offset by lower sales of porosity-controlled paper. Lower porosity-controlled paper sales resulted from one customer's decision to purchase roll goods rather than finished product and another customer's transition to a new driver-side airbag design which uses less ceramic fiber paper.



     Gross profit increased $0.4 million, or 1.7%, from $22.2 million in 1995 to $22.6 million in 1996. This increase was the result of higher sales volume. Gross profit margin decreased from 51.7% in 1995 to 50.0% in 1996. This decline was due to outside purchases and resales of ceramic fiber blanket resulting from capacity constraints at the Company's New Carlisle, Indiana facility.



     Selling and distribution expenses increased $0.3 million, or 5.8%, from $6.1 million in 1995 to $6.4 million in 1996. This increase resulted primarily from the addition of XPE(TM) sales and distribution operations in Europe and Brazil following the Saint-Gobain Sale, and the payment of sales incentives earned by the sales force for record volumes. Selling and distribution expenses as a percentage of net sales increased slightly from 14.1% in 1995 to 14.2% in 1996.



     Administration expenses increased $0.2 million, or 6.6%, from $3.2 million in 1995 to $3.4 million in 1996. This increase resulted primarily from the addition of XPE(TM) selling and distribution operations in Europe and Brazil following the Saint-Gobain Sale, and from various expenses associated with BP's divestment of the Company. Administration expenses as a percentage of net sales increased slightly from 7.5% in 1995 to 7.6% in 1996.


     Allocated corporate charges decreased $1.0 million, or 74%, from $1.4 million in 1995 to $0.4 million in 1996. Allocated corporate charges for the first half of 1995 were recognized for all six months of the period. Allocated corporate charges were recognized for only two months of 1996, as the Saint-Gobain Sale was completed on February 29, 1996. Subsequent to the sale, the Company began purchasing services on an arm's length basis from unrelated third parties, including temporary purchases from SEPR. The arm's length purchases of services are included under "Administration." The arm's length services purchased by the Company in March through June 1996 from SEPR totaled $348 thousand and were at similar rates to those paid by the Company for comparable services in January and February. Some previously-allocated corporate charges were replaced with other third party services, at rates generally equal to or less than the allocations. Certain other allocated corporate charges were not replaced and the corresponding services were provided by existing employees within the Company.

     Research and development expenses decreased $0.3 million, or 18%, from $1.4 million in 1995 to $1.1 million in 1996. This decrease was primarily due to the timing of new product testing.


     Operating income increased $1.1 million, or 10.4%, from $10.2 million in 1995 to $11.3 million in 1996. Operating income as a percentage of net sales increased from 23.8% in 1995 to 25.0% in 1996 as a result of the factors discussed above.



     Net income increased $0.3 million, or 5.2%, from $6.3 million in 1995 to $6.6 million in 1996. Net income as a percentage of net sales remained flat at 14.7% in 1995 and 1996. The slight increase in net income is due to the factors discussed above.



     EBITDA increased $0.6 million, or 4.5%, from $12.7 million in 1995 to $13.3 million in 1996. On a percentage of net sales basis, EBITDA decreased from 29.5% in 1995 to 29.4% in 1996. The improvement in EBITDA is attributable to the factors discussed above, despite a slight decrease in depreciation and amortization of $0.1 million, or 6.6%, from $2.1 million in 1995 to $2.0 million in 1996.



     Capital expenditures in 1996 were $2.8 million and included projects to improve efficiency, as well as add capacity in New Carlisle, Indiana. Working capital, excluding cash and deferred taxes, declined from $14.4 million in 1995 to $12.6 million in 1996 due to lower receivables from the Carborundum overseas units and higher trade payables and accruals in 1996.



     Cash flows from operating activities increased $0.1 million, or 1.3%, from $8.0 million in 1995 to $8.1 million in 1996 due to the higher net income and lower working capital. Cash outflows from investing activities increased $1.8 million, or 160.8%, from $1.2 million in 1995 to $3.0 million in 1996 due to the higher capital expenditures associated with the plant expansion in New Carlisle, Indiana. Cash outflows from financing decreased $1.7 million, or 25.2%, from $6.8 million in 1995 to $5.1 million in 1996, as the net cash flows were transferred to the parent.


YEAR ENDED DECEMBER 31, 1995, COMPARED WITH YEAR ENDED DECEMBER 31, 1994


     Net sales increased $7.9 million, or 10.3%, from $76.2 million in 1994 to a record $84.1 million in 1995. This increase was principally due to strong demand for bulk, blanket and module products in the furnace-related market and significant demand for porosity-controlled paper and XPE(TM) in the automotive market. The Company achieved record sales in 1995, despite its discontinuation of a resale product purchased from a former BP-owned business unit which accounted for $4.2 million of the Company's net sales in 1994.


     Gross profit increased $4.7 million, or 12.4% from $38.7 million in 1994 to $43.4 million in 1995. This increase was the result of higher sales of value-added products. Specifically, gross profit margin increased from 50.7% in 1994 to 51.7% in 1995 due to increased sales of high margin products and ongoing cost reductions, despite price increases in raw materials. The Company's manufacturing cost reduction programs largely offset increases in purchased materials and labor costs.

     Selling and distribution expenses increased $0.9 million, or 8.3%, from $10.7 million in 1994 to $11.6 million in 1995. This increase resulted primarily from higher warehousing and freight expenses associated with the Company's increased sales. Selling and distribution expenses as a percentage of net sales decreased from 14.0% in 1994 to 13.8% in 1995.

     Administration expenses decreased $0.1 million, or 1.4%, from $6.3 million in 1994 to $6.2 million in 1995. In addition, administration expenses as a percentage of net sales decreased from 8.2% in 1994 to 7.4% in 1995.

     Allocated corporate charges increased $0.4 million, or 17.4%, from $2.3 million in 1994 to $2.7 million in 1995. This increase resulted primarily from higher costs recorded by Carborundum for a BP stock appreciation rights program.

     Research and development expenses increased $0.2 million, or 7.8%, from $2.3 million in 1994 to $2.5 million in 1995. This increase was due to new product development projects, including a new fiber development project and the transfer of two Carborundum research and development projects to the Company.


     Operating income increased $3.4 million, or 19.9%, from $17.1 million in 1994 to $20.5 million in 1995. Operating income as a percentage of net sales increased from 22.5% in 1994 to 24.4% in 1995 as a result of the factors discussed above.



     Net income increased $2.3 million, or 21.6%, from $10.4 million in 1994 to $12.7 million in 1995. Net income as a percentage of net sales increased from 13.7% in 1994 to 15.1% in 1995, due to the factors discussed above.


     EBITDA increased $3.8 million, or 17.4%, from $21.9 million in 1994 to $25.7 million in 1995. As a percentage of net sales, EBITDA increased from 28.8% in 1994 to 30.6% in 1995. The improvement in EBITDA is attributable to the factors discussed above, in addition to an increase in depreciation and amortization of $0.1 million, or 1.9% from $4.2 million in 1994 to $4.3 million in 1995.

     Capital expenditures in 1995 were $3.4 million and were principally designed to eliminate manufacturing bottlenecks and to improve efficiency. Year-end working capital, excluding cash and deferred taxes, declined from $13.8 million in 1994 to $12.3 million in 1995 due primarily to lower receivables from the Carborundum overseas units and higher year-end trade payables. Terms of collection with the other Carborundum affiliates were shortened at year-end 1995 in anticipation of the Saint-Gobain Sale.


     Cash flows from operating activities increased $7.6 million, or 67.1%, from $11.3 million in 1994 to $18.9 million in 1995 due to the higher net income and lower working capital. Cash outflows from investing activities increased $1.0 million, or 39.4%, from $2.6 million in 1994 to $3.6 million in 1995 due to the higher capital expenditures discussed above. Cash outflows from financing activities increased $6.7 million, or 76.1%, from $8.7 million in 1994 to $15.4 million in 1995, as the net cash flows were transferred to the parent.


YEAR ENDED DECEMBER 31, 1994, COMPARED WITH YEAR ENDED DECEMBER 31, 1993


     Net sales increased $8.5 million, or 12.6%, from $67.7 million in 1993 to $76.2 million in 1994. This increase was principally due to strong demand for bulk fiber and blanket from the furnace-related markets and for porosity-controlled paper and XPE(TM) from the automotive markets.


     Gross profit increased $5.2 million, or 15.3%, from $33.5 million in 1993 to $38.7 million in 1994. At the same time, gross profit as a percentage of net sales increased from 49.5% in 1993 to 50.7% in 1994. This increase was primarily the result of a sales mix shift to high value-added products, manufacturing cost reduction programs and improved manufacturing efficiencies due to increased volume. Raw materials prices remained relatively flat in 1994.

     Selling and distribution expenses increased $0.8 million, or 7.6%, from $9.9 million in 1993 to $10.7 million in 1994. This increase was due to higher warehousing and freight costs, a larger advertising campaign and the addition of employees to support new product opportunities associated with the increase in net sales. However, selling and distribution expenses as a percentage of net sales decreased from 14.7% in 1993 to 14.0% in 1994.

     Administration expenses increased $0.9 million, or 16.0%, from $5.4 million in 1993 to $6.3 million in 1994, while administration expenses as a percentage of net sales increased from 8.0% in 1993 to 8.2% in 1994. This increase was primarily the result of higher spending on consultants.

     Allocated corporate charges decreased $0.5 million, or 17.9%, from $2.8 million in 1993 to $2.3 million in 1994. This decrease was largely attributable to restructuring within Carborundum in 1993.

     Research and development expenses increased $0.1 million, or 1.1%, from $2.2 million in 1993 to $2.3 million in 1994 as inflationary cost increases were offset by lower spending in a variety of areas.


     Operating income increased $4.1 million, or 31.8%, from $13.0 million in 1993 to $17.1 million in 1994. Operating income as a percent of net sales increased from 19.2% in 1993 to 22.5% in 1994 as a result of the factors discussed above.

     Net Income increased $5.2 million, or 98.3%, from $5.3 million in 1993 to $10.5 million in 1994. Net income as a percentage of net sales increased from 7.8% in 1993 to 13.7% in 1994, due to the factors discussed above.


     EBITDA increased $4.4 million, or 25.2%, from $17.5 million in 1993 to $21.9 million in 1994. As a percentage of net sales basis, EBITDA increased from 25.9% in 1993 to 28.8% in 1994. The improvement in EBITDA is attributable to the factors discussed above, in addition to an increase in depreciation and amortization of $0.2 million, or 6.3% from $4.0 million in 1993 to $4.2 million in 1994.

     Capital expenditures of $2.7 million in 1994 were primarily for maintenance, process cost reduction and efficiency projects.


     Cash flows from operating activities increased $1.1 million, or 11.3%, from $10.2 million in 1993 to $11.3 million in 1994 due to the higher net income offset in part by higher working capital as a result of the sales increase. Cash outflows from investing activities decreased $0.4 million, or 12.6%, from $3.0 million in 1993 to $2.6 million in 1994 due to the lower capital expenditures. Cash outflows from financing activities increased $1.6 million, or 22.6%, from $7.1 million in 1993 to $8.7 million in 1994, as the net cash flows were transferred to the parent.



LIQUIDITY AND CAPITAL RESOURCES


     Net cash provided by operating activities was $10.2 million, $11.3 million and $18.9 million for years 1993, 1994 and 1995, respectively. Cash flows in 1993 and 1994 were affected by increases in year-end accounts receivable associated with stronger fourth quarter sales. Accounts receivable at year-end 1995 were $1.4 million lower than at year-end 1994 due primarily to lower receivables from the Carborundum overseas units. Terms of collection with the other Carborundum affiliates were shortened at year-end in anticipation of the closure of the agreement between BP and SEPR for the purchase of Carborundum. Inventories increased in 1994 to support the increasing sales volume.

     Historically, the Company used cash from operating activities to fund its capital expenditure needs. Capital expenditures were $3.0 million, $2.7 million and $3.4 million for years 1993, 1994 and 1995, respectively. Capital expenditures included projects to replace worn equipment, to reduce manufacturing costs and to eliminate production bottlenecks.

     BP historically performed all treasury functions on behalf of the Company. As a result, the Company relied on BP for short-term financing. Over the past three years, the Company generated cumulative cash transfers to BP of $31.3 million, of which $15.4 million was attributable to 1995. The Company has established its own cash management system to meet its daily cash management needs and will maintain independent banking relationships.

     Concurrent with the Offering, the Company expects to enter into a Credit Agreement pursuant to which the Company will have available to it a $25.0 million term loan and a $20.0 million revolving credit facility. The revolving credit facility will be undrawn at the Closing. The revolving credit facility will be available for working capital and other corporate purposes. Loans under the Credit Agreement will bear interest at a rate based upon LIBOR or the lender's prime rate plus a negotiated margin. Both the Indenture and the Credit Agreement will contain certain restrictive covenants including requirements that the Company meet certain financial ratio tests and limitations on the ability of the Company to incur additional indebtedness. The proceeds of the Offering will be used by the Company to redeem 80% of the stock of the Company from BP.


     Following consummation of the Recapitalization, the Company will have a significant increase in debt service requirements over historical levels due to its borrowings under the Credit Agreement and the Notes. Management believes that cash flow from operations, together with available borrowings under the revolving credit facility, will be sufficient to carry on its business for the foreseeable future and to meet its debt service, capital expenditures and other liquidity requirements. See "Description of Credit Agreement and Other Indebtedness -- Credit Agreement."

     The Company has budgeted approximately $9.7 million for capital expenditures in 1996, including expenditures for its capacity expansion at the New Carlisle, Indiana facility. The total cost of the capacity expansion is estimated at $14.4 million, which consists of $13.7 million of capitalized expenditures and $0.7 million of related period costs.


     As part of its product stewardship program the Company anticipates spending between $2.0 and 3.0 million over approximately two years for health studies to develop new types of ceramic fibers. Spending is anticipated to commence once new fiber development is completed and test protocols are established, projected to occur during 1997.

                                    BUSINESS

     The Company is the leading North American manufacturer of ceramic fiber with a market share in excess of 40% of the ceramic fiber sold in the North American market, as measured by volume. Developed by the Company in 1942, ceramic fiber is a white, glassy material belonging to a class of materials known as man-made vitreous fibers (a class which also includes fiberglass and mineral wool). Ceramic fiber possesses several commercially attractive performance properties including stability at very high temperatures, extremely low heat transmission and retention, light weight compared to other heat-resistant materials, chemical stability and corrosion resistance. These properties make ceramic fiber a superior insulating material in high temperature applications.

     Ceramic fiber's most common application has been to line industrial furnaces, where high temperatures demand its heat-resistant characteristics. Historically, the industrial furnace-related market has represented the largest percentage of the Company's sales. While maintaining its strong position in this traditional market, the Company's strategy has been to apply its expertise to rapidly-growing, high value-added niche markets. These niche markets, which include automotive (products such as airbag inflation filters and catalytic converter gaskets), power generation (products such as steam boiler insulation, duct wrap and stack linings), and fire protection (products such as commercial kitchen exhaust duct wrap and cable trays), now account for the majority of the Company's net sales. For the year ended December 31, 1995, approximately 44% of the Company's net sales were derived from furnace-related markets, 31% from automotive-related markets, and 25% from other markets. During each of the four years ended December 31, 1995, sales of new products and applications (those commercialized within the previous five years) represented over 20% of the Company's net sales.

     During the four-year period ended December 31, 1995, the Company's net sales and EBITDA increased at compound annual growth rates of 12% and 28%, respectively. During this period, the growth in EBITDA exceeded the growth in sales due to a shift in the sales mix to higher margin products, improvements in manufacturing efficiency, increased capacity utilization rates, and continued control of marketing and administrative costs.


COMPETITIVE STRENGTHS


     The Company has the following strengths which provide competitive advantages in the North American ceramic fiber market.

     Broad Product Line. The Company manufactures one of the broadest lines of ceramic fiber products sold in the North American market. The Company's ceramic fiber is produced in numerous forms, including bulk fiber, blankets and modules, boards, papers and felts, textiles and a variety of other high value-added products. These products are used in thermal management applications where heat resistance, light weight and low heat transmission and retention are required.


     Product Innovation. The Company has demonstrated the ability to introduce successful, high value-added products and applications for both traditional and niche markets.The Company's product leadership can be attributed to its close relationship with its customers and its extensive research and development efforts. These new products have been sold in the furnace-related markets as well as in high-growth niche markets for both existing and new applications. Examples of successful new product introductions include porosity-controlled paper used as a filter in automotive airbag inflators, expandable paper (known as XPE(TM)) used as a gasket in catalytic converters, easy-to-install Anchor-Loc 2 furnace modules and Insulfrax furnace blanket which uses a new fiber chemistry.


     Strong Customer Relationships. Long-term customer relationships with distributors as well as end-use customers have been an important factor in the Company's success. Of the Company's top 10 distributors in 1995, the majority have represented the Company for over 10 years and a substantial number have been distributors for the Company for more than 20 years. A significant number of end-use customers have also been purchasing products from the Company for extended periods of time. For example, in the furnace-related market, most of the Company's current customers have been purchasing products for at least 5 years, many for over 10 years and several for over 20 years. In many situations, especially in the case of the automotive market, customers recognize that they must depend on a particular supplier for an extended period and consequently exercise considerable care in the supplier selection process. The Company's products are currently specified in numerous automotive applications, such as airbag inflators, which require "zero defect" components. By successfully meeting such stringent requirements, the Company is recognized as a reliable supplier, and has developed solid relationships with its customers.

     Recognized Quality. The Company's products have received repeated recognition for high quality and excellent capability, including eight consecutive Chrysler Pentastars, an award which Chrysler bestows on only the top 2% of its suppliers. The Company also expects its Tonawanda facility to receive certification under QS-9000, the quality standard for GM, Ford and Chrysler suppliers, early in 1997.


     Low Cost Manufacturing. The Company's manufacturing strategy has consistently emphasized investment in capital equipment and process engineering improvements designed to increase efficiency and lower manufacturing costs. The Company believes it has the industry's most advanced fiber manufacturing technology and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market.



BUSINESS STRATEGY


     The Company's business objective is to increase earnings by expanding its leadership position in niche markets while maintaining its market position in furnace-related markets. To meet this objective, the Company will continue to focus research and development efforts on the creation of new niche products and applications, and will add needed capacity at its New Carlisle, Indiana facility to maintain its position as a low cost producer of bulk fiber and blanket. In addition, the Company has developed the industry model for product stewardship, and will continue to lead the industry's effort on such programs.


     New Products and Markets. By combining its market knowledge and strong customer relationships with its technical expertise, the Company has successfully introduced a wide variety of new products. During each of the past four years, new products and applications (those commercialized within the previous five years) have accounted for over 20% of the Company's net sales. These new products have been sold for use in existing and new applications to both the furnace-related and high-growth niche markets, and many are designed and qualified to meet specialized customer requirements. The Company's cumulative research and development expenses were $9.4 million for the four fiscal years ended December 31, 1995 and the Company expects such expenses to be $2.5 million in 1996. The Company plans to continue to dedicate substantial resources to its new product development programs and expects new products to continue to drive the Company's long-term growth.



     Continued Cost Reduction and Productivity Enhancements. The Company's current management team has a successful track record of achieving cost reductions and will continue these efforts. By concentrating its furnacing operations primarily at one location, the Company believes that it has developed the industry's most advanced fiber manufacturing technology and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market. The Company spent $12.8 million in total capital expenditures for the four fiscal years ended December 31, 1995. The Company anticipates spending $9.7 million in 1996, including construction in progress under a $13.7 million furnace expansion program to be completed in 1997. This furnace expansion is designed to provide needed capacity and flexibility and to further reduce manufacturing costs.



     Leadership in Product Health and Safety. Man-made fibers such as ceramic fiber, fiberglass and mineral wool have been categorized as "possibly carcinogenic in humans" and "probably carcinogenic in humans" by various government agencies and health organizations. The Company has been the industry's leader with respect to management of potential health and product safety issues associated with ceramic fiber. Specifically, the Company has established systems to identify and reduce potential adverse health effects, if any, associated with its products. The Company works actively with its employees and customers to reduce workplace exposure through improved product handling procedures. In addition, the Company has been active in developing new types of industrial fibers with physical and chemical properties that may help to reduce the potential risks associated with ceramic fiber.


PRODUCTS AND APPLICATIONS



     As an integrated ceramic fiber manufacturer, the Company manufactures and markets one of the broadest lines of ceramic fiber products sold in North America. Ceramic fiber was developed by the Company in 1942 and was identified as a material with commercially attractive performance properties. In the 1950s, ceramic fiber refractories (heat resistant materials) began to replace traditional brick linings in furnace applications. Ceramic fiber is an efficient insulator, typically reducing energy consumption by 20% to 30% compared to substitute materials such as hard brick refractories. Fiber usage increased slowly until the 1970s when the oil crisis created a surge in worldwide demand for energy-saving devices and technology. Because of its insulating properties, ceramic fiber came into wide use in a variety of energy-saving applications. Today, it is produced in the form of bulk fiber, blankets, modules, papers, felts, boards and textiles. New products include engineered fibers for brake linings, duct wrap and other fire protection products, XPE(TM) for catalytic converters and porosity-controlled paper used as a filter for automotive airbag inflators.



     Bulk Ceramic Fiber. The Company manufactures and sells several types of ceramic fiber in bulk form in order to meet a wide range of requirements for heat resistance, chemical composition and fiber dimension and strength. The Company has sophisticated process controls which are essential to meeting its customers' precise product specifications. Bulk ceramic fiber is sold to fabricators of a variety of heat-resistant and insulating products such as vacuum-cast shapes, and is also sold for use in a number of packing, reinforcement, filtration, and filler applications. Bulk ceramic fiber is also the base material for substantially all of the Company's other products. Bulk ceramic fiber is sold under the Fiberfrax(R), Insulfrax(R), and Fibermax(R) trade names.



     Blankets and Modules. The Company's blanket products begin as bulk fiber which, through a needling process, is woven into a strong, flexible, durable blanket. These blankets are preferred over traditional hard brick in a variety of high temperature applications, including kiln and furnace linings and expansion joint seals used for fire protection in commercial construction. Modules are folded or laminated from layers of ceramic fiber blanket which are compressed into rectangular "blocks" which can be secured to furnace interiors through a variety of hardware options. The Company has developed a modular lining system under the Anchor-Loc 2(R) brand name that has a unique anchoring hardware and blanket lamination technique which makes it both easy to install and simple to maintain.



     Boards. The Company's board products consist of a group of rigid, self-supporting, light-weight and easy to cut insulating boards well suited for applications involving mechanical vibration and/or stress at high temperatures. These qualities facilitate handling and installation in a variety of industrial applications, including use as refractory linings, backup for other furnace insulating materials, rigid gaskets and seals. Ceramic fiber boards are sold under the Duraboard(R) brand name.



     Papers and Felts. The Company offers the broadest line of ceramic fiber papers and felts available in the industry. The automotive industry is the Company's largest market for ceramic fiber papers and has purchased these products primarily in two forms: porosity-controlled paper and XPE(TM). Porosity-controlled paper is an integral component of automotive airbag inflators in which the ceramic fiber filters the hot gases released during the inflation process. XPE(TM) is used as a gasket or seal around the core ceramic component of catalytic converters where the catalytic reaction occurs. By forming this seal, XPE(TM) forces exhaust gases through the catalyst, and at the same time acts as an insulating support between the core and the metal housing. Both of these automotive applications are highly engineered to meet stringent manufacturer specifications. The Company's ceramic fiber-based papers are also used in a variety of high temperature applications in the aerospace, appliance, ceramic and glass, petrochemical, and steel industries. The Company also manufactures felts that can be fabricated into both rigid and flexible shapes. Felts are used in applications such as automotive and aerospace heat shields, appliance insulation and gaskets.

     Textiles. The Company uses traditional textile manufacturing techniques to produce ceramic fiber yarn (Fiberfrax(R) yarn) which is, in turn, used to make cloth, rope, braids, wicking, tapes, and sleevings. Textiles provide superior insulation and possess excellent resistance to heat, corrosion, and breakdown due to mechanical vibration and stress. Textiles are used as gaskets, wrapping materials, and welding curtains and blankets.



     Other Products. The Company also manufactures specialty products in the form of moldables, pumpables, caulks and coating cements, fabricated products, ultra high temperature products and engineered fibers. Specialty products are typically injected or applied to furnace and boiler hot spots, furnace lining cracks, furnace door jambs, areas around pipe and cable penetration points, and other hard-to-insulate areas. Fabricated products are typically composite systems which consist of a ceramic fiber core material encapsulated in foil, textile, or other high temperature material by quilting, laminating, or other bonding techniques. Fabricated products are used as fire protection materials for commercial construction including grease, HVAC, and exhaust ducts. Ultra high temperature products are used as linings for steel reheat furnaces, forge furnaces, and in ultra high temperature ceramic kilns. The Company also produces engineered fibers for applications in the coatings or friction market where fiber size, diameter, and chemistry must meet precise technical specifications.



SALES AND MARKETING


     The Company uses a combination of distributors, direct sales and multi-functional teams to reach its markets. Sales channels vary from market to market and between regions within markets depending upon the availability of local distributors and the particular customer's needs.

     In some markets, customer purchasing decisions are based largely on price and service. In these markets, the Company uses its high-volume capabilities to produce the lowest cost fiber products while relying on its distributors to meet local customer service needs. These distributors provide sales, warehousing, engineering, and design support for the Company's products. Working with the Company's field sales engineers and customer service personnel, the distributors provide a cost-effective method of servicing the market for these products, while meeting the customers' need for rapid delivery, and local service and support.

     For more highly engineered applications, customers tend to base purchasing decisions on a supplier's technical knowledge, process capabilities, and quality assurance systems. These customers are more concerned with product performance characteristics, process control and quality which meet their exacting specifications. In these situations, the Company utilizes direct selling and/or multi-functional teams comprised of sales, technical, manufacturing, and quality assurance professionals. Multi-functional teams provide solutions to complex customer problems while promoting the Company's product design, process control, and quality assurance capabilities. The use of such teams also accelerates new product introduction by reducing the time from concept to commercialization.

     Aside from managing these distribution channels, the Company's sales and marketing organization also has responsibility for identifying new product opportunities, maintaining effective customer service and developing and coordinating communications and advertising in trade publications.

     The Company motivates its sales and marketing organization through sales incentive payout programs focusing on three key objectives: sales volume growth, new product application and development, and achievement of specific, strategically important targets.


MARKETS


     In North America, the most common historical application for ceramic fiber has been to line industrial furnaces, where high temperature processes require ceramic fiber's heat-resistant characteristics. Over the past several decades, ceramic fiber has replaced traditional refractory linings in many types of furnaces providing longer lasting and higher performance insulating capability for applications in the petrochemical, metals production, and ceramic and glass industries. In these markets, ceramic fiber is principally used for insulating furnaces, heaters and kilns and for other high temperature applications. Newer applications generally rely on ceramic fiber's heat-resistant characteristics combined with other compositional and dimensional qualities to satisfy more highly engineered requirements. Examples of these newer applications include porosity-controlled paper for automotive airbag inflators and duct wrap systems used as passive fire protection in commercial construction.

     While maintaining its strong position in traditional furnace-related markets, the Company's objective is to strengthen its leadership position in more specialized niche markets. The Company has used its strong position and technical expertise in the furnace-related markets to expand into these high growth niche markets. These niche markets include automotive (airbag inflation filters and catalytic converter gaskets), power generation (steam boiler insulation, duct wrap and stack linings), and fire protection (commercial kitchen exhaust duct wrap and cable trays).

     The following table sets forth a breakdown of the Company's net sales between the furnace-related, automotive and other markets for the five years ended December 31, 1995.

                                                YEAR ENDED DECEMBER 31,
                      ---------------------------------------------------------------------------
                         1991            1992            1993            1994            1995
                      -----------     -----------     -----------     -----------     -----------
                      (DOLLARS IN MILLIONS)
Market
  Furnace-related     $30.3    57%    $35.8    55%    $33.9    50%    $35.8    47%    $36.9    44%
  Automotive            9.6    18      12.9    20      16.9    25      21.9    29      26.4    31
  Other                13.6    25      15.9    25      16.9    25      18.5    24      20.8    25
                      -----   ---     -----   ---     -----   ---     -----   ---     -----   ---
          Total       $53.5   100%    $64.6   100%    $67.7   100%    $76.2   100%    $84.1   100%
                      =====   ===     =====   ===     =====   ===     =====   ===     =====   ===


     As a result of the covenant not to compete entered into with SEPR, the Company is prohibited from manufacturing, selling or distributing any products outside the North American market until March 1, 2001 except XPE(TM) which the Company will sell worldwide and certain products for which SEPR will act as distributor. However, Company management believes that significant opportunities exist within North America to expand the company's sales and profits.



     Furnace-Related Markets. Ceramic fiber for furnace-related applications is generally sold to the metal production, petrochemical, and ceramic and glass industries.


     The Company believes the metal production industry is the largest consumer of ceramic fiber. The Company sells bulk fiber, blankets, modules, and textiles to this market where these products are used as furnace linings, molten metal transfer trough linings, seals and gaskets, and heat and splash shields. Demand in the metal production industry historically has been linked to general economic conditions, the rate of new furnace capacity expansions and the response to higher energy costs.

     The petrochemical industry uses ceramic fiber blankets and modules in furnace, flue and stack linings, and as removable pads and covers in oil refining, chemical production, and steam generation. The Company typically sells pursuant to significant project-sized orders, which are placed by furnace OEMs, engineering firms, or local refractory contractors. Demand in this industry historically has been linked to energy costs, general economic conditions, and the rate of new capacity expansion in the petrochemical industry.

     The ceramic and glass industry uses ceramic fiber products in furnace linings, as backup insulation for, and as separators in, the production of brick, structural clay, whiteware, technical ceramics, hard refractories, and glass. The Company generally sells blankets and modules, textiles, and papers and felts into this market. The ceramic and glass industry is highly fragmented with many small to moderate-sized customers. Demand in this market historically has been linked to general economic conditions, the rate of furnace relining or overhaul in the ceramic and glass industries, and the response to higher energy costs.


     Automotive Market. Three product types account for substantially all of the fiber consumed by the automotive industry: porosity-controlled paper used in airbag inflators, XPE(TM) gasket material used in catalytic converters, and insulation material used in engine heat shields. In 1995, approximately 11% of the Company's net sales represented direct or indirect purchases of porosity-controlled paper by TRW Inc. No other customer of the Company accounted for more than 10% of the Company's net sales in 1995.


     The Company believes it is the leading producer of porosity-controlled paper used in the inflator modules of automotive airbags. The Company expects continued growth in the demand for airbags as domestic and international airbag usage increases and as more airbags are contained in each vehicle. However, the primary technology for airbag inflators is presently based upon the use of sodium azide as the propellant used to inflate the airbag. The Company believes that sodium azide technology may be gradually displaced in new car designs by one or more alternative technologies which may or may not use the Company's porosity-controlled paper. As new car models are designed, alternative technologies existing or being developed may replace the Company's ceramic based fiber paper, leaving the Company with a smaller potential market for its products. See "Risk Factors -- Dependence on Product Line."



     The Company also supplies XPE(TM) for use in automotive catalytic converters. The Company expects continued growth in XPE(TM) sales resulting from the ongoing regulatory initiatives to reduce emissions. Much of this growth is expected to come from international sales as more nations require cleaner automobile emissions. In connection with the Saint-Gobain Sale, the Company established overseas sales and distribution channels to service the worldwide XPE(TM) market. SEPR has the right to take up a royalty-free, non-exclusive license to manufacture and sell XPE(TM) outside the North American market in competition with the Company. See "Risk Factors -- Dependence on Raw Material Supplier" and "Certain Relationships and Related Transactions -- Relationship with SEPR."


     The Company also sells a number of other products to the automotive industry. Examples of these products include bulk ceramic fiber and felts for use in automotive friction components, preforms for piston crown reinforcement and heat shields, where ceramic fiber provides improved performance characteristics.

     Other Markets. Ceramic fiber is being used in several newer applications in niche markets such as power generation, fire protection, and commercial insulation. In these industries, products are often customized to meet special customer needs.

     The power generation industry uses a variety of ceramic fiber products in steam turbine duct linings. Ceramic fiber is also applied in package boilers used in schools, hospitals and other institutions. Demand in the power generation market historically has been linked to general economic conditions and the rate of power consumption, but in recent years has been aided by legislation and deregulation supporting the growth of independent power producers.


     The fire protection industry includes transportation (railroad tank cars, aerospace, hazardous materials), commercial construction (venting and exhaust ducts, expansion joints, penetration seals), industrial construction (cable trays, valve covers) and manufactured products (safes, file cabinets, wood stove flues). Demand in the fire protection market historically has been linked to general economic conditions, the level of commercial and institutional construction, greater safety legislation, changes in building codes, enforcement levels for stationary applications, more stringent regulations for mobile applications, and the level of bulk transportation vehicle production.


     The commercial insulation market includes sales to manufacturers of domestic furnace combustion chambers, commercial ovens, laboratory hot plates, furnaces, and small firing kilns. The Company typically sells bulk fiber, blankets, modules, boards, papers and felts to this market. Demand in the commercial insulation market historically has been linked to the response to higher energy costs and to more stringent appliance design requirements.

MANUFACTURING AND OPERATIONS

     Ceramic fiber is produced by melting a combination of alumina, silica, and other additives in either a submerged electrode furnace (SEF) or in an electric arc furnace. The molten mixture is made into fiber either by blowing an air stream on the molten material flowing from the furnace (blowing process) or by directing the molten material onto a series of spinning wheels (spinning process). The blowing and spinning processes produce fiber with different characteristics, dimensions, and process yields. These variations translate into a wide variety of products that rely on specific fiber characteristics to achieve an application's performance requirements.

     The Company also employs advanced manufacturing processes associated with the "wet" manufacture of papers and felts, boards, and other products. These processes use bulk ceramic fiber as a feedstock in combination with binders or other liquids which are then passed over a device similar in function to those used in the paper industry. The Company's use of specialized process control technology and computer-aided production allow it to meet precise tolerances and demanding customer requirements.


     Although the Company purchases some of its raw materials from sole suppliers, almost all of these materials are readily available from other suppliers on similar terms. The major exception is vermiculite, a mineral which is an important raw material in the manufacture of XPE(TM) which is used in automotive catalytic converters. The Company currently purchases approximately one-half of its requirements of vermiculite from one supplier in China and the other half from a U.S. supplier. Because vermiculite from the Chinese source has superior performance qualities, the Company believes that over the next two to three years, both it and its competitors will become increasingly reliant on the Chinese source. The Chinese source is expected to become dominant because of the vermiculite's performance. Although the Company is attempting to identify additional sources, at the present time, no additional source of vermiculite with comparable performance qualities has been located, and if such a source is located in the future, there can be no assurance that supplies can be obtained from such source on the same terms and conditions as are obtained from the current supplier. Any significant interruption in the supply of vermiculite for an extended period of time could have a material adverse effect on the financial condition and results of operations of the Company. During the year ended December 31, 1995, the Company's sales of XPE(TM) represented approximately 10% of the Company's net sales. See "Business -- Markets," and "Business -- Manufacturing and Operations." The Company also benefits from a long-term purchase contract with the Power Authority of the State of New York which permits the Company to purchase electricity for its Western New York plants at favorable rates until 2006.


     By concentrating its furnacing operations primarily at one location, the Company believes that it has developed the industry's most advanced fiber manufacturing technology and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market. In the balance of its operations, the Company has created low volume, flexible facilities designed for rapid commercialization of new products. This two-pronged manufacturing strategy has resulted in lower costs, greater variety, higher product quality and consistency, and superior customization and engineering. Continual productivity improvement is a cornerstone of the Company's manufacturing strategy.


     The Company monitors its processes and products to ensure that its customer's quality requirements are met. This ongoing commitment to quality is evident in the detailed data collection and documentation capabilities used by the Company. As a result of its quality assurance orientation, the Company has won the Chrysler Pentastar Award in each of the last eight years, placing it within the top 2% of Chrysler's suppliers. The Company's operations are currently in the process of seeking certification under the International Quality Standard, ISO 9000, and the rigorous U.S. automotive standard, QS 9000. Although the Company believes it will obtain these certifications, there can be no assurance that it will do so.


     Due to continued growth in demand for ceramic fiber products, the North American-based ceramic fiber industry is approaching full capacity in the production of bulk fiber and blankets. In the fall of 1995, the Company began a $14.4 million furnace expansion project at its New Carlisle, Indiana, facility. This expansion project is being undertaken as a strategic move to meet the anticipated growing demand for ceramic fiber products and to maintain the Company's leading North American market position by continuing to exploit its cost and technology advantages in the high volume manufacture of these products. This expansion involves the addition of a new furnacing line and other improvements to the facility.

TECHNOLOGY AND TECHNOLOGY SUPPORT SERVICES

     The Company employs a two-pronged technology program that focuses on process improvement and new product development. The objective of this program is greater manufacturing efficiency and market leadership in new applications. As a result of its technology program, the Company has consistently achieved annual productivity and quality improvements in its manufacturing processes. During each of the four years ended December 31, 1995, the Company's sales of products which were commercialized within the previous five years comprised over 20% of the Company's net sales.

     The research and development group, located at the Company's headquarters, operates in a 9,500 square foot laboratory, including facilities for pilot plant development and traditional research and development activities. This group of nineteen employees possesses a broad base of material science expertise in ceramics, chemistry, chemical engineering, mechanical engineering and physics. In addition, each manufacturing facility has a process engineering staff dedicated to the design and implementation of cost savings and product improvement projects. Process engineering efforts draw heavily upon the central research and development group in order to resolve the customers' technical requirements.

     New product development efforts are initiated based on the feedback and direction of field sales and marketing professionals. A multi-functional team approach is used in most development projects. Currently, development teams are focused on automotive products, fabricated products, and new products for the Company's furnace-related business, as well as a program to develop new fiber types as part of the Company's Product Stewardship Program.

     The Company has maintained a strong financial commitment to its research and development program. Research and development expense constituted approximately 3.3%, 3.0%, and 2.9% of net sales during the years 1993, 1994 and 1995, respectively.

COMPETITION

     The ceramic fiber industry is highly competitive, and some of the Company's competitors are larger and have greater resources than the Company. In the furnace-related markets, competition is based primarily on product quality, price, and service. In the new high growth niche markets, competition is based primarily on product technology, technical specifications, manufacturing process capabilities, and quality assurance.

     The Company believes that it is the leading North American manufacturer of ceramic fiber as measured by volume. The Company has significant competitors in its markets, some of which manufacture ceramic fiber while others purchase ceramic fiber and then reprocess it into products which compete with the Company's products. In the furnace-related markets, the Company's competitors are Morgan Crucible's Thermal Ceramics business unit (which is believed by the Company to be the market leader worldwide), American Premier Refractories and Chemicals, and A.P. Green. In the automotive market, the Company's significant competitors include Thermal Ceramics, Minnesota Mining & Manufacturing Company ("3M") and Lydall. Both Lydall and 3M are reprocessors of ceramic fiber. The Company's significant competitors in its other markets include Lydall and Thermal Ceramics. In some instances, ceramic fiber competes with a limited number of non-ceramic fiber products such as hard brick refractories and mineral wool. However, there are no practical substitutes for ceramic fiber in many applications.

CYCLICALITY AND SEASONALITY

     The Company's products are generally used in industries subject to supply and demand cycles which reflect general economic activity. In addition, certain markets historically have been slightly seasonal, with higher sales in the second and fourth quarters and lower sales in the first and third quarters.

BACKLOG

     The Company does not consider its backlog significant because it fills most of its orders within one month and substantially all of its orders within three months.

PROPERTIES

     The flagship of the Company's operations is located in New Carlisle, Indiana. This facility is believed to be the largest ceramic fiber manufacturing plant in the world, producing blown and spun forms of bulk fiber and blankets. When the New Carlisle expansion is completed, the Company believes that it will have sufficient capacity to meet the demand for bulk fiber and blanket products through the year 2000. The Company also operates three manufacturing plants in Niagara and Erie Counties in Western New York.

     The Company's headquarters is located in Niagara Falls, New York. This site houses salaried and hourly support and management staff as well as application engineers and other professionals dedicated to research and development of new products and applications for ceramic fiber.

     The following table provides a description of the Company's principal facilities.


                      APPROXIMATE
    PLANT SITE        SQUARE FEET      STATUS                           USE
------------------    -----------     ---------    ----------------------------------------------
New Carlisle, IN        216,000       Owned        Bulk ceramic fiber, blankets, modules, boards
Tonawanda, NY           144,000       Leased       Papers, felts, boards, XPE(TM),
                                                   porosity-controlled paper
Amherst, NY              42,000       Leased       Woven and spun textiles
Sanborn, NY              10,000       Leased(a)    Fibermax(R), high temperature fiber
Niagara Falls, NY        33,000       Owned        Headquarters, research laboratory


---------------


(a) Currently, the Company owns this property. Prior to the Closing, the Company will transfer this property to a subsidiary of BP America which will lease the land to the Company pursuant to a 20 year lease. See "Certain Relationships and Related Transactions -- Relationship with BP and its Subsidiaries -- Sanborn Lease."


PRODUCT AND HEALTH SAFETY ISSUES


     Manufacturers of man-made vitreous mineral fibers ("MMVF") such as fiberglass, mineral wool and ceramic fiber have investigated the potential for adverse health effects associated with the inhalation of airborne fiber. Independent animal studies have indicated that ceramic fiber inhaled by test animals, in large quantities during the course of their lifetimes, can cause fibrosis, lung cancer and mesothelioma, a malignant tumor of the lining of the lungs and chest cavity. Company and industry-sponsored studies of workers with occupational exposure to airborne ceramic fiber, however, to date have found no clinically significant relationship between ceramic fiber exposure and respiratory disease in humans.



     The Company has established organization and management systems to ensure that health and safety matters are properly identified, evaluated and addressed throughout the Company's operations. The Company's health, safety and environmental quality ("HSE") staff of professionals is led by a senior manager who reports to the President and Chief Executive Officer of the Company. In addition to these internal HSE resources, the Company utilizes the knowledge, skills and expertise of a number of external consultants, including an independent advisory board. Comprised of an internationally recognized group of experts in the fields of medicine, pulmonary science, veterinary pathology, toxicology and legislative, regulatory and legal affairs, the Ceramic Fiber Advisory Board ("CFAB") evaluates human and animal study protocols and results. In addition, the CFAB provides advice to the Company regarding proper handling practices for ceramic fiber and other related product management issues.



     The Company developed and implemented a comprehensive Product Stewardship Program ("PSP") as one of its management systems. A key element of the PSP is research focused on identifying and evaluating the potential health effects associated with the inhalation of respirable fibers. These studies have taken two forms: human studies, known as epidemiological investigations, and toxicological research, which is generally conducted with test animals. Many of these research activities have been conducted with the participation of other members of the ceramic fiber industry.


     In the area of human assessment, in 1987 the company commissioned a study of approximately 1,500 current and former industry employees. The study was conducted by researchers from the University of Cincinnati. The study, which is ongoing, analyzes chest x-rays, pulmonary function and medical questionnaires. Additionally, a mortality registry and a lung tissue registry have been maintained pursuant to the study. Results to date of this study have identified no clinically significant incidence of respiratory disease from ceramic fiber exposure. Another finding indicates that exposure to ceramic fiber is associated with an increased incidence of pleural plaques. The term "pleural plaque" is used to describe discrete areas of thickening of a pleura (or membrane), usually along the inside of the chest wall and the outside of the lungs. The formation of pleural plaques is not completely understood, but is believed to be related to an inflammatory response caused by inhaled fibers. Pleural plaques, which have previously been associated with exposure to asbestos, are considered to be markers of exposure, not a form of disease. Other findings suggest that the combination of ceramic fiber exposure and smoking may result in a net effect greater than the added impacts of each individual element. Accordingly, the Company has implemented a no-smoking program at each of its facilities.


     In studies on test animals over the last four decades, mixed results have been observed. A "maximum tolerated dose ("MTD") study found that lifetime exposure by laboratory rodents to ceramic fiber, at approximately 200 fibers per cubic centimeter caused lung cancer in some of the rats tested. Unlike the rat results, a hamster MTD study found no elevated incidence of lung cancer, but instead identified some animals with mesothelioma. Separately, a multi-dose inhalation study identified a "no observable adverse effect level ("NOAEL") at about 25 fibers per cubic centimeter, along with evidence suggesting a non-linear relationship between increasing dose and biological effect.


     The Company's Product Stewardship Program also includes elements designed to identify exposed populations, monitor employee and customer exposures and pursue exposure reductions. Initial assessments indicate that most ceramic fiber exposure is confined to the workplace and to a limited population of about 30,000 persons. Employee and customer exposure monitoring is conducted by the Company under a rigorous protocol, jointly adopted pursuant to a voluntary consent agreement by the U.S. Environmental Protection Agency ("EPA") and the Refractory Ceramic Fiber Coalition ("RCFC"), the ceramic fiber industry trade association. Under the terms of this agreement, industry and customer workplace monitoring samples will be taken for a period of five years to conclude in mid-1998. Three years of monitoring have resulted in the collection and analysis of 2,710 samples. Monitoring results document a continued trend of reduced occupational exposure which have been produced by the introduction or improvement of engineering controls, process changes or handling practices.

     In the absence of a specific U.S. government standard regulating ceramic fiber exposure, the industry adopted a recommended exposure guideline ("REG") of one fiber per cubic centimeter. Scientific data available to date has been regarded as insufficient for the purpose of defining a specific exposure threshold of acceptably low risk for humans. The industry's voluntary exposure guideline provides a quantitative basis to measure progress in implementing PSP objectives to seek continuous reduction in fiber exposure through initiatives that are technically and economically feasible.


     PSP objectives also govern some of the design criteria of an ongoing product research and development program. Called the 3-D program, representing dose, dimension and durability, the Company searches for new ways to reduce ceramic fiber potency potential. Health concerns can be reduced by producing fibers that do not become airborne (dose); or if they become airborne, the fibers are too large to be inhaled (dimension); or if inhaled, the fibers break down more rapidly in the lung (durability). The Company has been active in developing new types of industrial fibers with physical and chemical properties that may help to reduce the potential risk associated with ceramic fiber. The potential risks associated with fiber exposure are believed to be driven by three characteristics, namely dose, dimension and durability. The Company has already developed and introduced a new fiber type, suitable for applications to 1,800()F with a significantly reduced potential for exposure risks. The Company's new fiber development efforts focus on fibers which are dimensionally difficult to inhale, or if inhaled have physical and chemical properties which cause them to break down more rapidly in lung fluids.



     The proactive communication of ceramic fiber test data and study findings with employees, customers, and other interested parties is a routine practice at the Company and also is an important part of the Product Stewardship Program. Communication occurs in many forms, including warning labels, material safety data sheets ("MSDSs"), special-purpose information packages, safe-handling videotapes, presentations to professional societies and trade groups, customer seminars and workshops, employee communication forums, health communication kits and reports to regulatory authorities.


     In keeping with PSP's proactive communication strategy, the Company has developed and maintained cooperative working relationships with the regulatory community. The Company shares animal and human study data freely and voluntarily includes regulatory agencies in the development of the protocols for new studies. EPA conducted a review in 1991 to determine if ceramic fiber exposure posed an unreasonable risk to human health. EPA determined that available data was not sufficient to determine whether or not an unreasonable risk exists. The U.S. Occupational Health and Safety Administration ("OSHA") and Health Canada ("HC") have been reviewing the potential health implications of ceramic fiber exposure for several years. The Company provides information to these agencies routinely and, upon request, undertakes special studies to facilitate agency investigations. The Company also shares data with non-regulatory agencies, such as the National Institute for Occupational Safety and Health ("NIOSH") and the National Toxicology Program ("NTP"). The Company also provides data to private sector organizations, such as the American Conference of Governmental Industrial Hygienists ("ACGIH") and the scientific community to facilitate their efforts to evaluate potential exposure-related impacts.


     Over time, health research data have been used by various organizations to classify man-made mineral fibers. For example, classification terms, such as "possible" (International Agency for Research on Cancer, "IARC"), "probable" (EPA and HC), "reasonably anticipated" (NTP), and "suspected" (ACGIH) reflect the view of each organization as to the potential carcinogenicity of ceramic fiber and/or other MMVFs. Each of these classifications reflect concern for human health and uncertainty regarding the potential for airborne ceramic fiber to affect occupational health adversely. These classification determinations have not been followed by exposure standards in the U.S., but some regulators in other countries have adopted a variety of regulatory thresholds. Although none are presently foreseen domestically, if the U.S. adopts legislative or regulatory standards severely restricting the use of ceramic fiber or severely limiting fiber exposure, a material adverse effect on the Company's business could result.


PATENTS AND TRADEMARKS

     Although the Company obtains patent protection for certain product innovations, the Company believes that its success depends more heavily on the technical expertise and innovative abilities of its personnel than on its patent protection. The Company believes its trademarks are important in order to develop and support brand image and to differentiate itself from competitors. Some of the Company's technology and trademarks have been licensed to SEPR. See "Certain Relationships and Related Transactions -- Relationship with SEPR."

EMPLOYEES

     The Company's human resource strategy is to recruit, retain and develop an employee team that is flexible, focused on customer service and capable of achieving the Company's business objectives. As of June 30, 1996, the Company employed approximately 404 persons on a full-time basis, most of which were non-union except for approximately 66 employees at the Company's Tonawanda plant who are members of the Oil, Chemical and Atomic Workers union. The Company's agreement with the union expires in 1998. The Company believes it has a satisfactory relationship with its employees.

LEGAL PROCEEDINGS

     The Company is involved in litigation relating to claims arising out of its operations in the normal course of business, including product liability claims. The Company believes that it is not presently a party to any litigation the outcome of which would have a material adverse effect on its financial condition or results of operations. See "Risk Factors -- Dependence on Ceramic Fiber; Health and Safety Issue."

ENVIRONMENTAL MATTERS

     General. The Company is subject to a variety of foreign, federal, state and local governmental regulations related to the use, storage, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals used in its manufacturing processes. Although the Company believes its activities conform to presently applicable environmental regulations, failure to comply with present and future regulations could result in fines being imposed on the Company, suspension of production, or a cessation of operations. There can be no assurance that regulatory changes or changes in regulatory interpretation or enforcement will not render compliance more difficult and costly.

     Superfund Sites. The Company may be named as a potentially responsible party ("PRP")pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund") or comparable state law in connection with off-site disposal of hazardous substances at three sites, and Carborundum has entered into a Consent Decree with the New York State Department of Environmental Conservation to remediate contamination at the Company's facility located in Sanborn, New York. CERCLA requires clean-up of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary response actions at Superfund sites, including ordering PRPs liable for the release to take or pay for such actions. PRPs are broadly defined under CERCLA and include past and present owners and operators of a site and generators and transporters who have contributed hazardous substances to the site. Courts have interpreted CERCLA to impose retroactive, strict, joint and several liability upon all persons liable for response costs. While the Company's ultimate clean-up liability at the sites at which the Company is a potential PRP is not presently determined, the Company does not expect to incur any material liability with respect to any of these sites, individually or in the aggregate, as a result of BP America's indemnification obligations for environmental liabilities under the Recapitalization Agreement. In addition, BP America has assumed liability for other potential off-site clean-up obligations associated with Carborundum. See "Certain Relationships and Related Transactions -- Relationship with BP and its Subsidiaries -- Recapitalization Agreement -- Environmental Indemnity." The sites at which the Company has maintained potential off-site liability and the Company's Sanborn, New York facility are described below.



     Kline Trail Site. In 1984, the Company voluntarily advised the State of Indiana of potential unauthorized disposal of waste at an Indiana site by a transporter. No response from the state has been received, and no further information about the potential for remediation costs at the site has been received by the Company. It is expected that little or no liability will be associated with this site.



     PCB Inc., Site. The New Carlisle facility received a request for information from the EPA in 1994 concerning potential responsibility for cleanup of the PCB Treatment site located in Kansas City, Kansas and Kansas City, Missouri. Records indicate that a number of capacitors from the New Carlisle facility were sent to the PCB Treatment site. A response documenting the timely destruction of those materials was submitted to the EPA, but no further information has been provided by the EPA, either as to the number of potential PRPs involved at the site or total projected clean-up costs.



     Shulman Site. The Company has potential liability with respect to the Shulman site in St. Joseph County, Indiana. The site is a landfill which the Company believes to have been contaminated by chemicals migrating from an adjacent facility. Plant trash from the New Carlisle facility was hauled to the site. An agreement has been reached pursuant to which the Company, as part of a response group, agreed to assume approximately 5% of certain response costs, which to date includes $1.7 million for installation of a water line. The Company's share of that cost is under $100,000. The owner of the adjacent facility has assumed the bulk of site remediation costs to date. It is anticipated that site remediation will ultimately involve installing a clay cap over the site, the cost of which is not yet known.



     Sanborn Site. The Company's Sanborn, New York site was used by a number of former Carborundum operations, as a result of which contamination by volatile organic compounds is present in the soil and groundwater. Neither past nor current operations of the Company are believed to have contributed to, or to be contributing to, the existence of this contamination. While Carborundum entered into a Consent Decree with the State of New York under which the Company is to conduct remedial activities at the site, BP America has assumed responsibility for implementing the remediation, chiefly by means of soil vapor extraction. Efforts to remediate the site are expected to continue for some time, at a cost to BP America of approximately $12.5 million.



     Environmental Indemnity. See "Certain Relationships and Related Transactions -- Relationship with BP and Its Subsidiaries -- Recapitalization Agreement -- Environmental Indemnity."

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


     Effective as of the Closing, the directors and executive officers of the Company are expected to be as follows:


                NAME                   AGE                        POSITION
-------------------------------------  ---     ----------------------------------------------
                                               Director, President and Chief Executive
William P. Kelly.....................  46      Officer
                                               Director, Vice President and Chief Financial
Mark D. Roos.........................  41      Officer
Paul J. Viola........................  40      Vice President, Sales and Marketing
Kevin J. O'Gorman....................  45      Vice President, Operations
Paul M. Boymel.......................  43      Vice President, Research and Development
Joseph J. Kuchera....................  38      Vice President, Human Resources
John E. Pilecki......................  44      Vice President, Engineering and Purchasing
Raymond A. Lancaster.................  50      Director
William D. Manning, Jr...............  62      Director
John G. Nestor.......................  51      Chairman of the Board
John F. Turben.......................  61      Director
Edmund S. Wright.....................  53      Director


     Mr. Kelly has been President and Chief Executive Officer of the Company since the Saint-Gobain Sale. He joined Carborundum in 1972 as an engineer, and served in several positions, including Vice President of Carborundum's worldwide ceramic fiber business from 1993 to 1996 and Vice President of the Company from 1989 to 1993, and Vice President-Europe from 1986-1989.

     Mr. Roos has been Vice President and Chief Financial Officer of the Company since the Saint-Gobain Sale, and has been chief financial officer of the Company since 1995. He joined Carborundum in 1985 and served in several financial planning, control and business strategy positions until he left in 1991 to become Vice President, Finance and Administration, of The Airolite Company, a metal products manufacturer. He rejoined Carborundum in 1993 as Director of Finance, Planning and Control.

     Mr. Viola has been Vice President, Sales and Marketing of the Company since the Saint-Gobain Sale. He joined Carborundum in 1978 and served in several positions, including General Manager, Sales and Marketing for Carborundum's worldwide ceramic fiber business from 1993 to 1995 and Manager of the Automotive Products Group of Carborundum's Structural Ceramics Division from 1991 to 1993.

     Mr. O'Gorman has been Vice President, Operations of the Company since the Saint-Gobain Sale. He joined Carborundum in 1990 and served as General Manager, Manufacturing and Engineering of its worldwide ceramic fibers business from 1993 to 1995 and Manager, Manufacturing for the Company from 1990 to 1993.

     Dr. Boymel has been Vice President, Research and Development of the Company since the Saint-Gobain Sale and Manager of Technology since 1989. He joined Carborundum in 1981.

     Mr. Kuchera has been Vice President, Human Resources of the Company since the Saint-Gobain Sale and Manager of Human Resources since 1988. He joined Carborundum in 1981 and served in several human resource positions in connection with a number of different Carborundum business units.


     Mr. Pilecki has been Vice President, Engineering and Purchasing of the Company since the Saint-Gobain Sale. He joined Carborundum in 1976 and has served in various engineering and manufacturing positions, including as Engineering Manager since 1990 and worldwide engineering and purchasing manager since 1993.

     Mr. Lancaster has been a Managing Partner of Kirtland since 1995. From 1990 to 1995, he was a General Partner of Key Equity Partners, a unit of Keycorp. From 1984 to 1990, he was a Managing Partner of Norstar Venture Partners, a unit of Fleet Financial Group. Mr. Lancaster is a director of Steris Corp. and Fairmount Minerals Ltd.



     Mr. Manning is currently self-employed as a management consultant. From 1987 to 1994, he was Senior Vice President of The Lubrizol Corporation and President of Lubrizol Petroleum Chemicals Co. Mr. Manning is a director of Robbins and Myers, Inc., Fletcher Paper Company and Park Avenue Marble Co.



     Mr. Nestor has been with Kirtland since 1986 and has been a Managing Partner of Kirtland since 1995. He is a director of Execution Services Inc. and Fairmount Minerals Ltd.


     Mr. Turben has been with Kirtland since 1977 and has been a Managing partner of Kirtland since 1995. He is a director of Execution Services Inc., Fairmount Minerals Ltd., Austin Ventures and Harrington & Richardson 1871, Inc.


     Mr. Wright has been Chairman of the Board of Directors of Dakota Catalyst Inc. since 1995. From 1981 to 1994, he was President and Chief Executive Officer of North American Refractories Company. Mr. Wright is a director of Fairmount Minerals Ltd.



COMPENSATION OF DIRECTORS



     The Company expects that all directors of the Company will receive an annual retainer of $10,000.



EXECUTIVE COMPENSATION


     The following table sets forth the respective amounts of compensation of the Chief Executive Officer and the next four highest-paid executive officers of the Company (determined by reference to 1995) (the "named executive officers") for 1995.


                        1995 SUMMARY COMPENSATION TABLE



                                                                       LONG-TERM COMPENSATION
                                                                    ----------------------------
                                                     ANNUAL         SECURITIES
                                                  COMPENSATION      UNDERLYING
                  NAME AND                     ------------------    OPTIONS/       ALL OTHER
             PRINCIPAL POSITION                 SALARY     BONUS     SARS(A)     COMPENSATION(B)
---------------------------------------------  --------   -------   ----------   ---------------
W. Kelly.....................................  $155,514   $53,000      37,800/       $ 4,631
  President and                                                             0
  Chief Executive Officer
K. O'Gorman..................................   115,689    30,641      19,560/         3,441
  Vice President,                                                           0
  Operations
P. Viola.....................................   106,632    28,490      19,560/         3,171
  Vice President,                                                           0
  Sales and Marketing
M. Roos......................................   101,760    22,000           0/         3,027
  Vice President and                                                    1,100
  Chief Financial Officer
J. Pilecki...................................    86,072    13,337         0/0          2,563
  Vice President, Engineering and Purchasing


---------------


(a) Options relate to ordinary shares of BP and do not relate to shares of Common Stock of the Company. SARs relate to American Depositary Receipts ("ADRs") of BP. Each ADR is equal to twelve ordinary shares of BP.

(b) Represents matching contributions made on behalf of the individuals to the BP Capital Accumulation Plan and does not include bonuses paid to Messrs. Kelly and Roos in 1996 by BP relating to the Saint-Gobain Sale.


STOCK OPTION AND SAR GRANTS, EXERCISES AND YEAR-END VALUES



     The following tables set forth information regarding grants of stock options and SARs to the named executive officers during 1995, exercise of stock options during 1995 by, and the value of options and SARs held at the end of 1995 by, the named executive officers. The stock options granted in 1995 and earlier relate to ordinary shares of BP. The SARs granted in 1995 and earlier relate to ADRs of BP. Each ADR is equal to twelve ordinary shares of BP.



                  OPTION/SAR GRANTS IN 1995 INDIVIDUAL GRANTS



                                       % OF TOTAL                                          POTENTIAL REALIZABLE
                                        OPTIONS/                                                 VALUE AT
                          NUMBER OF       SARS                                             ASSUMED ANNUAL RATES
                          SECURITIES   GRANTED TO                                             OF STOCK PRICES
                          UNDERLYING    EMPLOYEES                                            APPRECIATION FOR
                           OPTIONS/        IN       EXERCISE                                   (10 YEARS)(D)
                             SARS        FISCAL     OR BASE                        -------------------------------------
          NAME            GRANTED(A)     YEAR(B)    PRICE(C)    EXPIRATION DATE           5%                  10%
------------------------  ----------   -----------  --------   ------------------  -----------------   -----------------
W. Kelly (e)............   37,800/0        N/A       $ 6.46    February 28, 2005       $     153,567       $     389,173
K. O'Gorman (e).........   19,560/0        N/A         6.46    February 28, 2005              79,465             201,381
P. Viola (e)............   19,560/0        N/A         6.46    February 28, 2005              79,465             201,381
M. Roos (f).............    0/1,100        N/A        76.63    February 28, 2005              53,011             134,341
J. Pilecki..............        0/0        N/A          N/A    N/A                               N/A                 N/A


---------------

(a) Options and SARs become exercisable three years from the date of grant, provided that BP meets certain performance targets.

(b) The number of options and SARs granted to each of the named executive officers represents less than 1% of the total options and SARs granted to BP employees in 1995.

(c) Represents the closing price on the business day immediately preceding the date of grant. Options are exercisable in United Kingdom pounds sterling. The options were granted at an exercise price of 4.08 pounds sterling. The estimated exercise price in U.S. dollars was determined by using the exchange rate on grant date of 1.5838 U.S. dollars to one United Kingdom pound sterling. The actual exercise price in U.S. dollars may be different depending on the exchange rate at the time of exercise.


(d) The assumed rates of appreciation are not intended to represent either past or future appreciation rates with respect to the ordinary shares or the ADRs of BP. The rates are prescribed in the applicable Securities and Exchange Commission rules for use by all companies for the purpose of this table.


(e) This table does not include the March 6, 1996, grant of options to Messrs. Kelly, O'Gorman and Viola each in the amount of 16,000 BP ordinary shares exercisable in United Kingdom pounds sterling. Such options were granted at an exercise price of 5.41 pounds sterling. The estimated exercise price in U.S. dollars, $8.28, was determined by using the exchange rate on grant date of 1.5305 U.S. dollars to one United Kingdom pound sterling. The actual exercise price in U.S. dollars may be different depending on the exchange rate at the time of exercise. The potential realizable value of these options at assumed annual rates of stock price appreciation of 5% and 10% for the ten-year option term are $83,315 and $211,139, respectively. See footnote (d) above. These options terminate upon the consummation of the Recapitalization.


(f) This table does not include the March 6, 1996, grant of SARs to Mr. Roos in the amount of 900 ADRs of BP. The SARs were granted at an exercise price of $101.06. The potential realizable value of these SARs at assumed annual rates of stock price appreciation of 5% and 10% for the ten-year SAR term are $57,202 and $144,961, respectively. See footnote (d) above. These SARs terminate upon the consummation of the Recapitalization.


                  AGGREGATED OPTION/SAR EXERCISES IN 1995 AND


                     FISCAL YEAR END OPTION/SAR VALUES (A)


                                                                            VALUE OF UNEXERCISED
                                             NUMBER OF UNEXERCISED              IN-THE-MONEY
                                                OPTIONS/SARS AT               OPTIONS/SARS AT
                                               DECEMBER 31, 1995            DECEMBER 31, 1995(A)
                                          ---------------------------   ----------------------------
                  NAME                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------------------  -----------   -------------   -----------   --------------
W. Kelly................................       0/0      37,800/2,001     $     0/0    $76,901/81,044
K. O'Gorman.............................       0/0      19,560/1,800           0/0     39,793/68,700
P. Viola................................       0/0      19,560/1,701           0/0     39,793/64,790
M. Roos.................................     0/466           0/2,034      0/16,543          0/61,070
J. Pilecki..............................       0/0               0/0           N/A               N/A

---------------


(a) An option or SAR is "in the money" when the fair market value of the underlying ordinary shares or ADRs exceeds the exercise price of the option or SAR.



1996 UNIFRAX CORPORATION STOCK OPTION PLAN


     The Company expects to adopt a stock option plan (the "Option Plan") prior to the consummation of the Offering pursuant to which options relating to the common stock of the Company may be granted to any person who at the time of the grant, is an employee of the Company or a subsidiary of the Company. The Option Plan will be administered by the Compensation Committee. Subject to the express provisions of the Option Plan, the Committee will have broad discretion to make all determinations necessary or advisable for administering the Option Plan, including the terms and conditions upon which options may be granted or exercised.


RETIREMENT BENEFITS


     The Company is a participating employer in the BP America Retirement Accumulation Plan (the "Plan") for salaried employees, which was amended as of January 1, 1989, to provide monthly benefit credits based upon years of service as follows:

                                                                    PERCENT OF
                                                                     ELIGIBLE         PERCENT OF
                                                                   COMPENSATION        ELIGIBLE
                                                                       UP TO         COMPENSATION
                                                                   AND INCLUDING         ABOVE
                                                                    1/48 OF THE       1/48 OF THE
                                   YEARS OF SERVICE               SOCIAL SECURITY   SOCIAL SECURITY
                               (AT BEGINNING OF MONTHS)              WAGE BASE         WAGE BASE
                       -----------------------------------------  ---------------   ---------------
Tier I:..............  less than 10                                      3%                6%
Tier II:.............  10, less than 20, or attainment of age 40         4%                7%
Tier III:............  20, less than 35, or attainment of age 50         5%                9%
Tier IV:.............  35 or more, regardless of age                     6%                6%

     Eligible compensation includes base salary but does not include annual incentive awards paid currently or long-term incentive awards. Benefits for service through December 31, 1988, were based on the Plan formula then in effect, and were converted to opening balances under the Plan. Both opening balances and benefit credits receive regular interest credits at one-year Treasury Bill rates plus 1% (with a minimum of 5%) until the participant commences receiving benefit payments. In addition, the opening balance receives supplemental interest credits at one-half of the regular interest credit rate until the participant separates from service. For the year 1995, the regular interest rate was 6.25% and the supplemental interest rate was 3.125%.

     The Plan contains transitional provisions for employees who were at least age 50 at January 1, 1989. The transitional minimum benefit is a final average pay benefit for all service, specifically 1.6% of final average pay (based on final three years) times years of service up to 35 less 50% of the primary social security benefit reduced proportionately for years of service less than
35. Benefits vest after completion of five years of service.

     The Company is a participating employer in the BP America supplemental plans which will provide those benefits which are otherwise produced by application of the Plan formula, but which, under Section 415 or Section 401(a)(17) of the Internal Revenue Code, are not permitted to be paid through a qualified plan and its related trust. Such arrangements are specifically provided for under the law. The Company also has a supplemental plan which uses the Plan formula applied to annual incentive awards.

     The total projected annual benefits payable under the formula of the Plan at age 65, without regard to the Section 415 or 401(a)(17) limit and recognizing supplemental pensions as described above, are as follows for the named executive officers of the Company: Mr. Kelly $126,545, Mr. O'Gorman $43,787, Mr. Viola $91,800, Mr. Roos $59,638, and Mr. Pilecki $21,195. These projected benefits are based on an annuity conversion rate of 6.5%, future regular interest credits of 5.0%, and a 0.0% salary scale.

     Upon consummation of the Offering, the Company will cease to be a participating employer under the plans described above and employees will be treated as terminated participants in accordance with applicable plan provisions. The Company expects that its Board of Directors will consider the adoption of one or more retirement plans following the consummation of the Offering.

     The Company is a participating employer in the BP America Master Hourly Plan for Represented Employees ("Hourly Plan") with respect to its collectively-bargained employees. The Hourly Plan currently provides an accrued benefit to the eligible Hourly Plan participants of $23.00 per year of credit service, which amount is scheduled to increase to $24.00 per year of credited service for retiring and/or terminating plan participants after September 23, 1996.

     After the Closing, the Company will cease to be a participating employer under the Hourly Plan. The Company will establish a mirror plan with respect to this benefit program, to provide a continuation of benefits to the active collectively-bargained employees at the Closing Date. Assets related to the accrued liabilities of these active employees shall be transferred from the Hourly Plan trust to a trust established by the Company in relation to the mirror plan.


SAVINGS PLAN



     The Company is a participating employer in the Carborundum Capital Accumulation Plan (the "CAP") which covers substantially all employees, including executive officers, but excludes employees covered by the collective bargaining agreement. The CAP is designed to qualify under Section 401(a) of the Internal Revenue Code. Each participant has the option to defer taxation of a portion of his or her earnings by directing the Company to contribute a percentage of such earnings to the CAP. A participant may direct a minimum of 1% and a maximum of 16% of eligible earnings to the CAP, subject to certain limitations set forth in the Code. Under certain circumstances, the Internal Revenue Code will impose limits on the amount of earnings of a "highly compensated" participant (as defined in Section 414(q) of the Code). A participant's contributions become distributable upon the termination of his or her employment for any reason. The Company matches 50% of each dollar, up to 6% of base pay, of employee contributions to the CAP. Upon consummation of the Offering, the Company will cease to be a participating employer under the CAP and employees will be treated as terminated participants in accordance with applicable plan provisions. The Company expects to adopt a similar plan.


     The Tax Deferred Savings Plan for Hourly Employees of the Carborundum Company and related trust (401(k) Savings Plan) is applicable to the employees covered by the collective bargaining agreement and is designed to qualify under
Section 401(a) of the Internal Revenue Code. Each participant has the option to defer taxation of a portion of his or her earnings by directing the Company to contribute a percentage of such earnings to the Savings Plan. A participant may direct a minimum of 1% and a maximum of 16% of eligible earnings to the Savings Plan, subject to certain limitations under the Internal Revenue Code. A participant's contributions become distributable upon the termination of his or her employment for any reason. The Company does not match any employee contributions. The Company plans to continue this collectively-bargained Savings Plan.


THE BOARD AND CERTAIN BOARD COMMITTEES


     The Company's Board will supervise the management of the Company as provided by Delaware law. Shortly after consummation of the Offering, the Company's Board is expected to establish the following committees:


     The Executive Committee will possess all the powers and authority of the Company's Board in the management and direction of the business and affairs of the Company, except as limited by law.


     The Audit Committee will recommend to the Board the Company's independent auditors, review the annual audit reports of the Company, and review audit and any non-audit fees paid to the Company's independent auditors. The Audit Committee will report its findings and recommendations to the Board for ratification. At least a majority of the members of the Audit Committee will be independent directors.

     The Compensation Committee will be charged with responsibility for supervising the Company's executive compensation policies, administering the employee incentive plans, reviewing officers' salaries, approving significant changes in executive employee benefits, and recommending to the Board such other forms of remuneration as it deems appropriate. The Compensation Committee will be comprised entirely of independent directors.

                             PRINCIPAL STOCKHOLDERS

     Holding owns 100% of the issued and outstanding common stock of Investment Corp. Upon completion of the Recapitalization, Holding will own 90% of the issued and outstanding common stock of the Company, with the remaining 10% held by BPX. Upon consummation of the Recapitalization, the following persons will own the outstanding common stock of Holding as set forth below.


                                                                    NUMBER OF
                                                                     SHARES          PERCENT
                         BENEFICIAL OWNER                        OF COMMON STOCK     OF CLASS
    -----------------------------------------------------------  ---------------     --------
    Kirtland...................................................      247,000           91.5%
      2550 SOM Center Road
      Suite 105
      Willoughby Hills, Ohio 44094(a)
    William P. Kelly...........................................        5,000            1.9%
    Mark D. Roos...............................................        1,000              *
    Paul J. Viola..............................................        1,350              *
    Kevin J. O'Gorman..........................................        1,500              *
    John E. Pilecki............................................        1,150              *
    All directors and executive officers                                                   %
      of the Company as a group(b).............................       13,350            4.9

---------------


   *Less than 1%



(a) Kirtland Capital Corporation is the general partner of Kirtland and exercises voting control and investment discretion with respect to Kirtland's investment in Unifrax. John F. Turben, John G. Nestor and Raymond
    A. Lancaster are the directors of Kirtland Capital Corporation.



(b) Excludes shares held by Kirtland of which Messrs. Turben, Nestor and Lancaster may be deemed to be beneficial owners as a result of their control of Kirtland. Messrs. Turben, Nestor and Lancaster disclaim any such beneficial ownership.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH BP AND ITS SUBSIDIARIES

     Stockholders Agreement. At the Closing, Holding and BPX will enter into an agreement relating to their respective ownership of stock of the Company (the "Stockholders Agreement"). This agreement will: (i) in certain circumstances grant BPX preemptive rights and rights of first refusal with respect to issuances and sales, respectively, of stock of the Company; (ii) grant BP piggyback registration rights with respect to equity securities of the Company;
(iii) restrict in certain circumstances the ability of the Company to enter into certain dilutive or non-arm's-length transactions; and (iv) grant BP the right to participate in certain circumstances in sales by Holding of Holding's common stock of the Company.

     Recapitalization Agreement. Pursuant to the Recapitalization Agreement, BP America has agreed to indemnify the Company as set forth below.


          General Indemnity. The Recapitalization Agreement provides that, subject to certain limitations, BP America and certain of its affiliates (collectively, "Seller") shall jointly and severally indemnify the Company and Holding against, among other things, any and all claims, damages, losses, expenses, costs, penalties, liens, fines, assessments, obligations or liabilities of any kind, arising from all the discontinued operations of the Company or its subsidiaries. The discontinued operations include but are not limited to certain previously divested businesses, any other Carborundum business not part of the Division or its foreign subsidiaries, and the Sanborn New York real estate being transferred from the Company to a BP subsidiary prior to Closing. See "-- Sanborn Lease". Seller also has agreed to indemnify the Company and Holding for any breach of a representation or warranty set forth in the Recapitalization Agreement.


          Health and Safety Indemnity. Pursuant to the Recapitalization Agreement, Seller has agreed to indemnify the Company and Holding against liabilities for personal injury and wrongful death attributable to exposure prior to the Closing to refractory ceramic fibers manufactured by the Company. Seller has agreed to indemnify the Company and Holding against all liabilities arising from exposure claims pending at the time of the Closing. For all other claims arising from alleged exposure occurring solely prior to Closing, Seller has agreed to indemnify the Company and Holding against 80% of all losses, until the total loss which the Company incurs reaches $3.0 million, after which time Seller has agreed to indemnify the Company and Holding against 100% of such losses. Seller has agreed to indemnify the Company and Holding against all punitive damages attributable to the conduct of the Company prior to Closing. Where losses arise from alleged exposure both before and after Closing, the losses will be allocated between Seller and the Company, pro rata, based on the length of exposure or pursuant to arbitration if initiated by the Company.

          The Company cannot avail itself of this indemnity for losses attributable to the Company's failure to maintain a Product Stewardship Program consistent with the program maintained by the Company prior to Closing, as modified in a commercially reasonable manner in accordance with changing regulatory, scientific and technical factors. BP shall not indemnify the Company with respect to any liabilities for wrongful death or personal injury to the extent caused by the failure of the Company to maintain a Product Stewardship Program consistent with that maintained by the Company prior to the Closing.

          Environmental Indemnity. Pursuant to the Recapitalization Agreement, and subject to certain limitations, Seller has agreed to indemnify the Company and Holding against environmental liabilities arising from pre-closing conditions. The Recapitalization Agreement also provides that Seller shall indemnify the Company and Holding against off-site liabilities caused by the transport, storage or disposal of hazardous substances as well as for the remedial obligations at the Sanborn, New York site.

     Non-compete Agreement. At the Closing, BP shall enter into the Non-compete Agreement with Holding providing that for a period of five years from the Closing, BP and its affiliates will not, anywhere in the world, own, advise, consult, manage, operate, join, control, be associated with or participate in the ownership, management, operation or control of any business that competes with the Company or its subsidiaries. Holding shall pay BP $10 million for the Non-compete Agreement.

     Sanborn Lease. Prior to the Closing, the Company will transfer the real property located at 2050 Cory Drive, Sanborn, New York 14132 (the "Sanborn Property"), to a subsidiary of BP America known as Elm Holdings, Inc. ("Elm Holdings"). Elm Holdings will lease the land comprising the Sanborn Property to the Company in accordance with the terms and conditions of a 20 year lease (the "Lease"). The building and all improvements and fixtures will be owned by the Company . The Lease provides that the Company will be responsible for taxes, utilities and insurance. The Company has an option to purchase the property for $1.00 at any time during the 20-year lease term. The Company will utilize this facility pursuant to a lease, rather than fee ownership, in order to preserve maximum flexibility for possible consolidation of operations in the future.

RELATIONSHIP WITH SEPR

     As part of the Saint-Gobain Sale, the Company entered into a series of agreements with SEPR which are summarized below (collectively, the "SEPR Agreements").


     Covenant Not to Compete. Pursuant to a covenant not to compete, the Company is prohibited from manufacturing, selling or distributing products (with the exception of XPE(TM) for automotive catalytic converters) outside the North American market or owning an interest in or having an involvement with any manufacturer or distributor of ceramic fibers outside that territory until March 1, 2001. SEPR is prohibited from manufacturing, selling and distributing products in North America which are manufactured using technology licensed by the Company to SEPR.


     License Agreement. Pursuant to a License Agreement, SEPR received from the Company a royalty-free license (the "License") to manufacture and sell outside the North American market the ceramic fiber products, and their improvements and replacements, which were manufactured by the Company in Australia, Brazil, Germany, and the United Kingdom prior to the Saint-Gobain Sale. The Company is precluded from granting any further license of this technology outside the North American market for 20 years except to an affiliate. Until March 1, 2001, SEPR is obligated to pay the Company an annual technical fee, and the Company must provide specific technical services, and product improvements and replacements, and must maintain all of its patents outside of the North American market.


     Product Distribution Agreement. Pursuant to the Product Distribution Agreement, SEPR has been appointed as the Company's exclusive distributor outside the North American market, for a five-year term, for the Company's product lines which are not covered by the License, except for XPE(TM). These include (i) products manufactured only in the North American market and sold outside the North American market prior to the Saint-Gobain Sale ("Group I Products"); and (ii) if SEPR is unable, with its equivalent products, to fulfill a request from a customer outside of the North American market, (y) products manufactured only in the North American market and not sold outside the North American market prior to the Saint-Gobain Sale or (z) products developed by the Company after the Saint-Gobain Sale ("Group II Products").


     For Group I Products, minimum purchase quantities and distributor discounts are to be agreed upon annually on a product-by-product basis by the Company and SEPR. Failure to agree on sales quantities or discounts or failure by SEPR to purchase the minimum quantities may lead to termination of the Product Distribution Agreement on a product-by-product basis twelve months thereafter. For Group II Products, SEPR receives a fixed discount from the prevailing North American market price.

     Distribution Product License Agreement. Pursuant to the Distribution Product License Agreement, SEPR must distribute such products on the Company's behalf. SEPR is not entitled to a license to manufacture any of the Group II Products. SEPR will be granted a royalty-bearing manufacturing license on any Group I Products which are terminated from the Product Distribution Agreement. SEPR also has the right to cancel the Product Distribution Agreement upon 12 months' notice on a product-by-product basis for Group I Products by taking out a license. Any license of Group I Products will grant rights to the then-current patents and technology but will not include any rights to license improvements developed by the Company after the product has been terminated from the Product Distribution Agreement. Any license for Group I Products will require SEPR to pay a royalty on a declining scale until March 1, 2006, after which the license becomes royalty-free. The Company is obligated to supply technical services, to be charged at a per diem rate, until February 29, 2002.

     Conversion Agreement. Pursuant to the Conversion Agreement, SEPR has an obligation to die-cut rolls of XPE(TM) for the Company in connection with the Company's sales to customers within Europe and South America and has been granted a right of first refusal to provide this service to the company in other countries outside the North American market. These rights and obligations will continue until the earlier of a cancellation of this arrangement by SEPR or the expiration of certain patents covering XPE(TM).



     XPE(TM) License Agreement. Pursuant to the XPE(TM) License Agreement, SEPR may cancel the Conversion Agreement upon six months notice and take up to a 20 year royalty-free license to manufacture XPE(TM). The Company may continue to sell XPE(TM) outside of the North American market during the term of such license. In such event, the Company will be precluded from granting any further license of this technology outside of the North American market for 20 years except to an affiliate. The Company is obligated to supply, at a per diem rate, technical services for a period of three years from the date of grant of the license. The technology to be transferred will be that current at the date of grant of the license but with no rights to improvements thereafter.



     Trademark License and Consent Agreement. Under the terms of the Saint-Gobain Sale, the name "Carborundum" and the Carborundum logo became the property of SEPR, with the Company having the right to continue to use the name and logo until March 1, 1997 while exhausting the existing inventory of literature and packaging material. The ownership of product trademarks such as Fiberfrax(R) ceramic fiber, remains with the Company. Until March 1, 2001, SEPR has the right to use the Company's product trademarks royalty-free outside of the North American market for products manufactured under the License Agreement. After March 1, 2001, SEPR will have no further right in such product trademarks and sole use thereof will revert to the Company.


RELATIONSHIP WITH KIRTLAND AND HOLDING


     Kirtland Advisory Services Agreement. At the Closing, the Company will pay Kirtland a financing fee of $500,000 and reimburse Kirtland for its out-of-pocket expenses as compensation for its services as financial advisor. Also at the Closing, Kirtland and the Company will enter into an Advisory Services Agreement (the "Advisory Services Agreement") pursuant to which Kirtland will provide management consulting and financial advisory services to the Company for an annual fee initially in the amount of $300,000, which amount may be increased up to $500,000 with the approval of the members of the Board of Directors of the Company who do not have a direct financial interest in any person receiving payments under the Advisory Services Agreement. In addition, if the Company completes an acquisition, Kirtland will be entitled to receive a fee in an amount which will approximate 1% of the gross purchase price of the acquisition (including assumed debt). The Advisory Services Agreement will include customary indemnification provisions in favor of Kirtland.



     Tax Sharing Agreement. Holding will file a consolidated federal income tax return, under which the federal income tax liability of Holding and its subsidiaries will be determined on a consolidated basis. Holding will enter into a tax sharing agreement with the Company (the "Tax Sharing Agreement"). The Tax Sharing Agreement is expected to provide that in any year in which the Company is included in any consolidated tax return of Holding and has taxable income, the Company will pay to Holding (except with respect to tax benefits resulting from the Non-compete Agreement between BP and Holding) the amount of the tax liability that the Company would have had on such date if it had been filing a separate return. Conversely, if the Company generates losses or credits which actually reduce the consolidated tax liability of Holding and its other subsidiaries, if any, Holding will credit to the Company the amount of such reduction in the consolidated tax liability. In the event any state and local income taxes are determinable on a combined or consolidated basis, the Tax Sharing Agreement provides for a similar allocation between Holding and the Company of such state and local taxes.


     The Company believes that the terms of the agreements and transactions described above are fair to the Company and that no more favorable terms could be obtained from unaffiliated third parties.

             DESCRIPTION OF CREDIT AGREEMENT AND OTHER INDEBTEDNESS


CREDIT AGREEMENT


     Concurrently with the consummation of the Offering, the Company will execute and deliver a $45.0 million term loan and revolving credit agreement (the "Credit Agreement") and borrow thereunder approximately $25.0 million. The proceeds from the sale of the Notes and the borrowings under the Credit Agreement will be used to fund the Recapitalization and to pay financing fees associated with the issuance of the Notes.

     The balance of available borrowings under the Credit Agreement will be available for general corporate purposes, including working capital and other requirements of the Company. The revolving credit loans and the term loan are anticipated to bear interest at a rate based upon the lender's prime rate or a LIBOR-based rate. It is expected that the Company will also pay a commitment fee upon the closing of the Credit Agreement, and an annual fee based in part upon the amount of the average unused commitments. It is expected that the Credit Agreement will terminate on the fifth anniversary of the date of the consummation of the Offering, unless terminated sooner upon an event of default (to be defined in the Credit Agreement), and outstanding revolving credit loans and the term loan will be payable on such date or such earlier date as may be accelerated following the occurrence of any event of default.


     The Credit Agreement contains various covenants, including financial covenants that require the Company to maintain minimum levels of net worth, interest coverage and debt coverage ratios and capital expenditures. The other covenants contained in the Credit Agreement include the obligation on the part of the Company and its subsidiaries to limit mergers, liquidations, consolidations and the sale and purchase of property; to limit dividends and payments in respect of capital stock and indebtedness; to limit the incurrence of indebtedness and the granting of liens and providing guarantees and making investments and creating subsidiaries; to limit entering into future agreements and transactions with related parties and making amendments to certain documents (including the Indenture and the Notes).



     The Events of Default contained in the Credit Agreement include the failure to pay amounts due thereunder and the failure to perform or observe other covenants set forth in the Credit Agreement and Agreements relating thereto; the failure to make payments due under other indebtedness and the occurrence of any default thereunder (including the Notes); insolvency, bankruptcy reorganization or other similar proceedings of the Company and any of its subsidiaries; the occurrence or existence of certain events relating to employee benefits matters; if any representation or warranty of the Company or any of its subsidiaries in the Credit Agreement or any agreement relating thereto or any documents delivered in connection therewith is untrue or misleading in any material respect when made or deemed made; if a judgment or decree is entered against the Company or any subsidiary thereof, subject to certain limitations; if the Credit Agreement or any agreement relating thereto ceases to be valid or enforceable or the obligations thereunder are terminated; if the Company or any subsidiary thereof is enjoined or restrained from conducting all or a material part of its business for ten (10) or more days; if payments are made under the BP Note when the funds available to the Company are below a certain minimum level; if there occurs a material adverse change in the Company or in the collateral securing the indebtedness under the Credit Agreement or in the ability of the Company to perform its obligations thereunder; or if there occurs a change of control of the Company or Holding.


     Indebtedness under the Credit Agreement will rank pari passu with the Notes and will be secured by a lien on all of the Company's real and personal property, accounts receivable, inventory, general intangibles, trademarks and licenses and the proceeds thereof. The Credit Agreement will contain various events of default customary for transactions of this type.


THE BP NOTE


     At the Closing, the Company will issue to BPX the BP Note in the principal amount of $7.0 million. The note shall bear interest at the prime rate of interest charged by a bank to be specified at Closing. Interest on the BP Note is due on the first, second and third anniversaries of the date of the BP Note. The principal of the BP Note is due on the third anniversary of the BP Note. The BP Note is subordinate to the Notes and to the indebtedness under Credit Agreement.

                              DESCRIPTION OF NOTES


     The Notes will be issued under an indenture (the "Indenture") to be dated
as of             , 1996 by and among the Company and PNC Bank, National
Association, as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture (a copy of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part), including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."



     The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company.



     The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any paying agent and registrar without notice to holders of the Notes (the "Holders"). The Company will pay, when due, principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, when due, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered addresses of the Holders.



PRINCIPAL, MATURITY AND INTEREST



     The Notes are limited in aggregate principal amount to $100,000,000 and
will mature on             , 2003. Interest on the Notes will accrue at the rate
of     % per annum and will be payable semi-annually in cash on each
and                , commencing on             , 1997, to the Persons who are
registered Holders at the close of business on the           and           ,
respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.


     The Notes will not be entitled to the benefit of any mandatory sinking fund.


REDEMPTION



     Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after
            , 2000, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on of the years set forth below, plus, in each case, accrued interest to the date of redemption:


                  YEAR                    PERCENTAGE
----------------------------------------  ----------
2000....................................           %
2001....................................           %
2002 and thereafter.....................    100.000%


     Optional Redemption Upon Public Equity Offerings. At any time, or from time to time, on or prior to, 1999, the Company may, at its option, redeem up to $30,000,000 in aggregate principal amount with the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem the Notes at a
redemption price equal to   % of the principal amount thereof plus accrued
interest to the date of redemption; provided that after giving effect to any such redemption the aggregate principal amount of Notes outstanding must equal at least $70,000,000. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 60 days after the consummation of any such Public Equity Offering.

     As used in the preceding paragraph, a "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of Holdings or the Company pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act; provided that, in the event of a Public Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price plus accrued interest to the redemption date of the Notes to be redeemed pursuant to the preceding paragraph.



SELECTION AND NOTICE OF REDEMPTION



     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of the Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.



CHANGE OF CONTROL



     The Indenture will provide that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon to the date of purchase.



     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). A Change of Control Offer shall remain open for a period of 20 business days or such longer period as may be required by law. Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent for the Notes at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.


     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the Company's obligation to make a Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.


CERTAIN COVENANTS


     The Indenture will contain, among others, the following covenants:


     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Subsidiary may incur Acquired Indebtedness, in each case, if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof (including a pro forma application of the net proceeds of such Indebtedness), the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (a) 2.00 to 1.0, if the date of such incurrence is
on or prior to             , 1999, or (b) 2.25 to 1.0, if the date of such
incurrence is after             , 1999.


     Indebtedness of a Person which is secured by a Lien on an asset acquired by the Company or a Subsidiary of the Company (whether or not such Indebtedness is assumed by the acquiring Person) shall be deemed incurred at the time of the Asset Acquisition.

     The Company will not incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes pursuant to subordination provisions that are substantively identical to the subordination provisions of such Indebtedness (or such agreement) that are most favorable to the holders of any other Indebtedness of the Company.


     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or Holdings or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than a Permitted Investment) (each of the foregoing actions set forth in clauses (a), (b) (c) and (d) being referred to as a

"Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "-- Limitation on Incurrence of Additional Indebtedness" or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock.



     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph shall not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) the acquisition of any shares of Capital Stock of the Company, either (A) solely in exchange for shares of Qualified Capital Stock of the Company or (B) if no Default or Event of Default shall have occurred and be continuing, through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes, either (A) solely in exchange for shares of Qualified Capital Stock of the Company, or (B) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (I) shares of Qualified Capital Stock of the Company or (II) Refinancing Indebtedness; (4) the making of payments by the Company to Holdings pursuant to and in accordance with the Tax Sharing Agreement; (5) the making of payments by the Company to Holdings to pay operating expenses, not to exceed $500,000 in any fiscal year; (6) payments by the Company to redeem or repurchase or to enable Holding to redeem or repurchase Capital Stock of Holding or the Company, as the case may be, or Equity Interests issued to or on behalf of directors, officers and employees of the Company or any of its Subsidiaries pursuant to Company policy with respect to employees of the Company or its Subsidiaries who have died or become disabled or whose employment has been terminated or pursuant to the terms of employment contracts, other agreements or employee benefit plans of Holding, the Company or any of its Subsidiaries not to exceed $300,000 in any fiscal year; provided, however, that if such amount is not used in its entirety within such fiscal year, the unutilized amount may be utilized solely in the next succeeding fiscal year; and (7) payments for the redemption, repurchase or other acquisition of shares of Capital Stock of the Company in satisfaction of indemnification or similar claims arising under any merger, consolidation, asset purchase or investment or similar acquisition agreement, permitted under the Indenture, pursuant to which such shares of Capital Stock were issued. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1),
(2)(B), (6) and (7) shall be included in such calculation.


     Not later than the date of making any Restricted Payment (as defined in the first paragraph of this covenant), the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.


     Limitation on Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (a) the Company or the applicable Subsidiary of the Company, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (b) at least 90% of the consideration received by the Company or the Subsidiary of the Company, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; and (c) upon the consummation of an Asset Sale, the Company shall apply, or cause such Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 270 days of receipt thereof either (i) to the extent the properties or assets that were the subject to such Asset Sale constitute collateral under the Credit Agreement, to prepay any Indebtedness under the Credit Agreement and effect a permanent reduction in the availability under the Credit Agreement, (ii) to make an investment in properties or assets that replace the properties or assets that were the subject of such Asset Sale or in properties or assets that will be used in the business of the Company and its Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"), or
(iii) a combination of prepayment and investment permitted by the foregoing clauses (c)(i) and (c)(ii). On the 271st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses
(c)(i), (c)(ii) and (c)(iii) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (c)(i), (c)(ii) and (c)(iii) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Subsidiary, as the case may be, to make an offer to purchase (a "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that principal amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase; provided, however,that if at any time any non-cash consideration received by the Company or any Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5,000,000 resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5,000,000, shall be applied as required pursuant to this paragraph).



     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.



     Notwithstanding the two immediately preceding paragraphs, the Company and its Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (a) at least 90% of the consideration for such Asset Sale constitutes Replacement Assets and (b) such Asset Sale is for fair market value; provided that any consideration not constituting Replacement Assets received by the Company or any of its Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two immediately preceding paragraphs.



     Notice of each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes with an aggregate principal amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on principal amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.



     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (i) applicable law; (ii) the Indenture; (iii) the Credit Agreement; (iv) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of the Company;
(v) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (vi) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (vii) Purchase Money Indebtedness for property or assets acquired that impose restrictions only on the property or assets so acquired; or (vii) an agreement governing Refinancing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (ii), (iii), (v), (vi) or (vii) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are no less favorable to the Holders in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the applicable agreement referred to in such clause (ii), (iii), (v), (vi) or (vii).



     Limitation on Preferred Stock of Subsidiaries. The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or to a Subsidiary of the Company) or permit any Person (other than the Company or a Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company.



     Limitation on Liens. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (a) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (b) in all other cases, the Notes are equally and ratably secured, except for (i) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (ii) Liens securing the Notes; (iii) Liens of the Company or a Subsidiary of the Company on assets of any Subsidiary; (iv) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (x) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (y) do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so Refinanced; and (v) Permitted Liens.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and its Subsidiaries), whether as an entirety or substantially as an entirety to any Person unless: (a) either (i) the Company shall be the surviving or continuing corporation or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and its Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed;
(b) immediately after giving effect to such transaction and the assumption contemplated by clause (a)(ii)(y) above (including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (i) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and
(ii) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness"; (c) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (a)(ii)(y) above (including, without limitation, giving effect to any Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (d) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.


     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     Upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such and the Company shall be discharged from its obligations under the Indenture and the Notes.


     Limitations on Transactions With Affiliates. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of their respective Affiliates (each an "Affiliate Transaction"), other than (i) Affiliate Transactions permitted under paragraph (b) of this covenant and (ii) Affiliate Transactions on terms that are no less favorable to the Company or the applicable Subsidiary of the Company than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1,000,000 shall be approved by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5,000,000, the Company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary of the Company, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company's Board of Directors;
(ii) transactions exclusively between or among the Company and any of its Subsidiaries or exclusively between or among such Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) Restricted Payments permitted by the Indenture; (iv) payments made pursuant to the Advisory Services Agreement; (v) payments made pursuant to and in accordance with the BP Note and (vi) any agreement as in effect on the Issue Date.


     Conduct of Business. The Company and its Subsidiaries will not engage in any businesses which are not the same, similar or related to the businesses in which the Company and its Subsidiaries are engaged on the Issue Date.



     Future Subsidiary Guarantors. The Indenture will provide that the Company shall cause each Subsidiary of the Company which, after the date of the Indenture, becomes a guarantor under the Credit Agreement to execute and deliver an indenture supplemental to the Indenture and thereby become a Guarantor which shall be bound by the Guarantee of the Notes in the form set forth in the Indenture (without such Guarantor being required to execute and deliver a Guarantee endorsed on the Notes).



     Reports to Holders. The Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of ss. 314(a) of the TIA.


EVENTS OF DEFAULT


     The following events will be defined in the Indenture as "Events of Default":


          (a) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

          (b) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (c) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets," which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (d) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Subsidiary of the Company (or the payment of which is guaranteed by the Company or any Subsidiary of the Company), whether such Indebtedness now exists or is created after the Issue Date, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "payment default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $5,000,000;

          (e) one or more judgments in an aggregate amount in excess of $3,000,000 (which are not covered by (i) insurance as to which the insurer has not disclaimed coverage or (ii) indemnification under the Recapitalization Agreement as to which BP has not disputed entitlement) shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (f) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.


     If an Event of Default (other than an Event of Default specified in clause
(f) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration," and the same shall become immediately due and payable. If an Event of Default specified in clause (f) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.


     The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (a) if the rescission would not conflict with any judgment or decree, (b) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (d) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (e) in the event of the cure or waiver of an Event of Default of the type described in clause (f) of the description of Events of Default above, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE



     The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, and satisfied all of its obligations with respect to the Notes, except for (a) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (c) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (d) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default with respect to the Notes.


     In order to exercise either Legal Defeasance or Covenant Defeasance, (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, non-callable United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (f) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (g) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, reasonably satisfactory to the Trustee, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; (h) the Company shall have delivered to the Trustee an opinion of counsel, reasonably satisfactory to the Trustee, to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (i) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE


     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (b) the Company has paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.


MODIFICATION OF THE INDENTURE

     From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (a) reduce the amount of Notes whose Holders must consent to an amendment; (b) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (c) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;
(d) make any Notes payable in money other than that stated in the Notes; (e) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (f) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; or (g) modify or change any provision of the Indenture or the related definitions affecting ranking of the Notes in a manner which adversely affects the Holders.

GOVERNING LAW

     The Indenture will provide that the Indenture and the Notes will be governed by and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company or a Guarantor, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.


CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms to be used in the Indenture. Reference is made to the form of Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person merges or consolidates with the Company or any of its Subsidiaries or assumed by the Company or a Subsidiary of the Company in connection with the acquisition of assets from such Person and in each case not incurred in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation.

     "Advisory Services Agreement" means the advisory services agreement by and between the Company and Kirtland Capital Corporation, as such Management Agreement may be amended.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.


     "Affiliate Transaction" has the meaning set forth under "-- Certain Covenants -- Limitations on Transactions with Affiliates."


     "Asset Acquisition" means (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall be merged with or into the Company or any Subsidiary of the Company, or
(b) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.


     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Subsidiary of the Company of (a) any Capital Stock of any Subsidiary of the Company; or (b) any other property or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Subsidiaries receive aggregate consideration of less than $500,000 and (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "-- Certain
Covenants -- Merger, Consolidation and Sale of Assets."


     "Board of Directors" means, as to any Person, the board of directors or other equivalent governing body of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.


     "BP" means the British Petroleum Company plc, and any of its Subsidiaries.

     "BP Note" means the promissory note of the Company dated as of
               , 1996 in favor of BP Exploration (Alaska) Inc., a Delaware corporation, in the original principal amount of $7,000,000.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (a) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (b) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (c) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (d) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (e) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (d) above; and (f) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (a) through (e) of this definition.


     "Change of Control" means the occurrence of one or more of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or Holdings to any Person or group of related Persons for purposes of
Section 13(d) of the Exchange Act (a "Group") (whether or not otherwise in compliance with the provisions of the Indenture) other than Permitted Holder(s);
(b) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (c) any Person or Group (other than the Permitted Holders(s)) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company or Holdings; or (d) the replacement of a majority of the Board of Directors of the Company or Holdings over a two-year period from the directors who constituted the Board of Directors of the Company or Holdings, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company or Holdings, as the case may be, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.



     "Change of Control Offer" has the meaning set forth under "-- Change of Control."


     "Change of Control Payment Date" has the meaning set forth under "-- Change of Control."

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Commission" means the Securities and Exchange Commission.

     "Company" means the Unifrax Investment Corp., a Delaware corporation.

     "Consolidated EBITDA" means, for any period, the sum (without duplication) of (a) Consolidated Net Income and (b) to the extent Consolidated Net Income has been reduced thereby, (i) all income taxes of the Company and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business),
(ii) Consolidated Interest Expense, (iii) Consolidated Non-cash Charges, and
(iv) expenses associated with voluntary health studies undertaken by the Company to develop new types of industrial fibers with physical and chemical properties to help reduce the potential risks associated with ceramic fiber not to exceed $1,250,000 in any consecutive 12-month period, less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP.


     "Consolidated Fixed Charge Coverage Ratio" means, with respect to the Company, the ratio of Consolidated EBITDA of the Company during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis, in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended, for the period of such calculation to (a) the incurrence or repayment of any Indebtedness of the Company or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (b) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of its Subsidiaries incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or such Subsidiary, as the case may be, had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (iii) notwithstanding clause (i) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.



     "Consolidated Fixed Charges" means, with respect to the Company for any period, the sum, without duplication, of (a) Consolidated Interest Expense (including any premium or penalty paid in connection with redeeming or retiring Indebtedness of the Company and its Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness), plus (b) the product of (i) the amount of all dividend payments on any series of Preferred Stock of the Company (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of the Company, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to the Company for any period, the sum of, without duplication: (a) the aggregate of the interest expense of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (i) any amortization of original issue discount, (ii) the net costs under Interest Swap Obligations, (iii) all capitalized interest and (iv) the interest portion of any deferred payment obligation; and (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.


     "Consolidated Net Income" means, with respect to the Company for any period, the aggregate net income (or loss) of the Company and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it is merged or consolidated with the Company or any Subsidiary of the Company, (d) the net income (but not loss) of any Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by such Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or to a Subsidiary of the Company by such Person, (f) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (g) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, any net income (or loss) of the successor corporation prior to such consolidation, merger or transfer of assets.


     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Consolidated Non-Cash Charges" means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and its Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).


     "Covenant Defeasance" has the meaning set forth under "-- Legal Defeasance and Covenant Defeasance."



     "Credit Agreement" means the Credit Agreement dated as of, 1996, between the Company and , together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness") or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.


     "Currency Agreement" means any foreign exchange contract, currency swap agreement or similar agreement or arrangement designed to protect the Company or any Subsidiary of the Company against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

     "Equity Interests" means warrants, options or other stock purchase rights to acquire the Capital Stock of the Company or Holdings, as the case may be (but excluding any debt security which is convertible into or exchangeable for, Common Stock of the Company or Holdings, as the case may be).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Company delivered to the Trustee.


     "Foreign Subsidiaries" means XPE Vertriebs GmbH, a German corporation and NAF Brasil Ltda., a Brazilian corporation.


     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

     "Guarantee" means a guarantee, direct or indirect, in any manner of all or any part of any Indebtedness.

     "Guarantor" means any Subsidiary of the Company that guarantees the Company's obligations under the Indenture and the Notes after the Issue Date.

     "Holding" means Unifrax Holding Co., a Delaware corporation.

     "Incur" has the meaning set forth under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness."


     "Indebtedness" means with respect to any Person, without duplication, (a) all Obligations of such Person for borrowed money, (b) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all Capitalized Lease Obligations of such Person, (d) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), (e) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (f) Guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (a) through (e) above and clause
(h) below, (g) all Obligations of any other Person of the type referred to in clauses (a) through (f) above which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (h) all Obligations under currency agreements and interest swap agreements of such Person and (i) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Company.

     "Independent Financial Advisor" means a firm (a) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect material financial interest in the Company and (b) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Subsidiary, as the case may be, or of the industry. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any Subsidiary of the Company such that, after giving effect to any such sale or disposition, it ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of such Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.


     "Legal Defeasance" has the meaning set forth under "-- Legal Defeasance and Covenant Defeasance."


     "Lien" means with respect to any property or assets of any person, any lien, mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof (but excluding operating leases as defined by GAAP) and any agreement having substantially the same economic effect as any of the foregoing).


     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale (d) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and (e) with respect to any proceeds received by any Subsidiary of the Company, any dividend or distribution payable to holders of minority interests in such Subsidiary from the proceeds of such Asset Sale.


     "Net Proceeds Offer" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

     "Net proceeds Offer Amount" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

     "Net Proceeds Offer Payment Date" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

     "Net Proceeds Offer Trigger Date" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holders" means Kirtland Capital Partners II LP and Kirtland Capital Corporation, an Ohio corporation and their Affiliates and any shareholder or partner thereof.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (a) Indebtedness under the Notes and the Indenture;

          (b) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed (A) $25,000,000 with respect to the Indebtedness under the term loan facility as reduced by the aggregate principal amount permanently repaid with the proceeds of Asset Sales and (B) the greater of $20,000,000 or the amount available for borrowings with respect to Indebtedness under the revolving credit facility pursuant to the borrowing base of the Credit Agreement as reduced by the aggregate principal amount permanently repaid with the proceeds of Asset Sales less the amount of Indebtedness then outstanding pursuant to clause (o) hereof;

          (c) Indebtedness outstanding on the Issue Date;


          (d) Interest Swap Obligations of the Company or a Guarantor covering Indebtedness of the Company or any of its Subsidiaries and Interest Swap Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness permitted under the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;



          (e) Indebtedness of a Subsidiary of the Company to the Company or to another Subsidiary of the Company for so long as such Indebtedness is held by the Company or such Subsidiary, in each case subject to no Lien held by a Person other than the Company or a Subsidiary of the Company; provided that if as of any date any Person other than the Company or such Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (e) by the issuer of such Indebtedness;



          (f) Indebtedness of the Company to a Subsidiary of the Company for so long as such Indebtedness is held by such Subsidiary, in each case subject to no Lien; provided that (i) any Indebtedness of the Company to any Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (ii) if as of any date any Person other than a Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (f) by the Company;



          (g) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

          (h) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (i) Refinancing Indebtedness;


          (j) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;


          (k) Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount not to exceed $2,000,000 at any one time outstanding;

          (l) additional Indebtedness of the Company in an aggregate principal amount not to exceed $5,000,000 at any one time outstanding;

          (m) Indebtedness arising from guarantees of loans and advances by third parties to employees and officers of the Company or its Subsidiaries in the ordinary course of business for bona fide business purposes, provided that the aggregate amount of such guarantees when added to the amount then outstanding pursuant to clause (d) of the definition of "Permitted Investments" does not exceed $250,000;


          (n) Indebtedness arising from the repurchase of Common Stock or Equity Interests if otherwise permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" above;


          (o) Indebtedness incurred by a Foreign Subsidiary in the ordinary course of business in the aggregate not to exceed $5,000,000 at any one time outstanding; and

          (p) Guarantees incurred pursuant to the Credit Agreement or clause (o) above.


     "Permitted Investments" means (a) Investments by the Company or any Subsidiary of the Company in any Person that is or will be immediately after such Investment a Wholly Owned Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Subsidiary of the Company, (b) Investments in the Company by any Subsidiary of the Company; provided that any Indebtedness evidencing any such Investment held by a Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (c) investments in cash and Cash Equivalents; (d) loans and advances to employees and officers of the Company or any of the Subsidiaries of the Company in the ordinary course of business for bona fide business purposes provided that the aggregate amount of such loans and advances when added to the amount outstanding pursuant to clause (l) of the definition of "Permitted Indebtedness" does exceed $250,000 at any one time outstanding; (e) Interest Swap Obligations and Currency Agreements entered into in the ordinary course of the Company's or its Subsidiaries' businesses and otherwise in compliance with the Indenture; (f) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; (g) Investments made by the Company or its Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under "-- Certain Covenants -- Limitation on Asset Sales" covenant and (h) Investments by the Company or any Subsidiary of the Company in Persons other than Wholly Owned Subsidiaries not to exceed $2,000,000 at any one time outstanding.


     "Permitted Liens" means the following types of Liens:

          (a) Liens for taxes, assessments or governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or a Subsidiary of the Company, as the case may be, shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (d) judgment Liens not giving rise to an Event of Default;

          (e) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;


          (f) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;



          (g) Liens securing Purchase Money Indebtedness of the Company or any Subsidiary of the Company; provided, however, that (i) the Purchase Money Indebtedness shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired and (ii) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;


          (h) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (i) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off;

          (j) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (k) Liens securing Indebtedness incurred under the Credit Agreement or pursuant to clause (l) or (o) of the definition of Permitted Indebtedness; and


          (l) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness"; provided that (i) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and (ii) such Liens do not extend to or cover any property or assets of the Company or of any of its Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company.


     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Public Equity Offering" has the meaning set forth under "-- Redemption -- Optional Redemption upon Public Equity Offerings."

     "Purchase Money Indebtedness" means Indebtedness of the Company and its Subsidiaries incurred in connection with the purchase of property or assets for the business of the Company and its Subsidiaries and any Refinancing thereof.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.


     "Recapitalization Agreement" means the recapitalization agreement effective as of June 9, 1996 among the Company, Holding, Investment Corp. and BP.


     "Reference Date" has the meaning set forth under "-- Certain
Covenants -- Limitation on Restricted Payments."

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.


     "Refinancing Indebtedness" means any Refinancing by the Company or any Subsidiary of the Company of Indebtedness incurred in accordance with the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (b), (d), (e),
(f), (g), (h), (j), (k), (l) or (o) of the definition of Permitted Indebtedness), in each case that does not (i) result in an increase in the aggregate principal amount of Indebtedness of the Company as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company and its Subsidiaries in connection with such Refinancing) or (ii) create Indebtedness with (x) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (y) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (1) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (2) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.


     "Replacement Assets" has the meaning set forth under "-- Certain Covenants -- Limitation on Asset Sales."

     "Restricted Payment" has the meaning set forth under "-- Certain Covenants -- Limitation on Restricted Payments."


     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any Subsidiary of the Company at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.


     "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(v) of Regulation S-X under the Securities Act.

     "Subsidiary," with respect to any Person, means (a) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (b) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.


     "Surviving Entity" has the meaning set forth under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets."

     "Tax Sharing Agreement" means the agreement between the Company and Holdings as such Tax Sharing Agreement is in effect on the Issue Date and as the same may be amended pursuant to any amendment, alteration, modification or waiver thereto that is not materially adverse to the interests of the Company or the Holders.

     "Weighted Average life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign subsidiary, directors' qualifying shares or are immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.


                                  UNDERWRITING



     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among Investment Corp. and BT Securities Corporation and NationsBanc Capital Markets, Inc. (together, the "Underwriters"), the Underwriters have severally agreed to purchase from Investment Corp., and Investment Corp. has agreed to sell to the Underwriters severally, the entire principal amount of the Notes offered hereby.


     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by counsel and to various other conditions. The nature of each Underwriter's obligation is such that each is committed to purchase the aggregate principal amount of Notes set forth opposite its name if any Notes are purchased.

                                                                             PRINCIPAL AMOUNT
UNDERWRITERS                                                                     OF NOTES
------------                                                                 ----------------
BT Securities Corporation..................................................    $
NationsBanc Capital Markets, Inc...........................................
                                                                             ----------------
  Total....................................................................    $100,000,000
                                                                             ===============


     The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page hereof, and to certain dealers
at such price less a concession not in excess of      % of the principal amount
of the Notes offered hereby. After the public offering of the Notes offered hereby, the public offering price and other selling terms may be changed.



     Investment Corp. does not intend to apply for listing of the Notes on a national securities exchange. Investment Corp. has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. There can be no assurance that an active public market for the Notes will develop.



     Investment Corp. has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.



                                 LEGAL MATTERS



     The validity of the Notes being offered hereby will be passed upon for Investment Corp. by Baker & Hostetler, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. From time to time, Baker & Hostetler represents The British Petroleum Company plc and certain of its affiliates in certain matters.

                                    EXPERTS


     The financial statements of the North American Fibers Division of Unifrax Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and the balance sheet of Unifrax Investment Corp. as of August 20, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


     With respect to the unaudited combined interim financial information for the six-month periods ended June 30, 1995 and 1996 of Unifrax Corporation, XPE Vertriebs GmbH and NAF Brasil Ltda., appearing elsewhere herein and in the Registration Statement, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included elsewhere herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.



                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, with respect to the Notes offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Notes, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. (The Commission maintains a site on the World Wide Web containing reports, proxy materials, information statements and other items. The address is http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS


UNIFRAX INVESTMENT CORP.:
Report of Independent Auditors........................................................  F-2
Balance Sheet as of August 20, 1996...................................................  F-3
Note to Balance Sheet.................................................................  F-4
NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION:
Report of Independent Auditors........................................................  F-5
Balance Sheets as of December 31, 1994 and 1995.......................................  F-6
Statements of Income for the years ended December 31, 1993, 1994 and 1995.............  F-7
Statement of Changes in Parent Company Investment for the years ended December 31,
  1993, 1994 and 1995.................................................................  F-8
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995.........  F-9
Notes to Financial Statements.........................................................  F-10
UNIFRAX CORPORATION, XPE VERTRIEBS GMBH AND NAF BRASIL LDTA:
Independent Accountants' Review Report................................................  F-21
Combined Balance Sheets as of June 30, 1995 and 1996 (unaudited)......................  F-22
Combined Statements of Income for the six months ended June 30, 1995 and 1996
  (unaudited).........................................................................  F-23
Combined Statement of Changes in Parent Company Investment for the six months ended
  June 30, 1995 and 1996 (unaudited)..................................................  F-24
Combined Statements of Cash Flows for the six months ended June 30, 1995 and 1996
  (unaudited).........................................................................  F-25
Notes to Interim Combined Financial Statements (unaudited)............................  F-26

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Unifrax Investment Corp.

We have audited the accompanying balance sheet of Unifrax Investment Corp. at August 20, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Unifrax Investment Corp. at August 20, 1996 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Buffalo, New York
August 20, 1996

                            UNIFRAX INVESTMENT CORP.


                                 BALANCE SHEET


                                                                                    AUGUST 20,
                                                                                       1996
                                                                                    ----------
Cash..............................................................................    $1,000
                                                                                      ======
SHAREHOLDER'S EQUITY
Common stock, no par value; 1,000 shares authorized; 1,000 shares issued and
  outstanding.....................................................................    $   10
Additional paid-in capital........................................................       990
                                                                                      ------
                                                                                      $1,000
                                                                                      ======

See accompanying note.

                            UNIFRAX INVESTMENT CORP.


                             NOTE TO BALANCE SHEET


1. ORGANIZATION


     Unifrax Investment Corp. was organized for the purpose of obtaining funds through a public offering of debt securities to be used to partially finance a stock redemption by Unifrax Corporation, an indirect wholly-owned subsidiary of BP America Inc. and ultimately of The British Petroleum Company plc ("BP"), in connection with a recapitalization and acquisition of Unifrax Corporation and two related sales corporations located in Germany and Brazil, which are owned by BP International Limited, a wholly-owned subsidiary of BP, by Unifrax Holding Co.


     Unifrax Investment Corp. was incorporated in Delaware on August 20, 1996.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
BP America Inc.

     We have audited the accompanying balance sheets of the North American Fibers Division of Unifrax Corporation (the "Division") at December 31, 1994 and 1995 and the related statements of income, changes in parent company investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Division at December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the financial statements, in 1993 the Division changed its method of accounting for postretirement benefits other than pensions.

                                          /s/ ERNST & YOUNG LLP

Buffalo, New York
April 19, 1996
Except for Notes 1 and 14, as to which the date is June 9, 1996

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION


                                 BALANCE SHEETS



                             (DOLLARS IN THOUSANDS)



                                                                               DECEMBER 31
                                                                            ------------------
                                                                             1994       1995
                                                                            -------    -------
ASSETS
Current assets:
  Cash....................................................................  $    98    $    37
  Accounts receivable, trade, less allowances of $1,337 and $919,
     respectively.........................................................   13,380     13,675
  Accounts receivable, affiliates.........................................    2,295        598
  Inventories.............................................................    7,820      7,701
  Deferred income taxes...................................................    2,783      2,465
  Prepaid expenses and other current assets...............................      152        181
                                                                            -------    -------
Total current assets......................................................   26,528     24,657
Property, plant and equipment, net........................................   30,076     29,288
Other assets..............................................................      293        294
                                                                            -------    -------
                                                                            $56,897    $54,239
                                                                            =======    =======
LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
  Accounts payable........................................................  $ 2,354    $ 3,081
  Accrued expenses........................................................    7,486      6,813
                                                                            -------    -------
Total current liabilities.................................................    9,840      9,894
Accrued postretirement benefit cost.......................................    4,878      4,986
Deferred income taxes.....................................................    3,825      3,535
Other long-term obligations...............................................      400        400
                                                                            -------    -------
Total liabilities.........................................................   18,943     18,815
Parent company investment -- excess of assets over liabilities............   37,954     35,424
                                                                            -------    -------
                                                                            $56,897    $54,239
                                                                            =======    =======


See accompanying notes to financial statements.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION


                              STATEMENTS OF INCOME



                             (DOLLARS IN THOUSANDS)


                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                   1993       1994       1995
                                                                  -------    -------    -------
Net sales:
  Outside.......................................................  $63,864    $71,890    $79,515
  Affiliate.....................................................    3,828      4,356      4,549
                                                                  -------    -------    -------
                                                                   67,692     76,246     84,064
Operating expenses:
  Cost of goods sold............................................   34,153     37,590     40,630
  Selling and distribution......................................    9,932     10,688     11,579
  Administration................................................    5,415      6,279      6,189
  Allocated corporate charges...................................    2,800      2,300      2,700
  Research and development......................................    2,247      2,272      2,450
  Restructuring charges.........................................      155         --         --
                                                                  -------    -------    -------
                                                                   54,702     59,129     63,548
                                                                  -------    -------    -------
Operating income................................................   12,990     17,117     20,516
Other income (expense):
  Royalty income, net of related expenses.......................      630        622        953
  Miscellaneous.................................................      (81)       (31)       (21)
                                                                  -------    -------    -------
                                                                      549        591        932
                                                                  -------    -------    -------
Income before income taxes and cumulative effect of change in
  accounting principle..........................................   13,539     17,708     21,448
Provision for income taxes......................................    5,611      7,256      8,743
                                                                  -------    -------    -------
Income before cumulative effect of change in accounting
  principle.....................................................    7,928     10,452     12,705
Cumulative effect of change in accounting principle.............   (2,658)        --         --
                                                                  -------    -------    -------
Net income......................................................  $ 5,270    $10,452    $12,705
                                                                  =======    =======    =======

See accompanying notes to financial statements.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION


               STATEMENT OF CHANGES IN PARENT COMPANY INVESTMENT



                             (DOLLARS IN THOUSANDS)


Balance at January 1, 1993.........................................................  $38,439
Net income.........................................................................    5,270
Net change in parent company advances..............................................   (7,238)
                                                                                     -------
Balance at December 31, 1993.......................................................   36,471
Net income.........................................................................   10,452
Net change in parent company advances..............................................   (8,969)
                                                                                     -------
Balance at December 31, 1994.......................................................   37,954
Net income.........................................................................   12,705
Net change in parent company advances..............................................  (15,235)
                                                                                     -------
Balance at December 31, 1995.......................................................  $35,424
                                                                                     =======

See accompanying notes to financial statements.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION



                            STATEMENTS OF CASH FLOWS



                             (DOLLARS IN THOUSANDS)



                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                   1993       1994       1995
                                                                  -------    -------    -------
OPERATING ACTIVITIES
Net income......................................................  $ 5,270    $10,452    $12,705
Adjustments to reconcile net income to cash provided by
  operating activities:
  Depreciation and amortization.................................    3,971      4,220      4,301
  Provision for deferred income taxes...........................     (233)      (591)        28
  Provision for pension (income) expense........................      (90)      (223)       149
  Loss (gain) on sales of property, plant and equipment.........       69         (6)        88
  Foreign exchange loss (gain)..................................       21         43        (20)
  Cumulative effect of change in accounting principle...........    2,658         --         --
  Changes in operating assets and liabilities:
     Accounts receivable........................................   (2,737)    (1,475)     1,422
     Inventories................................................      849     (1,542)       119
     Prepaid expenses and other current assets..................       66        (62)       (29)
     Accounts payable and accrued expenses......................       97        350         54
     Accrued postretirement benefit cost........................      231        158        108
                                                                  -------    -------    -------
Cash provided by operating activities...........................   10,172     11,324     18,925
INVESTING ACTIVITIES
Capital expenditures............................................   (3,032)    (2,670)    (3,404)
Deferred software and other costs...............................       --         --       (294)
Proceeds from sales of property, plant and equipment............       82         92        105
                                                                  -------    -------    -------
Cash used in investing activities...............................   (2,950)    (2,578)    (3,593)
FINANCING ACTIVITIES
Cash transfers to parent company, net...........................   (7,134)    (8,743)   (15,393)
                                                                  -------    -------    -------
Cash used in financing activities...............................   (7,134)    (8,743)   (15,393)
                                                                  -------    -------    -------
Net increase (decrease) in cash.................................       88          3        (61)
Cash -- beginning of year.......................................        7         95         98
                                                                  -------    -------    -------
Cash -- end of year.............................................  $    95    $    98    $    37
                                                                  =======    =======    =======


See accompanying notes to financial statements.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1994 AND 1995

1. ORGANIZATION AND BASIS OF PRESENTATION


     Unifrax Corporation ("Unifrax"), previously known as The Carborundum Company ("Carborundum"), is an indirect wholly-owned subsidiary of BP America Inc. ("BP America") and ultimately of The British Petroleum Company p1c ("BP"). Prior to the sale referred to below, the continuing operations of Unifrax and related affiliates principally comprised high performance ceramic product businesses with manufacturing facilities located in the United States, Puerto Rico, Brazil, Germany, Australia, and the United Kingdom. The North American Fibers Division of Unifrax (the "Division"), included herein, manufactures heat resistant ceramic fiber products for automotive, commercial, and industrial customers primarily throughout North America. Manufacturing facilities are located in Western New York (Tonawanda, Sanborn, and Amherst) and New Carlisle, Indiana.



     As part of a program to review holdings not related to its core hydrocarbon and chemicals businesses, in 1994 BP announced its intent to seek potential buyers for Carborundum, including the Division, and its related domestic and foreign affiliates (collectively the "Group"). In May 1995, BP entered into an agreement under the terms of which it agreed to sell principally all continuing businesses of the Group including Carborundum, but excluding the Division, to Societe Europeenne des Produits Refractaires and various other affiliates of Compagnie de Saint-Gobain ("SEPR"). This sale was completed on February 29, 1996. In connection with the sale, Carborundum changed its name to Unifrax Corporation.



     The effects of any divestiture of the Division are not reflected in the accompanying special-purpose financial statements, which are intended to reflect the specific assets and liabilities of the operations being sold on a historical cost basis. The accompanying financial statements include the assets, liabilities and related operations of the Division expected to be included as part of any divestiture and exclude the assets, liabilities and related operations of other Carborundum divisions.


     Prior to the sale referred to above, the Division had certain shared assets and incurred certain common costs which related to both the Division and other Unifrax operations. As such, for purposes of preparing these special-purpose financial statements, management of Unifrax made certain allocations of assets, liabilities and expenses to the Division. Management of the Division believes that the basis of such allocations is reasonable; however, the amounts could differ from amounts that would be determined if the Division were operated on a stand-alone basis (see Note 7).


     Under the terms of agreements dated October 14, 1994 and April 19, 1996, BP America assumed, through an indirect wholly-owned subsidiary, certain assets and liabilities of Unifrax. Further, under the terms of these agreements, BP America, among other things, agreed to indemnify Unifrax, including the Division, for all liabilities, if any, that might result from any claims for wrongful death or personal injury caused by exposure to refractory ceramic fiber products manufactured by Unifrax, subject to certain loss retention levels (see
Note 14). This indemnity, upon the execution of an agreement providing for the sale of Unifrax, or the Division, to an entity not affiliated with BP America, will be superseded by the sale agreement, which will contain, among other things, additional provisions necessary to administer the agreement. Assets and liabilities assumed, or indemnified, by BP America under the terms of these agreements are not included in the accompanying special-purpose financial statements.



     On June 9, 1996, BP entered into an agreement whereby BP agreed, subject to future financing, to complete a recapitalization of Unifrax, which will result in Unifrax Holding Co., an entity controlled by Kirtland Capital Partners, and BP owning 90% and 10%, respectively, of the common stock of Unifrax. The agreement contains, among other things, an indemnification by BP, for all liabilities, if any, that might result from any claims for wrongful death or personal injury caused by exposure to refractory ceramic fiber products manufactured by Unifrax, subject to certain cost sharing provisions. The closing of the transaction is expected to occur in October 1996.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

     The financial information included herein may not necessarily reflect the financial position, results of operations or cash flows of the Division in the future or what the financial position, results of operations or cash flows of the Division would have been if it were a separate, stand-alone entity during the periods presented (see Note 7).


2. SAINT-GOBAIN SALE



     On February 29, 1996, BP completed the sale of principally all continuing businesses of the Group, including Carborundum, but excluding the Division.


     During the years ended December 31 1993, 1994 and 1995, the Division's sales to businesses included as part of this sale amounted to $3,828 thousand, $4,356 thousand and $4,549 thousand, respectively.

     In connection with this sale, BP and SEPR entered into various agreements regarding the ongoing relationship between the Division and SEPR subsequent to the closing of the transaction. Under the terms of certain of these agreements, among other things, for a period of five years ending on March 1, 2001:

 (i) the Division is precluded from selling, outside of the United States, Canada and Mexico, products licensed to SEPR;

 (ii) for products manufactured by the Division that are not covered by the license agreement, except for expanding paper products, the world-wide marketing rights of which are retained by the Division, SEPR is the exclusive distributor of such products outside of the United States, Canada and Mexico; for certain of these products, SEPR can elect, on a product by product basis, to manufacture the product and pay a royalty to the Division;

(iii) die cutting operations associated with expanding paper products in Brazil and Germany will be performed by SEPR; in lieu of performing the die cutting, SEPR can elect to obtain a royalty free license to manufacture expanding paper products outside of the United States, Canada, and Mexico; and


(iv) the Division is required to provide certain specified technical services and product information for which, in certain situations, the Division will receive a royalty.


     Note 17 to the financial statements ("Pro Forma Impact of Saint-Gobain Sale") includes a summary of the pro forma impact of the Saint-Gobain Sale on the operations of the Division for the year ended December 31, 1995.


3. SIGNIFICANT ACCOUNTING POLICIES



REVENUE RECOGNITION


     The Division recognizes revenue at the time of shipment to the customer. Sales to affiliates generally reflect prices offered to the Division's highest volume distributors. The Division provides for probable future returns and uncollectible accounts as revenue is recognized.


INVENTORIES


     Inventories are stated at cost, but not in excess of net realizable value. The cost of substantially all inventories is determined by the last-in, first-out method (LIFO).


PROPERTY, PLANT AND EQUIPMENT


     Property, plant and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets which range from 3 years to 20 years for machinery and equipment, and 20 years to 40 years for land improvements and buildings. Expenditures for renewals and

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION improvements that extend the useful life of an asset are capitalized. Expenditures for routine repairs and maintenance are generally charged to operations when incurred.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Under the provisions of this accounting standard, asset carrying amounts are required to be reviewed whenever events or circumstances indicate that such carrying amounts may not be recoverable. When considered impaired, the accounting standard requires that the carrying amount of the asset be reduced, by a charge to income, to its current fair value. With regards to assets to be disposed of, the accounting standard requires such assets to be reported at the lower of carrying amount or fair value less cost to sell. Unifrax, and the Division, adopted SFAS 121 effective January 1, 1996. The adoption of the accounting standard had no impact on the Division's results of operations or financial position.


ENVIRONMENTAL LIABILITIES


     Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not allocable to current or future earnings are expensed. Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS



     Effective January 1, 1993, Unifrax adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). This accounting standard requires companies to accrue the actuarially determined costs of postretirement benefits other than pensions during the years that the employee renders the necessary service. Under Unifrax's previous policy, the annual expense of health care and life insurance benefits provided to certain retired employees was determined based on the amount of actual claims incurred and on premiums paid. As a result of Unifrax electing to immediately recognize the cumulative effect of adopting SFAS 106 as of January 1, 1993, an after-tax charge of $2,658 thousand ($4,489 thousand before tax) is included in the Division's 1993 operations.



INCOME TAXES


     The results of operations of Unifrax's U.S. subsidiaries, including the operations of the Division, are included in the consolidated U.S. corporate income tax return of BP America. The Division's provision for income taxes is computed as if the Division filed its annual tax returns on a separate company basis. The current portion of the income tax provision is satisfied by the Division through a charge or credit to parent company investment.

     Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that apply in the periods in which the deferred tax asset or liability is expected to be realized or settled.

     Investment tax credits are accounted for using the flow-through method.


CERAMIC FIBER HEALTH STUDIES


     Ceramic fiber health studies (see Note 14), which management of the Division considers to be an integral part of the business, are generally undertaken by the Division and other producers of ceramic fiber once every three to five years. The Division also performs ongoing employee health studies and conducts tests

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION as part of new product research and development. The cost of ceramic fiber health studies are expensed as incurred. Amounts charged to operations during the years ended December 31, 1993, 1994 and 1995 relating to the cost of these health studies amounted to $1,115 thousand, $1,819 thousand and $1,329 thousand, respectively, and are included in administration expense in the accompanying statements of income.



ACCOUNTING FOR STOCK BASED COMPENSATION


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123, which must be adopted by the Division in 1996, encourages a fair value-based method of accounting for employee stock options or similar equity instruments, but allows continued use of the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Companies electing to continue to use APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied. The Division has not yet determined whether it will account for stock based compensation under the provisions of APB 25 or SFAS 123.


USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


4. INVENTORIES


     Major classes of inventories are as follows:

                                                                          DECEMBER 31
                                                                       ------------------
                                                                        1994       1995
                                                                       -------    -------
     Raw material and supplies.......................................  $ 1,497    $ 1,309
     In-process......................................................    1,601      1,066
     Finished product................................................    4,057      4,564
                                                                       -------    -------
                                                                         7,155      6,939
     Adjustment to LIFO cost.........................................      665        762
                                                                       -------    -------
                                                                       $ 7,820    $ 7,701
                                                                       =======    =======

     The cost of inventories determined on the LIFO method exceeds the current cost of inventories principally as a result of reduced manufacturing costs.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

5. PROPERTY, PLANT AND EQUIPMENT


     Major classes of property, plant and equipment are as follows:

                                                                          DECEMBER 31
                                                                       ------------------
                                                                        1994       1995
                                                                       -------    -------
     Land and land improvements......................................  $ 1,377    $ 1,712
     Buildings.......................................................   15,196     15,555
     Machinery, equipment, furniture and fixtures....................   36,674     37,878
     Construction in progress........................................    1,792      2,472
                                                                       -------    -------
                                                                        55,039     57,617
     Less accumulated depreciation and amortization..................  (24,963)   (28,329)
                                                                       -------    -------
                                                                       $30,076    $29,288
                                                                       =======    =======

     For the years ended December 31, 1993, 1994 and 1995, depreciation expense amounted to $3,911 thousand, $4,132 thousand and $4,008 thousand, respectively.


6. FINANCING ACTIVITIES


     The Division is part of a centralized cash management system whereby all cash disbursements of the Division are funded by, and all cash receipts are transferred to, BP America.


7. RELATED PARTY TRANSACTIONS


     Certain support services, such as information systems, credit and collections, payroll, corporate communications and health, safety, and environmental quality have been provided to all domestic Unifrax businesses on a centralized basis. Costs for these services were allocated to the businesses based on usage. The Division was charged for such services in the amount of $1,245 thousand, $1,295 thousand and $1,191 thousand for the years ended December 31, 1993, 1994 and 1995, respectively.

     In addition, certain other indirect administrative expenses of Unifrax, as well as research and development activities, except those research and development activities relating specifically to ceramic fiber businesses, were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Unifrax. Amounts allocated to the Division amounted to $2,800 thousand, $2,300 thousand and $2,700 thousand for the years ended December 31, 1993, 1994 and 1995, respectively.

     In the opinion of management, charges and allocations have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Division been operating as a stand-alone entity. Management estimates the cost for these services on a stand-alone basis would have been approximately $1,700 thousand per annum for the years ended December 31, 1993, 1994 and 1995.

     As a result of the sale of principally all continuing businesses of Unifrax except for the Division (see Notes 1 and 2), and the elimination of Unifrax corporate activities, the Division has a service continuation agreement with SEPR. Under the terms of the agreement, SEPR will provide certain administrative services, substantially similar to those services previously provided by Unifrax centrally, and will charge the Division a service fee, which will approximate the charges previously received for similar services, for a period of up to six months. Upon the expiration of this agreement, the Division expects that the applicable administrative services will be provided internally, or purchased from other third-party providers.

     The Division's property, product and certain other loss exposures are insured through insurance premiums paid to indirect wholly-owned insurance subsidiaries of BP. Also, except for the State of New York, for which the Division was self-insured, the Division, through December 31, 1993, insured its workers'

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION compensation obligations through insurance premiums paid to one of the subsidiaries. On January 1, 1994, the Division became self-insured for all workers' compensation loss exposures. Insurance premiums charged to operations for these various insurance categories during the years ended December 31, 1993, 1994 and 1995 amounted to $279 thousand, $243 thousand and $117 thousand, respectively. Management estimates the cost for these insurance categories on a stand-alone basis would have been approximately $1,000 thousand per annum for the years ended December 31, 1993, 1994 and 1995.

     The Division historically performed research and development activities for all Unifrax ceramic fiber businesses and performed certain research and development services for a joint venture affiliated with Unifrax. The Division granted licenses to the ceramic fiber businesses located outside of North America and to the joint venture to use the technology developed and charged a royalty based upon the level of sales of products manufactured at such businesses. The amounts charged to these businesses totaled $687 thousand, $709 thousand and $884 thousand for the years ended December 31, 1993, 1994 and 1995, respectively, and is included in royalty income, net of related expenses, in the accompanying statements of income. As discussed in Note 2, the Division, for a period of five years ending on March 1, 2001, will continue to provide ceramic fiber businesses located outside of North America with specified technical services and product information for which, in certain situations, the Division will receive a royalty (see Note 17).

     The Division periodically enters into product purchase transactions with certain BP affiliates and other Unifrax businesses. Purchases from such entities during the years ended December 31, 1993, 1994 and 1995 totaled $3,095 thousand, $3,285 thousand and $1,073 thousand, respectively.


8. ACCRUED EXPENSES


     Accrued expenses consist of the following:


                                                                           DECEMBER 31
                                                                         ----------------
                                                                          1994      1995
                                                                         ------    ------
     Employee benefit accruals.........................................  $1,957    $2,083
     Ceramic fiber product stewardship and monitoring..................   1,192     1,168
     Other.............................................................   4,337     3,562
                                                                         ------    ------
                                                                         $7,486    $6,813
                                                                         ======    ======



9. RETIREMENT PLANS



     The Division participates in defined benefit retirement plans sponsored by BP America. The defined benefit retirement plans are of two general types -- flat dollar plans and salary related plans. Flat dollar plans, which are negotiated with unions, pay benefits based on length of service. Salary related plans, pertaining to all non-hourly employees, pay benefits based on length of service and level of compensation. Annual contributions are made to the defined benefit plans which at least equal the amounts required by law. Contribution amounts are determined by independent actuaries using an actuarial cost method that has an objective of providing an adequate fund to meet pension obligations as they mature. The assets of these plans are held in U.S. and foreign equity securities, fixed income securities, interest bearing cash and real estate. Net pension income (expense) allocated to the Division approximated $90 thousand, $223 thousand and $(149) thousand in 1993, 1994 and 1995, respectively. Amounts allocated are principally determined based on payroll.


     The Division, through BP America, participates in a defined contribution 401(k) plan which is available to substantially all non-union employees of the Division. Division contributions, representing a 50% matching of employee contributions up to a maximum of 6% of the employee's base pay, amounted to $281 thousand, $299 thousand and $313 thousand during the years ended December 31, 1993, 1994 and 1995, respectively.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


     The Division, through BP America, provides certain health care and life insurance benefits for retired employees who meet eligibility requirements. Those benefits are provided through insured and self-insured arrangements. As discussed in Note 3, Unifrax adopted SFAS 106 effective January 1, 1993. Prior to 1993, the annual expense of providing benefits to retirees was based on the amount of actual claims incurred and on premiums paid.

     The Division's policy is to fund postretirement benefits as insurance premiums or claims become due. Amounts allocated to the Division are principally determined based on employer information.

     The following table summarizes the components of net periodic postretirement benefit expense allocated to the Division for 1993, 1994 and 1995:

                                                                    YEAR ENDED DECEMBER
                                                                            31,
                                                                   ----------------------
                                                                   1993     1994     1995
                                                                   ----     ----     ----
     Service cost -- benefits earned.............................  $ 55     $ 89     $ 70
     Interest costs..............................................   380      304      265
                                                                   ----     ----     ----
     Net periodic postretirement benefit expense.................  $435     $393     $335
                                                                   ====     ====     ====

     The following table presents the status of the unfunded postretirement benefit obligation allocated to the Division and the amounts recognized in the Division's balance sheets:

                                                                           DECEMBER 31
                                                                         ----------------
                                                                          1994      1995
                                                                         ------    ------
     Accumulated postretirement benefit obligation:
       Retirees........................................................  $2,136    $2,340
       Employees fully eligible........................................     720       839
       Other active employees..........................................   1,035     1,605
                                                                         ------    ------
                                                                          3,891     4,784
     Unrecognized net gain.............................................     987       202
                                                                         ------    ------
     Accrued postretirement benefit cost...............................  $4,878    $4,986
                                                                         ======    ======

     The accumulated postretirement benefit obligation is based on a weighted-average assumed discount rate of 7.0% at December 31, 1995 (8.5% at December 31, 1994). The assumed rates of future increases in per capita cost of health care benefits (health care cost trend rate) for 1996 are 10.4% for those beneficiaries under age 65 and 8.1% for those beneficiaries age 65 and over, each declining gradually to 5% for both age groups by the year 2003 and in subsequent years. Decreasing the discount rate to 7.0% in 1995 increased the accumulated postretirement benefit obligation by approximately $900 thousand.

     The effect of a one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $500 thousand and increase the annual aggregate service and interest cost by approximately $60 thousand.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

11. INCOME TAXES


     The provision for income taxes consists of the following:


                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1993      1994      1995
                                                                 ------    ------    ------
     Current:
       Federal                                                   $4,594    $6,179    $6,900
       State                                                      1,250     1,668     1,815
                                                                 ------    ------    ------
                                                                  5,844     7,847     8,715
     Deferred                                                      (233)     (591)       28
                                                                 ------    ------    ------
                                                                 $5,611    $7,256    $8,743
                                                                 ======    ======    ======


     The provision for income taxes differs from the amount computed by applying the statutory income tax rate as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1993      1994      1995
                                                                 ------    ------    ------
     Income before income taxes at 35%.........................  $4,739    $6,198    $7,507
     Permanent income tax disallowances........................      24        57        51
     Impact of federal rate change on deferred taxes...........      80        --        --
     State taxes, net of federal benefit.......................     768     1,001     1,185
                                                                 ------    ------    ------
                                                                 $5,611    $7,256    $8,743
                                                                 ======    ======    ======

     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1994 and 1995, the major components of deferred tax assets and liabilities were as follows:


                                                                          DECEMBER 31
                                                                       ------------------
                                                                        1994       1995
                                                                       -------    -------
     Deferred tax liabilities:
       Property, plant and equipment.................................  $(5,809)   $(5,624)
       Other.........................................................     (168)      (107)
                                                                       -------    -------
     Total deferred tax liabilities..................................   (5,977)    (5,731)
     Deferred tax assets:
       Accrued liabilities...........................................    1,948      1,624
       Accrued postretirement benefit cost...........................    1,989      2,033
       Inventory.....................................................      728        712
       Other.........................................................      270        292
                                                                       -------    -------
     Total deferred tax assets.......................................    4,935      4,661
                                                                       -------    -------
     Net deferred tax liability......................................  $(1,042)   $(1,070)
                                                                       =======    =======



12. LEASE COMMITMENTS AND RENTALS


     The Division rents two manufacturing facilities and certain equipment under various operating leases. The lease agreement for one of the facilities expires 2002 and contains options which allow the Division to extend the lease term for up to three additional five year periods, or to purchase the facility for a purchase price determined in accordance with the lease agreement. The lease agreement for the second facility expires 2004 and contains options which allow the Division to extend the lease term for up to two additional five year

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION periods, or to purchase the facility for a purchase price equal to fair value. Total rental expense for the years ended December 31, 1993, 1994 and 1995 amounted to $1,206 thousand, $1,176 thousand and $1,429 thousand, respectively.

     Future minimum lease payments under all non-cancelable operating leases having a remaining term in excess of one year as of December 31, 1995 are as follows:

                                                           (DOLLARS IN
                                                            THOUSANDS)
                                                       --------------------
                    1996...............................        $  858
                    1997...............................           838
                    1998...............................           825
                    1999...............................           765
                    2000...............................           774
                    Thereafter.........................         1,979

13. SEVERANCE

     During 1993, the Division implemented a work force reduction program with respect to salaried employees. Included in the 1993 operating results is a charge of $155 thousand relating to the cost of this program. Total employee separations under the program were 9.

14. CONTINGENCIES

CERAMIC FIBERS

     Regulatory agencies and others, including the Division, are currently conducting scientific research to determine the potential health impact resulting from the inhalation of airborne ceramic fibers. To date, the results of this research have been inconclusive as to whether or not ceramic fiber exposure presents an unreasonable risk to humans. Although not required to do so, management of the Division intends to undertake a study in 1997, either separately or in conjunction with other producers of ceramic fibers, to evaluate, among other things, the physical properties of ceramic fibers having a redesigned chemistry.

     Various legal proceedings and claims have been made against manufacturers of ceramic fibers, including Unifrax and the Division, alleging death or personal injury as a result of exposure in the manufacture and handling of ceramic fiber and other products. The amount of any liability that might ultimately exist with respect to these claims is presently not determinable.

     Consistent with customary practice among manufacturers of ceramic fiber products, the Division has entered into agreements with distributors of its product whereby the Division has agreed to indemnify the distributors against losses resulting from ceramic fiber claims and the costs to defend against such claims. The amount of any liability that might ultimately exist with respect to these indemnities is presently not determinable.

     Under an agreement with Unifrax, BP America had agreed to indemnify Unifrax, including the Division, for liabilities, if any, that might result from an unfavorable outcome of ceramic fiber claims in excess of $100 thousand per occurrence and $2,500 thousand in the aggregate (see Note 1). This indemnity was superseded by the Recapitalization Agreement (see Note 1), which provides that BP or one of its subsidiaries will indemnify Unifrax for such losses, if any, subject to certain cost sharing provisions. Unifrax, including the Division, and BP America intend to defend ceramic fiber claims vigorously.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

ENVIRONMENTAL MATTERS

     The Division is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations. These include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or petroleum substances by the Division or by other parties.

     Under agreements with Unifrax, BP America assumed liability, and the rights to recovery from third parties, for environmental remediation and other similar required actions with respect to certain environmental obligations of Unifrax, including certain obligations associated with the North American ceramic fiber business (see Note 1).

     The Division may, in the future, be involved in further environmental assessments or clean-ups. While the ultimate requirement for any such remediation, and its cost, is presently not known, and while the amount of any future costs could be material to the results of operations in the period in which they are recognized, the Division does not expect these costs, based upon currently known information and existing requirements, to have a material adverse effect on its financial position.


     The Division owns a site in Sanborn, NY, at which extensive remediation activity is currently being undertaken. The site has been used by a number of former Carborundum operations other than the Division, as a result of which, certain contamination is present in the soil. Neither past nor current operations of the Division are believed to have contributed to, or to be contributing to, the existence of the contamination. BP America has assumed responsibility for implementing remedial activities specified by the State of New York which required removal of the contamination, chiefly by means of soil vapor extraction. Efforts to remediate the site are expected to continue for some time, at a cost to BP America of approximately $12.5 million. Because BP America has assumed liability for the remediation and has, to date, conducted the remediation activities without involvement from the Division, the probability that the Division would be required to make material expenditures related to the site cleanup is considered remote. In connection with the June 9, 1996 agreement between BP America and Unifrax Holding, BP America will take title to, and assume all liabilities with respect to, this property upon completion of the Recapitalization and Unifrax will lease a portion of the present manufacturing facilities on site. Accordingly, no reserves have been established in the Division's balance sheet with respect to this property.


OTHER

     Various other legal proceedings and claims have been made against the Division in the ordinary course of business. While the amounts could be material to the results of operations in the period recognized, in the opinion of management of the Division, the ultimate liability, if any, resulting from such matters will not have a material adverse effect on the Division's financial position.

15. CAPITAL EXPANSION PROJECT

     In November 1995, the Division announced that an estimated $14 million manufacturing facility expansion will be undertaken at the Division's New Carlisle, Indiana facility. Construction is scheduled to begin in the second quarter of 1996 and the new facility is expected to be fully operational in late 1997.


16. MAJOR CUSTOMER


     The Division had sales to one customer which accounted for approximately 11% of net sales for 1995. No one customer accounted for 10% or more of net sales in 1993 or 1994.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION

17. PRO FORMA IMPACT OF SAINT-GOBAIN SALE (UNAUDITED)

     As described in Note 2, in connection with the sale of principally all continuing businesses of Unifrax, excluding the Division, BP and SEPR entered into various agreements regarding the ongoing relationship between the Division and SEPR subsequent to the closing of the sale.

     The following pro forma financial information assumes the agreements with SEPR were in effect at January 1, 1995, and is based on available data and upon certain assumptions that management of the Division believes are reasonable under the circumstances. Pro forma adjustments principally comprise the elimination of certain affiliate sales and royalties and the inclusion of estimated direct customer and distributor sales under the agreements with SEPR, as adjusted for the estimated impacts on costs and expenses.

                                                                          PRO FORMA
                                                          HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                          ----------     -----------     ---------
Net Sales.............................................     $ 84,064        $  (426)       $83,638
Operating income......................................       20,516         (1,127)        19,389
Income before income taxes............................       21,448         (1,517)        19,931
Net income............................................       12,705           (895)        11,810

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Unifrax Corporation


     We have reviewed the accompanying interim combined balanced sheets of Unifrax Corporation, XPE Vertriebs GmbH and NAF Brasil Ltda. (the "Company") as of June 30, 1995 and 1996 and the related interim combined statements of income, changes in parent company investment and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management.


     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based upon our reviews, we are not aware of any material modifications that should be made to the accompanying interim combined financial statements referred to above for them to be in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP
Buffalo, New York
July 10, 1996

                    UNIFRAX CORPORATION, XPE VERTRIEBS GMBH

                              AND NAF BRASIL LTDA.

                            COMBINED BALANCED SHEETS


                             JUNE 30, 1995 AND 1996



                                  (UNAUDITED)



                             (DOLLARS IN THOUSANDS)



                                                                     1995        1996
                                                                    -------     -------
ASSETS
Current assets:
Cash............................................................    $   111     $    --
Accounts receivable, trade, less allowances of $1,338
  and $1,147, respectively......................................     13,875      15,235
Accounts receivable, affiliates.................................      2,158          --
Inventories.....................................................      8,297       8,840
Deferred income taxes...........................................      2,626       2,769
Prepaid expenses and other current assets.......................        196         433
                                                                    -------     -------
Total current assets............................................     27,263      27,277
Property, plant and equipment, net..............................     29,156      30,082
Other assets....................................................        249         544
                                                                    -------     -------
                                                                    $56,668     $57,903
                                                                    =======     =======
LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
  Accounts payable..............................................    $ 2,181     $ 3,805
  Accrued expenses..............................................      7,931       8,110
                                                                    -------     -------
Total current liabilities.......................................     10,112      11,915
Accrued postretirement benefit cost.............................      4,945       5,116
Deferred income taxes...........................................      3,679       3,357
Other long-term obligations.....................................        400         400
                                                                    -------     -------
Total liabilities...............................................     19,136      20,788
Parent company investment -- excess of assets over
  liabilities...................................................     37,532      37,115
                                                                    -------     -------
                                                                    $56,668     $57,903
                                                                    =======     =======


See independent accountants' review report and accompanying notes.

                    UNIFRAX CORPORATION, XPE VERTRIEBS GMBH

                              AND NAF BRASIL LTDA.

                         COMBINED STATEMENTS OF INCOME

                             JUNE 30, 1995 AND 1996

                    SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)


                                                                     1995        1996
                                                                    -------     -------
Net sales.......................................................    $43,036     $45,192
Operating expenses:
  Cost of goods sold............................................     20,803      22,579
  Selling and distribution......................................      6,064       6,418
  Administration................................................      3,218       3,429
  Allocated corporate charges...................................      1,350         356
  Research and development......................................      1,372       1,121
                                                                    -------     -------
                                                                     32,807      33,903
                                                                    -------     -------
Operating income................................................     10,229      11,289
  Other income (expense):
     Royalty income, net of related expenses....................        423         264
     Miscellaneous..............................................        (31)       (221)
                                                                    -------     -------
                                                                        392          43
                                                                    -------     -------
Income before income taxes......................................     10,621      11,332
Provision for income taxes......................................      4,316       4,697
                                                                    -------     -------
Net income......................................................    $ 6,305     $ 6,635
                                                                    =======     =======



See independent accountants' review report and accompanying notes.

                    UNIFRAX CORPORATION, XPE VERTRIEBS GMBH

                              AND NAF BRASIL LTDA.

           COMBINED STATEMENT OF CHANGES IN PARENT COMPANY INVESTMENT

                    SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)


                                                                     1995        1996
                                                                    -------     -------
Balance -- beginning of period..................................    $37,954     $35,424
Net income......................................................      6,305       6,635
Net change in parent company advances...........................     (6,727)     (4,944)
                                                                    -------     -------
Balance -- end of period........................................    $37,532     $37,115
                                                                    =======     =======



See independent accountants' review report and accompanying notes.

                    UNIFRAX CORPORATION, XPE VERTRIEBS GMBH

                              AND NAF BRASIL LTDA.

                       COMBINED STATEMENTS OF CASH FLOWS

                    SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)


                                                                     1995        1996
                                                                    -------     -------
OPERATING ACTIVITIES
Net income......................................................    $ 6,305     $ 6,635
Adjustments to reconcile net income to cash provided by
  operating activities:
  Depreciation and amortization.................................      2,094       1,955
  Provision for deferred income taxes...........................         11        (482)
  Provision for pension expense.................................        120          78
  Loss on sales of property, plant and equipment................         50         157
Changes in operating assets and liabilities:
  Accounts receivable...........................................       (358)       (962)
  Inventories...................................................       (477)     (1,139)
  Prepaid expenses and other current assets.....................        (44)       (252)
  Accounts payable and accrued expenses.........................        272       2,021
  Accrued postretirement benefit cost...........................         67         130
                                                                    -------     -------
Cash provided by operating activities...........................      8,040       8,141
INVESTING ACTIVITIES
Capital expenditures............................................     (1,193)     (2,795)
Deferred software and other costs...............................         --        (254)
Proceeds from sales of property, plant and equipment............         24          --
                                                                    -------     -------
Cash used in investing activities...............................     (1,169)     (3,049)
FINANCING ACTIVITIES
Cash transfers to parent company, net...........................     (6,858)     (5,129)
Cash used in financing activities...............................     (6,858)     (5,129)
                                                                    -------     -------
Net increase (decrease) in cash.................................         13         (37)
Cash -- beginning of period.....................................         98          37
                                                                    -------     -------
Cash -- end of period...........................................    $   111     $    --
                                                                    =======     =======



See independent accountants' review report and accompanying notes.

          UNIFRAX CORPORATION, XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

                             JUNE 30, 1995 AND 1996

                                  (UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION


Unifrax Corporation ("Unifrax") is an indirect wholly-owned subsidiary of BP America Inc. ("BP America") and ultimately of The British Petroleum Company plc ("BP"). The unaudited financial information furnished herein reflects the combined financial position and combined results of operations of Unifrax and related sales corporations in Europe (XPE Vertriebs GmbH) and South America (NAF Brasil Ltda.), which are wholly owned by BP International Limited, a wholly-owned subsidiary of BP (collectively, the "Company"), and reflects all adjustments, which in the opinion of management are of a normal recurring nature, necessary to fairly state the Company's financial position and results of operations for the periods presented. This information should be read in conjunction with the audited financial statements of the North American Fibers Division of Unifrax Corporation for the year ended December 31, 1995.


Prior to February 29, 1996, Unifrax Corporation was known as The Carborundum Company ("Carborundum") and included a number of divisions and subsidiaries engaged in various manufacturing businesses. On February 29, 1996, all of the businesses except for the North American Ceramic Fibers Division (the "Division") were sold in the Saint-Gobain Sale (see Note 6). Concurrent with the sale, Carborundum was renamed Unifrax Corporation, and subsequent to the sale, Unifrax consisted solely of the Division. The financial statements of Unifrax Corporation (included in the combined financial statements of the Company) represent only the financial position, results of operations, changes in parent company investment, and cash flows of the Division as of and for the six month periods ending June 30, 1995 and 1996.


Subsequent to the Saint-Gobain Sale (see Note 6), the Company began making sales of certain products through related sales corporations in Europe (XPE Vertriebs
GmbH) and South America (NAF Brasil Ltda.) which were established for that sole purpose. The unaudited combined financial statements included herein include the results of these sales corporations. Prior to February 29, 1996, sales of these products were made to other foreign affiliates of Unifrax, who, in turn, sold to the final customer. Such sales are included in net sales in the accompanying unaudited combined statements of income.



On June 9, 1996, BP entered into an agreement whereby BP agreed, subject to future financing, to complete a recapitalization of the Company, which will result in Unifrax Holding Co., a wholly-owned subsidiary of Kirtland Capital Partners, and BP owning 90% and 10%, respectively, of the common stock of the Company. As part of the recapitalization, BP will contribute their ownership in XPE Vertriebs GmbH and NAF Brasil Ltda. to Unifrax (to be accounted for at historical basis), and these companies will become subsidiaries of Unifrax. The Company expects to close the transaction in October 1996. The effects of any divestiture of the Company are not reflected in the accompanying financial statements.



Unifrax has 3,000 authorized shares of $1 par value common stock, of which 100 shares are currently issued and outstanding. XPE Vertriebs GmbH has an authorized quota of 600,000 deutsche marks, which is fully subscribed, and NAF Brasil Ltda. has an authorized quota of 500,000 Real, of which 499,999 is subscribed. Unifrax has historically been accounted for as a division, with no separately reported equity other than an amount equal to its net assets captioned as "parent company investment."



The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996.


The financial information included herein may not necessarily reflect the financial position, results of operations or cash flows of the Company in the future or what the financial position, results of operations or


                  See independent accountants' review report.

          UNIFRAX CORPORATION, XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.

cash flows of the Company would have been if it were a separate, stand alone entity during the periods presented.

2. INVENTORIES


Major classes of inventories are as follows:


                                                                       1995        1996
                                                                      -------     -------
                                                                          (DOLLARS IN
                                                                           THOUSANDS)
     Raw material and supplies......................................  $ 1,382     $ 1,445
     In-process.....................................................    1,600       1,142
     Finished product...............................................    4,650       5,700
                                                                        7,632       8,287
     Adjustment to LIFO cost........................................      665         553
                                                                      -------     -------
                                                                      $ 8,297     $ 8,840
                                                                      =======     =======


At June 30, 1996, the Company had open purchase commitments for a raw material used in the manufacturing process totaling approximately $700 thousand.

3. PROPERTY, PLANT AND EQUIPMENT

     Major classes of property, plant and equipment are as follows:

                                                                       1995        1996
                                                                      -------     -------
                                                                          (DOLLARS IN
                                                                           THOUSANDS)
     Land and land improvements.....................................  $ 1,387     $ 1,709
     Buildings......................................................   15,339      15,574
     Machinery, equipment, furniture and fixtures...................   36,973      38,421
     Construction in progress.......................................    2,141       4,482
                                                                      -------     -------
                                                                       55,840      60,186
     Less accumulated depreciation and amortization.................   26,684      30,104
                                                                      -------     -------
                                                                      $29,156     $30,082
                                                                      =======     =======

For the six month periods ended June 30, 1995 and 1996, depreciation expense amounted to $2,050 thousand and $1,951 thousand, respectively.


4. CONTINGENCIES


CERAMIC FIBERS


Regulatory agencies and others, including the Company, are currently conducting scientific research to determine the potential health impact resulting from the inhalation of airborne ceramic fibers. To date, the results of this research have been inconclusive as to whether or not ceramic fiber exposure presents an unreasonable risk to humans. Although not required to do so, management of the Company intends to undertake a study in 1997, either separately or in conjunction with other producers of ceramic fibers, to evaluate, among other things, the physical properties of ceramic fibers having a redesigned chemistry.


Various legal proceedings and claims have been made against manufacturers of ceramic fibers, including the Company, alleging death or personal injury as a result of exposure in the manufacture and handling of ceramic fiber and other products. The amount of any liability that might ultimately exist with respect to these claims is presently not determinable.


                  See independent accountants' review report.

          UNIFRAX CORPORATION, XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.

Consistent with customary practice among manufacturers of ceramic fiber products, the Company has entered into agreements with distributors of its product whereby the Company has agreed to indemnify the distributors against losses resulting from ceramic fiber claims and the costs to defend against such claims. The amount of any liability that might ultimately exist with respect to these claims is presently not determinable.


Under an agreement with Unifrax, BP America had agreed to indemnify the Company for liabilities, if any, that might result from an unfavorable outcome of ceramic fiber claims in excess of $100 thousand per occurrence and $2,500 thousand in the aggregate. This indemnity was superseded by the Recapitalization Agreement (see Note 1), which provides that BP, or one of its subsidiaries, will indemnify the Company for such losses, if any, subject to certain cost sharing provisions. The Company and BP America intend to defend ceramic fiber claims vigorously.



ENVIRONMENTAL MATTERS


The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations. These include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or petroleum substances by the Company or by other parties.

Under agreements with Unifrax, BP America assumed liability, and the rights to recovery from third parties, for environmental remediation and other similar required actions with respect to certain environmental obligations of the Company.

The Company may, in the future, be involved in further environmental assessments or clean-ups. While the ultimate requirement for any such remediation, and its cost, is presently not known, and while the amount of any future costs could be material to the results of operations in the period in which they are recognized, the Company does not expect these costs, based upon currently known information and existing requirements, to have a material adverse effect on its financial position.


     The Division owns a site in Sanborn, NY, at which extensive remediation activity is currently being undertaken. The site has been used by a number of former Carborundum operations other than the Division, as a result of which, certain contamination is present in the soil. Neither past nor current operations of the Division are believed to have contributed to, or to be contributing to, the existence of the contamination. BP America has assumed responsibility for implementing remedial activities specified by the State of New York which required removal of the contamination, chiefly by means of soil vapor extraction. Efforts to remediate the site are expected to continue for some time, at a cost to BP America of approximately $12.5 million. Because BP America has assumed liability for the remediation and has, to date, conducted the remediation activities without involvement from the Division, the probability that the Division would be required to make material expenditures related to the site cleanup is considered remote. In connection with the June 9, 1996 agreement between BP America and Unifrax Holding, BP America will take title to, and assume all liabilities with respect to, this property upon completion of the Recapitalization and Unifrax will lease a portion of the present manufacturing facilities on site. Accordingly, no reserves have been established in the Division's balance sheet with respect to this property.



OTHER



Various other legal proceedings and claims have been made against the Company in the ordinary course of business. While the amounts could be material to the results of operations in the period recognized, in the opinion of management of the Company, the ultimate liability, if any, resulting from such matters will not have a material adverse effect on the Company's financial position.


                  See independent accountants' review report.

          UNIFRAX CORPORATION, XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.



         NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



5. CAPITAL EXPANSION PROJECT


In November 1995, the Company announced that an estimated $14 million manufacturing facility expansion will be undertaken at the Company's New Carlisle, Indiana facility. Construction began in the second quarter of 1996 and the new facility is expected to be fully operational in late 1997.


6. SAINT-GOBAIN SALE


On February 29, 1996, BP completed the sale of principally all continuing businesses of Unifrax, excluding the Company, to Societe Europeenne des Produits Refractaires and various other affiliates of Compagnie de Saint- Gobain ("SEPR") (the "Saint-Gobain Sale"). In connection with this sale, BP and SEPR entered into various agreements regarding the ongoing relationship between the Company and SEPR subsequent to the closing of the sale. The following pro forma financial information assumes the agreements with SEPR were in effect January 1, 1996 and is based on available data and upon certain assumptions that management of the Company believes are reasonable under the circumstances. The pro forma adjustments principally comprise the elimination of certain affiliate sales and royalties and the inclusion of estimated direct customer and distributor sales under the agreements with SEPR, as adjusted for the estimated impacts on costs and expenses.


                                                                    PRO FORMA
                                                     HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                     ----------    -----------    ---------
     Net sales.....................................   $ 45,192        $ (71)       $45,121
     Operating income..............................     11,289         (188)        11,101
     Income before income taxes....................     11,332         (277)        11,055
     Net income....................................      6,635         (163)         6,472



                  See independent accountants' review report.

------------------------------------------------------
------------------------------------------------------


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.


                                ---------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................   12
The Recapitalization......................   19
Use of Proceeds...........................   20
Capitalization............................   21
Pro Forma Financial Data..................   22
Selected Historical Financial Data........   27
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   29
Business..................................   35
Management................................   47
Principal Stockholders....................   53
Certain Relationships and Related
  Transactions............................   54
Description of Credit Agreement and Other
  Indebtedness............................   57
Description of Notes......................   58
Underwriting..............................   79
Legal Matters.............................   79
Experts...................................   80
Additional Information....................   80
Index to Financial Statements.............  F-1


                                ---------------


UNTIL            , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                          ---------------------------



                                   PROSPECTUS

                          ---------------------------
                                    [logo]

                                    UNIFRAX



                            UNIFRAX INVESTMENT CORP.



                                  $100,000,000

                               % SENIOR NOTES DUE 2003


                           BT SECURITIES CORPORATION


                       NATIONSBANC CAPITAL MARKETS, INC.
                                                , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II



                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Notes being registered. All amounts are estimates except the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") fees.


                                                                                  AMOUNT TO
                                                                                   BE PAID
                                                                                  ---------
SEC registration fee............................................................   $34,483
NASD filing fee.................................................................   $10,500
Printing costs..................................................................         *
Legal fees and expenses.........................................................         *
Accounting fees and expenses....................................................         *
Blue sky fees and expenses......................................................         *
Trustee fees and expenses.......................................................         *
Miscellaneous...................................................................         *
                                                                                  ---------
  Total.........................................................................   $
                                                                                  ==========


---------------


* To be filed by amendment.



ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.


     The Registrant's By-laws incorporate substantially the provisions of the General Corporation Law of the State of Delaware providing for indemnification of directors and officers of the Registrant against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     As permitted by Section 102 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Registrant and its stockholders arising from a breach of a director's fiduciary duty except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.


     Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if in the case of other than derivative suits he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation who is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against him.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     In August 1996, 1,000 shares of common stock of the Registrant were sold by the Registrant to Holding for an aggregate offering price of $1,000.00 in a transaction exempt from the Securities Act pursuant to Section 4(2) thereof.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.



(A) EXHIBITS.



 1.1**    Form of Underwriting Agreement
 2.1*     Recapitalization Agreement
 3.1*     Certificate of Incorporation of the Registrant
 3.2*     By-laws of the Registrant
 4.1**    Form of Indenture (including form of Note)
 5.1**    Opinion of Baker & Hostetler as to the legality of the securities being registered
10.1**    Form of Credit Agreement between the Unifrax Corporation and the Lenders to be named therein
10.2**    1996 Stock Option Plan (to become effective subsequent to consummation of the
          Offering)
10.3*     Lease relating to Tonawanda plant
10.4*     Lease relating to Amherst plant
10.5*     Sanborn Lease
10.6***   Covenant Not to Compete between The British Petroleum Company plc, its affiliates, and the Unifrax Corporation and Societe Europeenne des Produits Refractaires, and
          its affiliates (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.7***   Product Distribution Agreement between the Unifrax Corporation and Societe
          Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.8***   Distributed Product License Agreement between the Unifrax Corporation and Societe
          Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.9***   License Agreement between the Unifrax Corporation and Societe Europeenne des
          Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.10***  Trademark License and Consent Agreement between the Unifrax Corporation and Societe
          Europeenne des Produits Refractaires
10.11***  Conversion Agreement between the Unifrax Corporation and Societe Europeenne des
          Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.12***  XPE License Agreement between the Unifrax Corporation and Societe Europeenne des
          Produits Refractaires
10.13*    Form of Covenant Not to Compete between Holding and BP
10.14*    Form of Stockholders Agreement among the Company, BPX and Holding
10.15**   Tax Sharing Agreement between the Company and Holding
10.16**   Advisory Services Agreement between the Company and Kirtland Capital Corporation
10.17*    Form of BP Note
12.1      Statement re: Computation of Ratios
23.1      Consent of Ernst & Young LLP

23.2      Acknowledgment of Ernst & Young LLP
23.3**    Consent of Baker & Hostetler (included in their opinion filed as Exhibit 5.1 hereto)
25.1**    Statement of Eligibility and Qualification on Form T-1 of, as Trustee under the
          Indenture
27.1      Financial Data Schedule
99.1      Consents of Messrs. Kelly, Roos, Lancaster, Manning, Nestor, Turben and Wright to
          become directors of Unifrax Corporation


---------------


  * Previously filed



 ** To be filed by amendment



*** Incorporated by reference to the exhibit identified by the same number filed with Amendment No. 1 to the Registration Statement on Form S-1 of Unifrax Acquisition Corp. (Registration No. 333-3892)



(B) FINANCIAL STATEMENT SCHEDULES


     The following financial statement schedules are included herein:

     Schedule II Valuation and qualifying accounts for the years ended December 31, 1993, 1994 and 1995

     All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the information is included in the financial statements and therefore has been omitted.


ITEM 17. UNDERTAKINGS.


     (a) The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NIAGARA FALLS, STATE OF NEW YORK, ON OCTOBER 9, 1996.



                                            UNIFRAX INVESTMENT CORP.


                                            By:  /s/ William P. Kelly
                                                -----------------------

                                            William P. Kelly,
                                            President and


                                            Chief Executive Officer



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



          SIGNATURE                               TITLE                            DATE
------------------------------  ------------------------------------------  -------------------
 /s/ William P. Kelly           Director, President and Chief               October 9, 1996
----------------------          Executive Officer (Principal Executive
William P. Kelly                Officer)

 /s/ Mark D. Roos               Treasurer (Principal Financial              October 9, 1996
----------------------          Officer and Principal Accounting Officer)
Mark D. Roos

                                 EXHIBIT INDEX



 1.1**      Form of Underwriting Agreement
 2.1*       Recapitalization Agreement
 3.1*       Certificate of Incorporation of the Registrant
 3.2*       By-laws of the Registrant
 4.1**      Form of Indenture (including form of Note)
 5.1**      Opinion of Baker & Hostetler as to the legality of the securities being registered
10.1**      Form of Credit Agreement between the Unifrax Corporation and the Lenders to be named therein
10.2**      1996 Stock Option Plan (to become effective subsequent to consummation of the
            Offering)
10.3*       Lease relating to Tonawanda plant
10.4*       Lease relating to Amherst plant
10.5*       Sanborn Lease
10.6***     Covenant Not to Compete between The British Petroleum Company plc, its affiliates, and the Unifrax Corporation and Societe Europeenne des Produits Refractaires, and
            its affiliates (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.7***     Product Distribution Agreement between the Unifrax Corporation and Societe
            Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.8***     Distributed Product License Agreement between the Unifrax Corporation and Societe
            Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.9***     License Agreement between the Unifrax Corporation and Societe Europeenne des
            Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.10***    Trademark License and Consent Agreement between the Unifrax Corporation and
            Societe Europeenne des Produits Refractaires
10.11***    Conversion Agreement between the Unifrax Corporation and Societe Europeenne des
            Produits Refractaires (portions of this Exhibit have been omitted and will be filed separately with the Commission pursuant to a request for confidential treatment)
10.12***    XPE(TM) License Agreement between the Unifrax Corporation and Societe Europeenne des Produits Refractaires
10.13*      Form of Covenant Not to Compete between Holding and BP
10.14*      Form of Stockholders Agreement among the Company, BPX and Holding
10.15**     Tax Sharing Agreement between the Company and Holding
10.16**     Management Agreement between the Company and Kirtland Capital Corporation
10.17*      Form of BP Note
12.1        Statement re: Computation of Ratios
23.1        Consent of Ernst & Young LLP
23.2        Acknowledgment of Ernst & Young LLP
23.3**      Consent of Baker & Hostetler (included in their opinion filed as Exhibit 5.1 hereto)
25.1**      Statement of Eligibility and Qualifications on Form T-1 of as Trustee under the
            Indenture
27.1        Financial Data Schedule
99.1        Consents of Messrs. Kelly, Roos, Lancaster, Manning, Nestor, Turben and Wright to
            become directors of Unifrax Corporation


---------------


  * Previously filed



 ** To be filed by amendment



*** Incorporated by reference to the exhibit identified by the same number filed with Amendment No. 1 to the Registration Statement on Form S-1 of Unifrax Acquisition Corp. (Registration No. 333-3892)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
BP America Inc.

     We have audited the balance sheets of the North American Fibers Division of Unifrax Corporation (the "Division") as of December 31, 1993, 1994 and 1995, and the related statements of income, changes in parent company investment and cash flows for the years then ended, and have issued our report thereon dated April 19, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Division's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            /s/ ERNST & YOUNG LLP

Buffalo, New York
April 19, 1996

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS


             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION



                             (DOLLARS IN THOUSANDS)



                                         BALANCE             ADDITIONS
                                           AT        -------------------------
                                         BEGINNING                  CHARGED TO                    BALANCE AT
                                           OF        CHARGED TO       OTHER                         END OF
             DESCRIPTION                 PERIOD       EXPENSE        ACCOUNTS      DEDUCTIONS       PERIOD
-------------------------------------    -------     ----------     ----------     ----------     ----------
Year ended December 31, 1995:
Deducted from asset accounts:
Allowance for doubtful accounts......    $  490        $  149         $              $    1(a)      $  638
Allowance for returns................       847           820                         1,386(b)         281
Allowance for obsolescence...........       200           270                           270(c)         200
                                         -------     ----------     ----------     ----------     ----------
  Total..............................    $1,537        $1,239         $    0         $1,657         $1,119
                                         =======     ==========     ==========     ==========     =========
Year ended December 31, 1994:
Deducted from asset accounts:
Allowance for doubtful accounts......    $  506        $  145                        $  161(a)      $  490
Allowance for returns................       665         2,036                         1,854(b)         847
Allowance for obsolescence...........       268           107                           175(c)         200
                                         -------     ----------     ----------     ----------     ----------
  Total..............................    $1,439        $2,288         $    0         $2,190         $1,537
                                         =======     ==========     ==========     ==========     =========
Year ended December 31, 1993:
Deducted from asset accounts:
Allowance for doubtful accounts......    $  371        $  144         $              $    9(a)      $  506
Allowance for returns................       495         1,150                           980(b)         665
Allowance for obsolescence...........       268           146                           146(c)         268
                                         -------     ----------     ----------     ----------     ----------
  Total..............................    $1,134        $1,440         $    0         $1,135         $1,439
                                         =======     ==========     ==========     ==========     =========

---------------

(a) Uncollectible accounts written off, net of recoveries.

(b) Returns from customers during the year.

(c) Obsolete inventory disposals.